

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 26, 2017**

MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01   Entry into a Material Definitive Agreement.

Agreement and Plan of Merger and Related Transactions

On November 26, 2017, Meredith Corporation, an Iowa corporation ("Meredith"), Gotham Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Meredith ("Purchaser") and Time Inc., a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser has agreed to commence a cash tender offer to acquire all of the shares of the Company's common stock (the "Offer") for a purchase price of $18.50 per share, net to the seller, in cash (the "Offer Consideration"), without interest, less any required withholding taxes.

Purchaser is obligated to commence the Offer within ten business days from the date of the Merger Agreement and to keep the Offer open for twenty business days, subject to possible extension under the terms of the Merger Agreement.

The consummation of the Offer will be conditioned on (i) a majority of all shares of the Company's outstanding common stock having been validly tendered into (and not withdrawn from) the Offer prior to the scheduled expiration of the Offer, (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the United States, (iii) the absence of any legal restraint, (iv) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of the Company contained in the Merger Agreement, and (v) other customary conditions. The Offer is not subject to a financing condition.

Following the consummation of the Offer, subject to customary conditions, Purchaser will be merged with and into the Company (the "Merger") and the Company will become a wholly owned subsidiary of Meredith, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law without any additional stockholder approvals. In the Merger, each outstanding share of the Company's common stock (other than (i) shares owned by Meredith, the Company or Purchaser, (ii) shares with respect to which appraisal rights are properly exercised under Delaware law, and (iii) shares validly tendered and not validly withdrawn in accordance with the terms of the Offer) will be converted into the right to receive an amount in cash equal to the Offer Consideration (the "Merger Consideration"), without interest, less any required withholding taxes.

The Merger Agreement provides that stock options, restricted stock units and certain performance stock units that are outstanding immediately prior to the Effective Time but unvested after giving effect to the transaction will be assumed by Meredith and will be subject to the same terms and conditions, including applicable vesting conditions, as applied to each such equity-based award immediately prior to the Effective Time, provided that the number of shares subject to such equity-based awards (and the exercise price in the case of stock options) will be adjusted based on the Exchange Ratio.

The "Exchange Ratio" means an amount equal to the quotient obtained by dividing (i) the Merger Consideration by (ii) the volume weighted average price per share of Meredith's common stock on the New York Stock Exchange for the ten consecutive trading days ending on the complete trading day immediately prior to the Closing Date (as defined in the Merger Agreement).

The Merger Agreement provides that other equity-based awards (including stock options, restricted stock units and performance stock units) that are outstanding immediately prior to the Effective Time and are vested after giving effect to the transaction, and certain other performance stock units and deferred stock units, will be canceled and converted into the right to receive an amount of cash, without interest and less any required withholding taxes, equal to the product of (i) the total number of shares of the Company's common stock underlying such equity-based award multiplied by (ii) the Merger Consideration (less the exercise price per share, in the case of options).

Meredith, Purchaser and the Company have made customary representations, warranties and covenants in the Merger Agreement. The Company has agreed to conduct its business in all material respects in the ordinary course of business until the earlier of the Effective Time (as defined in the Merger Agreement) and the termination of the Merger Agreement.

In addition, under the terms of the Merger Agreement, the Company has agreed not to continue to solicit or otherwise facilitate any alternative Company Acquisition Proposals (as defined in the Merger Agreement), subject to customary exceptions that permit the Company to respond to any unsolicited Company Acquisition Proposal, provided that the Company's board of directors has determined in good faith (after consultation with the Company's outside financial advisors and outside legal counsel) (i) that such Company Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and (ii) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties and subject to compliance with certain procedures set forth in the Merger Agreement. Prior to the Acceptance Time (as defined in the Merger Agreement), the Company's board of directors is also permitted to change its recommendation in favor of the Merger or to terminate the Merger Agreement in order to accept an unsolicited Superior Proposal (as defined in the Merger Agreement) (subject to compliance with the procedures set forth in the Merger Agreement), provided that the Company's board of directors has determined in good faith (after consultation with the Company's outside financial advisors and outside legal counsel) that the alternative Company Acquisition Proposal is a Superior Proposal and failure to do so would reasonably be expected to be inconsistent with its fiduciary duties. Meredith has the right to match any alternative Company Acquisition Proposal so that such proposal fails to be a Superior Proposal that would allow the Company's board of directors to change its recommendation or the Company to terminate the Merger Agreement. If the Company is permitted to terminate the Merger Agreement in connection with a Superior Proposal and does so, under such circumstances, the Company must pay Meredith, concurrently with such termination, a $65 million termination fee. In addition, this termination fee is payable by the Company to Meredith under other specified circumstances, and in certain circumstances Meredith is entitled to reimbursement of expenses incurred in connection with the enforcement of the Company's obligation to pay such termination fee.

In addition to the foregoing termination rights, either party may terminate the Merger Agreement if the Acceptance Time (as defined in the Merger Agreement) has not occurred on or before May 26, 2018 (such date, which may be extended to August 26, 2018 in certain circumstances specified in the Merger Agreement, the "End Date").

The Merger Agreement has been unanimously adopted by the boards of directors of Meredith, Purchaser and the Company and the board of directors of the Company unanimously recommends that stockholders of the Company tender their shares of the Company's common stock in the Offer.

The foregoing description of the Offer and the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated into this report by reference in its entirety. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or Meredith. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential Disclosure Letters provided by each of the Company and Meredith to the other in connection with the signing of the Merger Agreement. These confidential Disclosure Letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purposes of allocating risk between the Company and Meredith rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterizations of the actual state of facts about the Company or Meredith.

Debt Commitment Letter

In connection with the Offer and the Merger, Meredith entered into a commitment letter (the "Commitment Letter") with Royal Bank of Canada, RBC Capital Markets, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC and Citigroup Global Markets Inc. (collectively, the "Commitment Parties") on November 26, 2017, pursuant to which the Commitment Parties have committed to provide $1,800 million of secured term loans pursuant to a term loan facility, $350 million of secured revolving commitments and/or $1,400 million of bridge loans, the proceeds of which will be used to (i) refinance the loans under the Company's and Meredith's existing credit facilities and certain outstanding debt of the Company and Meredith, (ii) purchase all of the issued and outstanding common stock of the Company in connection with the Offer and the Merger, and (iii) pay any prepayment premiums, fees and expenses in connection with any of the foregoing. It is expected that at the consummation of the Merger, senior unsecured notes will be issued and sold pursuant to a high yield senior unsecured notes offering in lieu of a portion or all of the bridge loans. The commitments to provide the foregoing loans are subject to certain conditions, including the negotiation of definitive documentation for the foregoing loans and other customary closing conditions consistent with the Merger Agreement. Meredith will pay customary fees and expenses in connection with obtaining the Commitment Letter and the foregoing loans and has agreed to indemnify the lenders if certain losses are incurred by the lenders in connection therewith. Among other termination rights, the obligations of the Commitment Parties under the Commitment Letter will terminate automatically upon the earliest to occur of: (i) the End Date, if the Merger has not occurred by such date; (ii) the entry by Meredith and certain of its subsidiaries into definitive agreements with respect to the foregoing loans; or (iii) the termination of the Merger Agreement in accordance with its terms prior to the Closing. A copy of the Commitment Letter is attached hereto as Exhibit 10.1 and is incorporated into this report by reference in its entirety.

Equity Commitment Letter

In connection with the Offer and the Merger, Meredith entered into a commitment letter (the "Equity Commitment Letter") with Koch Equity Development LLC ("Koch") on November 26, 2017, pursuant to which Koch has committed to purchase 650,000 shares of a new series of preferred stock designated "Series A Preferred Stock" (the "Shares"), detachable warrants to purchase up to 1,625,000 shares of Meredith's common stock, and options to purchase up to 875,000 shares of Meredith's common stock, for an amount equal to $650 million in cash (the "Equity Commitment"). The proceeds of the Equity Commitment will be used to purchase all of the issued and outstanding common stock of the Company in connection with the Offer and the Merger and pay transaction fees and expenses. The Equity Commitment is subject to certain conditions, including the negotiation of definitive documentation and other customary closing conditions consistent with the Merger Agreement. Neither the Shares nor any other securities will be issued in connection with the Equity Commitment until immediately prior to, and contingent upon the occurrence of, the Effective Time (as defined in the Merger Agreement). Meredith will pay customary fees and expenses in connection with the foregoing equity financing and has agreed to indemnify Koch if certain losses are incurred by Koch in connection with the Equity Commitment Letter. Among other termination rights, the obligations of Equity Commitment Letter will terminate automatically upon the earliest to occur of: (i) the End Date if the Merger has not occurred by such date; (ii) the consummation of the Merger (and the funding in full of the Equity Commitment); or (iii) the termination of the Merger Agreement in accordance with its terms prior to the Closing. A copy of the Equity Commitment Letter is attached hereto as Exhibit 10.2 and is incorporated into this report by reference in its entirety.

Item 7.01   Regulation FD Disclosure.

On November 26, 2017, Meredith issued a press release in connection with the Merger. A copy of the press release is attached hereto as Exhibit 99.1 to this report and is incorporated by reference herein.

The information under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being furnished under Item 7.01 and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act on 1934, as amended (the "Exchange Act"), or otherwise subject to liability of that section nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Item 9.01   Financial Statements and Exhibits.

    (d) Exhibits

2.1	Agreement and Plan of Merger, dated as of November 26, 2017, by and among Time Inc., Meredith Corporation and Gotham Merger Sub, Inc.*
10.1	Commitment Letter, dated November 26, 2017, by and among Meredith Corporation, Royal Bank of Canada, RBC Capital Markets, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC and Citigroup Global Markets Inc.
10.2	Equity Commitment Letter, dated November 26, 2017, by and among Meredith Corporation and Koch Equity Development LLC.
99.1	Press Release issued November 26, 2017, by Meredith Corporation.**

* All exhibits and schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

** Furnished pursuant to Item 7.01 of Form 8-K.

Additional Information

The Offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Purchaser and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company. The offer to purchase shares of the Company's common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Purchaser, and the solicitation/recommendation statement will be filed with the SEC by the Company. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Forward-Looking Statements

This report and the Exhibits attached hereto contain forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Meredith's, Purchaser's and the Company's control.

Statements in this document regarding Meredith, Purchaser the Company that are forward-looking, including, without limitation, projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Meredith, Purchaser and the Company. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the ability to achieve the synergies and value creation contemplated by the proposed transaction; management's ability to promptly and effectively integrate the businesses of the two companies; and the diversion of management time on transaction-related issues.

For more discussion of important risk factors that may materially affect Meredith, Purchaser and the Company, please see the risk factors contained in Meredith's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, both of which are on file with the SEC. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Meredith, Purchaser or the Company. None of Meredith, Purchaser or the Company assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: November 27, 2017

INDEX TO EXHIBITS

Exhibit Number	Item
2.1	Agreement and Plan of Merger, dated as of November 26, 2017, by and among Time Inc., Meredith Corporation and Gotham Merger Sub, Inc.*
10.1	Commitment Letter, dated November 26, 2017, by and among Meredith Corporation, Royal Bank of Canada, RBC Capital Markets, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC and Citigroup Global Markets Inc.
10.2	Equity Commitment Letter, dated November 26, 2017, by and among Meredith Corporation and Koch Equity Development LLC.
99.1	Press Release issued November 26, 2017, by Meredith Corporation.**

* All exhibits and schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

** Furnished pursuant to Item 7.01 of Form 8-K.

Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

TIME INC.,

MEREDITH CORPORATION,

and

GOTHAM MERGER SUB, INC.

Dated as of November 26, 2017

TABLE OF CONTENTS

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

ARTICLE VI

COVENANTS OF THE COMPANY

ARTICLE VII

COVENANTS OF PARENT AND PURCHASER

ARTICLE VIII

COVENANTS OF PARENT AND THE COMPANY

ARTICLE IX

CONDITIONS TO THE MERGER

ARTICLE X

TERMINATION

ARTICLE XI

MISCELLANEOUS

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of November 26, 2017, among Time Inc., a Delaware corporation (the "Company"), Meredith Corporation, an Iowa corporation ("Parent"), and Gotham Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"). Parent, Purchaser and the Company are referred to individually as a "Party" and collectively as "Parties".

R E C I T A L S

WHEREAS, it is proposed that, upon the terms and subject to the conditions set forth herein, Purchaser shall commence a tender offer (the "Offer") to acquire any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Stock"), for $18.50 per share of Company Stock, in cash, without interest and less any required withholding taxes (as may be increased pursuant to Section 2.1(b), the "Offer Consideration");

WHEREAS, it is also proposed that, upon the terms and subject to the conditions set forth herein, as soon as practicable following the consummation of the Offer, the Parties will effect the acquisition of the Company by Parent through the merger of Purchaser with and into the Company, with the Company surviving the merger as the surviving corporation (the "Merger");

WHEREAS, the Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL");

WHEREAS, the board of directors of the Company (the "Company Board") has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Company's stockholders accept the Offer and tender their shares of Company Stock to Purchaser pursuant to the Offer (the "Company Board Recommendation");

WHEREAS, the boards of directors of Parent and Purchaser have each unanimously approved this Agreement and determined that the terms of this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Parent and Purchaser and their respective stockholders, and Parent, as sole stockholder of Purchaser, has adopted this Agreement effective as of immediately following the execution and delivery of this Agreement; and

WHEREAS, Parent, the Company and Purchaser desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties agree as set forth herein,

ARTICLE I

DEFINITIONS

Section 1.1   Definitions. As used herein, the following terms have the following meanings:

"Acceptable Confidentiality Agreement" means a confidentiality agreement entered into after the date hereof that contains provisions that in the aggregate are no less favorable to the Company than those contained in the Confidentiality Agreement and that does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to Section 8.2 or otherwise prevent the Company from complying with its obligations under Section 8.2.

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with, such first Person. The term "control" (including its correlative meanings "controlling", "controlled" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether though ownership of such Person's securities or partnership or other ownership interests, or by Contract or otherwise).

"Assumed Awards" means the Assumed Options, the Assumed RSUs and the Assumed PSUs.

"Business Day" means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York are authorized or required by Law or to be closed.

"Closing Date" means the date on which the Closing occurs.

"Code" means the U.S. Internal Revenue Code of 1986, as amended.

"Company Acquisition Proposal" means any offer, proposal or indication of interest (whether or not in writing) from any Person (other than Parent and its Subsidiaries) relating to or involving, whether in a single transaction or series of related transactions: (i) any direct or indirect acquisition, lease, exchange, license, transfer, disposition (including by way of liquidation or dissolution of the Company or any of its Subsidiaries) or purchase of any business, businesses or assets (including equity interests in Subsidiaries but excluding sales of assets in the ordinary course of business) of the Company or any of its Subsidiaries that constitute or account for 15% or more of the consolidated net revenues, net income or net assets of the Company and its Subsidiaries, taken as a whole; (ii) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, sale of securities, reorganization, recapitalization, tender offer, exchange offer, liquidation, dissolution, extraordinary dividend, or similar transaction involving the Company or any of its Subsidiaries and a Person or "group" (as defined in Section 13(d) of the Exchange Act) pursuant to which such Person or "group" would beneficially own 15% or more of the equity interests in the surviving or resulting entity of such transaction immediately following such transaction; or (iii) any combination of the foregoing.

"Company Adverse Recommendation Change" means any of the following actions by the Company Board or any committee thereof: (i) withdrawing, amending, changing, modifying or qualifying, or otherwise proposing publicly to withdraw, amend, change, modify or qualify, in a manner adverse to Parent or Purchaser, the Company Board Recommendation, (ii) failing to make the Company Board Recommendation in the initial Schedule 14D-9, subject to the terms and conditions of this Agreement, (iii) approving or recommending or declaring advisable, or otherwise proposing publicly to approve or recommend or declare advisable, any Company Acquisition Proposal or (iv) if a Company Acquisition Proposal has been publicly disclosed, failing to publicly recommend against such Company Acquisition Proposal within 10 Business Days of the request of Parent and reaffirming the Company Board Recommendation within such ten Business Day period upon such request in accordance with Section 8.2(g).

"Company Balance Sheet" means the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2016 and the footnotes thereto set forth in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2016.

"Company Disclosure Letter" means the disclosure letter delivered by the Company to Parent and Purchaser in connection with, and upon the execution of, this Agreement.

"Company Equity Plans" means the Time Inc. 2014 Omnibus Incentive Compensation Plan, the Time Inc. 2016 Omnibus Incentive Compensation Plan and the Time Inc. Inducement Award Plan.

"Company Material Adverse Effect" means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (i) general economic or political conditions in the United States or any foreign jurisdiction or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, (ii) changes or conditions generally affecting the industries, markets or geographical areas in which the Company or any of its Subsidiaries operates, (iii) outbreak or escalation of hostilities, acts of war (whether or not declared), terrorism or sabotage, or other changes in geopolitical conditions, including any material worsening of such conditions threatened or existing as of the date hereof, except to the extent that such event, occurrence, development, circumstance, change or effect disproportionately and adversely affects the Company relative to other participants in the industries in which the Company operates or the economy generally, as applicable, (iv) any epidemics, natural disasters (including hurricanes, tornadoes, floods or earthquakes) or other force majeure events, except to the extent that such event, occurrence, development, circumstance, change or effect disproportionately and adversely affects the Company relative to other participants in the industries in which the Company operates or the economy generally, as applicable, (v) any failure by the Company or its Subsidiaries to meet any internal or published (including analyst) projections, expectations, forecasts or predictions in respect of the Company's revenue, earnings or other financial performance or results of operations, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenue, earnings or other financial performance or results of operations, (vi) the downgrade in rating of any debt or debt securities of the Company or any of its Subsidiaries, (vii) changes in GAAP or the interpretation thereof or the adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any Law applicable to the operation of the business of the Company or any of its Subsidiaries, (viii) the taking of any action required by this Agreement or the taking of any action or refraining from taking any action at Parent or Purchaser's written direction, (ix) any change in the market price or trading volume of the Company Securities, (x) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (other than for purposes of any representation or warranty contained in Section 4.4 but subject to disclosures in Section 4.4 of the Company Disclosure Letter), or the public announcement or pendency of this Agreement, the Offer or the Merger, including any resulting loss or departure of officers or other employees of the Company or any of its Subsidiaries, or the termination or reduction (or potential reduction) or any other resulting negative relationship in the Company's or any of its Subsidiaries' relationships with any of its advertisers, customers, suppliers, distributors or other business partners and (xi) any Proceeding brought or threatened by stockholders of either Parent or the Company (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws solely in connection with the Offer or the Merger; it being understood that the exceptions in the foregoing clauses "v", "vi" and "ix" shall not prevent or otherwise affect a determination that the underlying cause of any such failure or change referred to therein (if not otherwise falling within any of the exceptions provided by the foregoing clauses "i" through "iv" or "vii", "viii", "x" or "xi" hereof) is or would be reasonably likely to be a Company Material Adverse Effect. For purposes of Section 8.1, Company Material Adverse Effect shall be measured in relation to the profitability of all divested publications, brands, businesses or lines of business as compared to the profitability of the Company and its Subsidiaries, taken as a whole without regard to any divestiture, it being agreed that divestitures that individually or in the aggregate represent less than 25% of the Company's 2016 operating income of total brands (as set forth in Section 8.1(e) of the Company Disclosure Letter) shall not be considered a Company Material Adverse Effect for purposes of Section 8.1(e).

"Company DSUs" means all awards of deferred stock units of the Company issued pursuant to any Company Equity Plan in connection with a deferral election of a non-employee director of the Company.

"Company OPP PSUs" means all awards of performance stock units of the Company granted pursuant to the LTI Outperformance Program.

4

"Company PSUs" means all awards of performance stock units of the Company (other than the Company OPP PSUs) granted pursuant to the Time Inc. 2016 Omnibus Incentive Compensation Plan.

"Company RSUs" means all awards of restricted stock units of the Company (whether granted by the Company pursuant to the Company Equity Plans or assumed by the Company in connection with the spinoff from Time Warner Inc.).

"Company Severance Plan" means the Time Inc. Severance Plan for Regular Employees, as amended and restated effective September 1, 2017.

"Company Stock Options" mean all options to purchase shares of Company Stock (whether granted by the Company pursuant to the Company Equity Plans or assumed by the Company in connection with the spinoff from Time Warner Inc.).

"Competition Laws" means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

"Compliant" means, with respect to the Required Financial Information, that: (a) the applicable auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Required Financial Information and (b) it has not become necessary to restate any historical financial statements included in the Required Financial Information, and the Company has not publicly announced that any such restatement is under consideration.

"Confidentiality Agreement" means that certain letter agreement, dated as of February 4, 2017, by and between the Company and Parent.

"Contract" means any written agreement, contract, instrument, note, bond, mortgage, indenture, deed of trust, lease, license, insurance policy or other legally binding commitment.

"Credit Facility" means the Credit Agreement, dated as of April 24, 2014, among the Company, the guarantors from time to time party thereto, each lender from time to time party thereto and Citibank, N.A., as administrative agent, as amended by Amendment No. 1, dated as of October 11, 2017.

"Deed of Guarantee" means the deed made on October 19, 2015 between the Company, Time Inc. (UK) Ltd, IPC Media Pension Trustee Limited relating to the Pension Scheme.

"Employee" means any employee of the Company or any of its Subsidiaries.

"Environmental Law" means any Law concerning the protection of the environment.

"Environmental Permits" means Governmental Authorizations required under Environmental Laws.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder.

"ERISA Affiliate" of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Ratio" means an amount equal to the quotient obtained by dividing (i) the Merger Consideration by (ii) the Parent Stock Price.

"GAAP" means generally accepted accounting principles in the United States.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator and any quasi-governmental, private or self-regulatory body exercising any regulatory or other governmental or quasi-governmental authority.

"Governmental Authorization" means any licenses, franchises, approvals, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to Competition Laws), and notices, filings, registrations, qualifications, declarations and designations with, and other similar authorizations and approvals issued by or obtained from a Governmental Authority.

"Hazardous Substance" means any substance listed, defined, regulated or classified as a "pollutant" or "contaminant" or words of similar meaning or effect, including petroleum.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

"Intellectual Property" means any and all intellectual property rights throughout the world, whether registered or not, including all (i) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof) (collectively, "Patents"); (ii) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship (collectively, "Copyrights"); (iii) trade names, trademarks and service marks, logos, corporate names, domain names and other Internet addresses or identifiers, trade dress and similar rights, and all goodwill associated therewith (collectively, "Marks"); (iv) registrations and applications for each of the foregoing; (v) rights, title and interests in all trade secrets and trade secret rights arising under common law, state law, federal law or laws of foreign countries, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use (collectively, "Trade Secrets"); and (vi) moral rights, publicity rights and any other intellectual property rights or other rights similar, corresponding or equivalent to any of the foregoing of any kind or nature.

"Intervening Event" means any material event, material condition, material fact, material change or material development with respect to the Company (which is not related to a Company Acquisition Proposal or to clearance of the Merger under the Competition Laws) that is not known to the Company Board as of or prior to the date of this Agreement, which event, change, condition, fact or development becomes known to the Company Board prior to the Acceptance Time.

"IT Systems" means the hardware, software, source code, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, owned or controlled by the Company or its Subsidiaries.

"Knowledge" means (i) with respect to the Company, the actual knowledge of each individual listed in Section 1.1(a) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge of each individual listed in Schedule 1.1(a).

"Laws" means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.

"Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset.

"LTI Outperformance Program" means the Long-Term Incentive Outperformance Program under the Time Inc. 2014 Omnibus Incentive Compensation Plan or the Time Inc. 2016 Omnibus Incentive Compensation Plan.

"Marketing Period" means fifteen (15) consecutive Business Days after the date hereof (a) commencing on the date Parent shall have received the Required Financial Information, all of which is Compliant; and (b) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 9.1 or Annex A to fail to be satisfied, assuming the Closing were to be scheduled for any time during such fifteen (15) Business Day period; provided, however, that (i) the Marketing Period shall end on any earlier date on which the Transaction Financing is consummated, (ii) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such fifteen (15) Business Day period, the Required Financial Information (x) is not Compliant (it being understood, for the avoidance of doubt, that if at any time during the Marketing Period the Required Financial Information provided on the first day of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced) or (y) becomes stale under Regulation S-X, then the Marketing Period shall be deemed not to have commenced and (iii) such Marketing Period shall not commence before January 2, 2018. Notwithstanding the foregoing, or anything in this Agreement to the contrary, the "Marketing Period" shall not commence and shall be deemed not to have commenced prior to the earlier of the date on which Parent is required to have commenced the Offer and the date of commencement of the Offer. If the Company in good faith reasonably believes that it has provided the Required Financial Information, it may deliver to Parent a written notice stating when it believes that it completed such delivery, in which case the Company will be deemed to have complied with Section 8.11(b)(iii) and the Marketing Period shall be deemed to have commenced as of such date unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Financial Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect, stating the specific items of Required Financial Information the Company has not delivered, in which case such Required Financial Information shall be deemed to have been delivered and the Marketing Period to have commenced when such specific items (to the extent in fact constituting Required Financial Information) have been delivered by the Company.

"NYSE" means the New York Stock Exchange, any successor stock exchange operated by the NYSE Euronext or any successor thereto.

"Order" means any order, writ, injunction, decree, consent decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

"Owned Intellectual Property" means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

"Parent Common Stock" means the common stock, $1.00 par value per share, of Parent.

"Parent Stock Price" means the volume weighted average price per share of the Parent Common Stock on the NYSE for the ten consecutive trading days ending on the complete trading day immediately prior to the Closing Date.

"Permitted Liens" means (i) real estate and personal property Taxes, assessments, governmental levies, fees or charges or statutory Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet, (ii) mechanics', carriers', workers', repairers' and similar statutory Liens arising or incurred in the ordinary course of business with respect to amounts not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet and that would not be individually or in the aggregate materially adverse, (iii) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authority having jurisdiction over real property, (iv) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above real property, (v) all matters disclosed in the Company Disclosure Letter, (vi) any state of facts which an accurate survey or inspection of real property would disclose and which, individually or in the aggregate, do not materially impair the continued use of such real property for the purposes for which it is used by such Person, (vii) title exceptions disclosed by any title insurance commitment or title insurance policy for any such real property issued by a title company and delivered or otherwise made available to Parent prior to the date hereof, (viii) statutory Liens in favor of lessors arising in connection with any real property subject to the Real Property Leases, (ix) other defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits, rights of way, flowage rights, restrictions, leases, licenses, covenants, sidetrack agreements and oil, gas, mineral and mining reservations, rights, licenses and leases, which, in each case, do not materially impair the continued use of real property for the purposes for which it is used by such Person, (x) grants in the ordinary course of business of non-exclusive licenses or other non-exclusive rights with respect to Intellectual Property that do not, in each case, otherwise contain or constitute a mortgage, Lien, pledge, charge, security interest, encumbrance, or limitation on transfer, (xi) Liens pursuant to the Credit Facility and Contracts entered into in connection therewith and (xii) Liens that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the Company and its Subsidiaries or materially interfere with the use thereof as currently used by such Person.

"Person" means an individual, group (within the meaning of Section 13(d)(3) of the Exchange Act), corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

"Proceeding" means any suit, action, claim, proceeding, arbitration, mediation, audit or hearing (in each case, whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or any arbitrator or arbitration panel.

"Required Financial Information" means (1) (x) audited consolidated balance sheets of the Company and its Subsidiaries as of the end of the last three full fiscal years ended at least 90 days prior to the Closing Date, and audited consolidated statements of income, cash flow and stockholders' equity of the Company and its Subsidiaries for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date, together with all related notes and schedules thereto, accompanied by the unqualified reports thereon of Ernst & Young LLP and (y) unaudited consolidated balance sheets and related statements of income, cash flow and stockholders' equity of the Company and its Subsidiaries prepared in accordance with GAAP for any subsequent interim period (excluding, for the avoidance of doubt, the fourth fiscal quarter of any fiscal year) ended at least 45 days prior to the Closing Date and for the comparable period of the prior fiscal year, together with all related notes and schedules thereto (which shall have been reviewed by the independent accountants for the Company as provided in Statement on Auditing Standards No. 100 (subject to exceptions customary for a Rule 144A offering involving high yield debt securities)) and (2) all other historical business and other financial data and information of the Company and its Subsidiaries, and any supplements thereto, in each case to the extent reasonably required to obtain the Transaction Financing and prepare a customary confidential information memorandum referred to in the Debt Commitment Letter and other Information Materials (as defined in the Debt Commitment Letter) or necessary for the preparation of customary offering or private placement memoranda or prospectuses in connection with an offering of debt securities; provided that (I) the timely filing by the Company of the required financial statements specified in clauses "(1)(x)" and "(1)(y)" above in its Annual

Report on Form 10-K or its Quarterly Report on Form 10-Q, as applicable, will be deemed to satisfy the foregoing requirements in clauses "(1)(x)" and "(1)(y)" with respect to the Company and its Subsidiaries and (II) without limiting the generality of Section 8.5, information obtained by Parent and its Debt Financing Sources pursuant to Section 8.11 will constitute "Evaluation Material" pursuant to, and to the extent provided in, the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement and Parent's Debt Financing Sources and their respective representatives and advisors shall be considered "Representatives" thereunder; provided, further, that (A) the Company shall promptly advise Parent as to any such information that may not be disclosed to any "public-side" lenders; and (B) the Required Financial Information shall not include any information required by Rule 3-03(e), 3-05, 3-09, 3-10, 3-16 or 4-08 of Regulation S-X, segment reporting and disclosure (including any required by Regulation S-K Item 101(b) and FASB Accounting Standards Codification Topic 280), earnings per share information, information regarding executive compensation (including under Rule 402(b) of Regulation S-K) or other information customarily excluded from an offering memorandum for an offering of non-convertible high yield bonds under Rule 144A; provided that a break down of the total assets, revenue, operating income and liabilities attributable to (x) the Company and its domestic Subsidiaries and (y) the Company's international Subsidiaries, in each case prepared in accordance with GAAP, shall be provided.

"Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002, as amended.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Software" means all application software, including all source code and object code versions thereof.

"Subsidiary" means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% such securities or ownership interests are at the time directly or indirectly owned or controlled by (A) such Person, (B) any one or more of its subsidiaries or (C) such Person and one or more of its subsidiaries.

"Superior Proposal" means a bona fide written Company Acquisition Proposal from any Person (other than Parent and its Subsidiaries) (with all references to "15% or more" in the definition of Company Acquisition Proposal being deemed to reference "80% or more") which the Company Board determines in good faith, after consultation with the Company's outside financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and would result in a transaction more favorable to the stockholders of the Company (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement, after taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal, and all other factors that the Company Board deems relevant.

"Takeover Statutes" mean any "business combination," "control share acquisition," "fair price," "moratorium" or other takeover or anti-takeover statute or similar Law.

"Tax" means any tax, including gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, capital, goods and services, gross income, business, environmental, escheat, severance, service, service use, unemployment, social security, national insurance, stamp, custom, excise or real or personal property, alternative or add-on minimum or estimated taxes, or other like assessment or charge, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto, whether disputed or not.

"Tax Matters Agreement" means the Tax Matters Agreement, dated as of June 4, 2014, between the Company and Time Warner Inc.

"Tax Return" means any report, return, declaration or statement with respect to Taxes, including information returns, claim for refunds, forms, elections, certificates, statements or other documents filed with respect to Taxes and in all cases including any schedule or attachment thereto or amendment thereof.

"Taxing Authority" means any Governmental Authority responsible for the imposition of any Tax (domestic or foreign).

"Third Party" means any Person other than Parent, the Company or any of their respective Affiliates.

"Treasury Regulations" means the regulations promulgated under the Code.

"Triggering Event" shall be deemed to have occurred if: (i) a Company Adverse Recommendation Change shall have occurred (whether or not permitted to do so) or (ii) the Company or any of its Subsidiaries shall have entered into any Alternative Acquisition Agreement (whether or not permitted to do so).

"Willful Breach" means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

Section 1.2   Table of Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptance Time	Section 2.3
Agreement	Preamble
Alternative Acquisition Agreement	Section 8.2(a)
Appraisal Shares	Section 3.7

Section 1.3   Other Definitional and Interpretative Provisions. The words "hereof," "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import. "Writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to "the transactions contemplated by this Agreement" or words with a similar import shall be deemed to include the Offer and the Merger. References to any Person include the successors and permitted assigns of that Person. References herein to "$" or dollars will refer to United States dollars, unless otherwise specified. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified. The phrase "made available" with respect to documents shall be deemed to include any documents filed with or furnished to the SEC. References to "consummates" (and with correlative meaning, "consummation" and "consummating") in respect of the Offer shall have the meaning specified in Section 251(h) of the DGCL. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE II

THE OFFER

Section 2.1   Terms and Conditions of the Offer.

(a)   Subject to the terms and conditions of this Agreement and provided that this Agreement shall not have been terminated pursuant to Section 10.1, as promptly as practicable after the date hereof (but in no event more than ten (10) Business Days thereafter), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer. In the Offer, each share of Company Stock accepted by Purchaser in accordance with the terms and subject to the conditions of the Offer shall be exchanged for the right to receive the Offer Consideration, subject to the other provisions of this Article II.   The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") that is disseminated to all of the holders of shares of Company Stock pursuant to the Exchange Act and contains the terms and conditions of the Offer as set forth in this Agreement and in Annex A. Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer subject to the terms and conditions hereof and thereof. The Offer shall be subject only to:

> (i) the condition that, prior to the expiration of the Offer, there being validly tendered (and not validly withdrawn) in accordance with the terms of the Offer a number of shares of Company Stock that, together with the shares (if any) of Company Stock then owned by Parent and Purchaser or any of their Subsidiaries (excluding shares of Company Stock tendered pursuant to guaranteed delivery procedures that have not yet been "received," as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures), represents a majority of all outstanding shares of Company Stock at the time of the expiration of the Offer (the "Minimum Condition"); and

> (ii) the other conditions set forth in Annex A.

(b) Purchaser expressly reserves the right to waive or modify any of the conditions to the Offer and to make any change in the terms of, or conditions to, the Offer; provided, however, that without the prior written consent of the Company in its sole discretion, Purchaser may not (and Parent shall not permit Purchaser to) (i) waive any of the conditions set forth in clauses (a), (b), (c), or (d)(vi) of Annex A, (ii) make any change in the terms of or conditions to the Offer that (A) changes the form or amount of consideration to be paid in the Offer (provided, however, that Purchaser may increase the amount of such consideration, but in no event shall such increase reduce the Offer Consideration and provided that such increase is not for the primary purpose of delaying the Acceptance Time), (B) decreases the number of shares of Company Stock sought in the Offer, (C) extends the Offer, other than in a manner required or permitted by the provisions of Section 2.2(b), (D) imposes conditions to the Offer other than those set forth in Annex A or (E) amends or modifies any other term of or any condition to the Offer in any manner that is adverse to the holders of shares of Company Stock or (iii) provide for a "subsequent offering period" within the meaning of Rule 14d-11 under the Exchange Act.

Section 2.2 Expiration and Extension of the Offer.

(a) Unless the Offer is extended pursuant to and in accordance with Section 2.2(b), the Offer shall expire at midnight, Eastern Time (i.e., one minute after 11:59 p.m., Eastern Time), on the date that is 20 Business Days (for this purpose calculated in accordance with Section 14d-1(g)(3) promulgated under the Exchange Act) after the date that the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended (such date and time that the Offer expires, the "Expiration Date").

(b)   Notwithstanding the provisions of <u>Section 2.2(a)</u> or anything to the contrary set forth in this Agreement:

(i)   Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by any Law, or any rule, regulation, interpretation or position of the SEC or its staff or the NYSE, in any such case, which is applicable to the Offer or the Merger and until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;

(ii)   in the event that any condition to the Offer (including the Minimum Condition) has not been satisfied or waived as of any then scheduled expiration of the Offer, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive extension periods of up to ten Business Days each in order to further seek the satisfaction of the conditions to the Offer (including the Minimum Condition); and

(iii)   if, on or prior to any then scheduled Expiration Date, the Marketing Period has not expired, then Parent shall have the right, in its sole discretion, to extend the Offer until the first Business Day following the end of the Marketing Period, so long as no such extension would result in the Offer being extended beyond the third (3rd) Business Day immediately preceding the End Date;

provided, however, in each case that (x) any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of the Parties to terminate this Agreement pursuant to the terms of <u>Section 10.1</u> and (y) Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer beyond the End Date.

(c)   Neither Parent nor Purchaser shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer without the prior written consent of the Company unless this Agreement is validly terminated in accordance with <u>Section 10.1</u>, in which case Purchaser shall (and Parent shall cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one Business Day) after such termination of this Agreement. If the Offer is terminated or withdrawn by Purchaser, or this Agreement is terminated in accordance with <u>Section 10.1</u>, prior to the acceptance for payment of shares of Company Stock tendered in the Offer, Purchaser shall, and Parent shall cause Purchaser to, promptly return, and shall cause any depository acting on behalf of Purchaser to return, all tendered shares of Company Stock to the registered holders thereof.

Section 2.3   <u>Payment for Company Stock</u>. On the terms of and subject to the conditions set forth in this Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) irrevocably accept for purchase and payment all shares of Company Stock that are validly tendered (and not validly withdrawn) pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the expiration of the Offer (as it may be extended in accordance with <u>Section 2.2(b)</u>) and promptly thereafter pay for such shares. The time at which Purchaser first irrevocably accepts for purchase and payment the shares of Company Stock tendered pursuant to the Offer is referred to as the "<u>Acceptance Time</u>". Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to pay for any shares of Company Stock that Purchaser becomes obligated to purchase pursuant to the Offer; provided, however, that without the prior written consent of the Company, Purchaser shall not accept for payment, or pay for, any shares of Company Stock if, as a result, Purchaser would acquire less than the number of shares of Company Stock necessary to satisfy the Minimum Condition. The Offer Consideration shall be paid to the holder of each share of Company Stock validly tendered (and not validly withdrawn) pursuant to the Offer subject to reduction for any applicable withholding Taxes payable in respect thereof. The Company shall use its reasonable best efforts to register (and shall instruct its transfer agent to register) the transfer of shares of Company Stock irrevocably accepted for purchase and payment effective immediately after the Acceptance Time.

Section 2.4   Schedule TO; Offer Documents.

(a)   As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Purchaser shall:

(i)   file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule TO") with respect to the Offer, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer (together with all amendments and supplements thereto, the "Offer Documents");

(ii)   deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(iii)   give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to the NYSE in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(iv)   subject to the Company's compliance with Section 2.6(b), cause the Offer Documents to be disseminated to all holders of shares of Company Stock as and to the extent required by applicable Law.

(b)   Parent and Purchaser shall cause the Offer Documents to comply as to form in all material respects with requirements of applicable Law. The Company shall furnish all information concerning the Company and its Subsidiaries to Parent and Purchaser as may be reasonably requested by Parent to be included in the Offer Documents so as to enable Parent and Purchaser to comply with their obligations under this Section 2.4(c). Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents in order to satisfy applicable Laws. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Purchaser shall take all steps necessary to cause the Offer Documents, as so corrected in respect thereof, to be filed with the SEC and to be disseminated to the holders of shares of Company Stock, in each case as and to the extent required by applicable Laws, the SEC or its staff or the NYSE. Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Parent and Purchaser shall provide to the Company and its counsel copies of all written comments or other material communications and a description of any oral comments that Parent, Purchaser or their counsel receive from the SEC or its staff with respect to the Offer Documents promptly after such receipt, and Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response or amendment to the Offer Documents, to which Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable)) and to participate in any discussions with the SEC or its staff regarding any such comments. Purchaser and Parent shall promptly respond to any comments of the SEC or its staff regarding the Offer Documents.

Section 2.5   Schedule 14D-9. The Company shall (a) on the date the Schedule TO is filed with the SEC, file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer, which shall contain and constitute notice to holders of shares of Company Stock informing such holders of their rights of appraisal in respect of such shares of Company Stock in accordance with Section 262 of the DGCL (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule 14D-9") and (b) cause the Schedule 14D-9 to be disseminated to all holders of shares of Company Stock as and to the extent required by applicable Law promptly after commencement of the Offer. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with requirements of applicable Law. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of shares of Company Stock (to the extent required by applicable Laws) together with the Offer Documents. Each of Parent and Purchaser shall promptly furnish all information concerning Parent and Purchaser and their Affiliates, respectively, as may be reasonably requested by the Company to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 2.5. Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding Parent and Purchaser that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Laws. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected in respect thereof, to be filed with the SEC and disseminated to the holders of shares of Company Stock, in each case as and to the extent required by applicable Laws, the SEC or its staff or the NYSE. Unless the Company Board has effected a Company Adverse Recommendation Change, the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable). The Company shall provide to Parent, Purchaser and their counsel copies of any written comments or other material communications and a description of any oral comments that the Company or its counsel receives from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and unless the Company Board has effected a Company Adverse Recommendation Change, the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable)) and to participate in any discussions with the SEC or its staff regarding any such comments. The Company shall promptly respond to any comments of the SEC or its staff with respect to the Schedule 14D-9. Unless the Company Board has effected a Company Adverse Recommendation Change to the extent permitted by Section 8.2, the Company shall include the Company Board Recommendation in the Schedule 14D-9 and the Schedule 14D-9 shall include the fairness opinion of the Company's financial advisor referenced in Section 4.23 (if such opinion has not been withdrawn) and the notice and other information required by Section 262(d) of the DGCL.

Section 2.6   Company Actions.

(a)   The Company hereby approves and consents to the Offer and represents and warrants to Parent and Purchaser that, at a meeting duly called and held prior to the date hereof, the Company Board has unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions contained herein and (iv) resolved to make the Company Board Recommendation. The Company hereby consents to the inclusion of the foregoing determinations and approvals and the Company Board Recommendation in the Offer Documents, unless the Company Board has effected a Company Adverse Recommendation Change to the extent permitted by Section 8.2.

(b)   In connection with the Offer and the Merger, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Purchaser with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer and the Merger to the record and beneficial holders of shares of Company Stock, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of shares of Company Stock, and lists of security positions of shares of Company Stock held in stock depositories (including lists of stockholders, mailing labels, listings or files of securities positions), and shall promptly furnish Parent and Purchaser with such additional information and assistance (including updated lists of the record and beneficial holders of shares of Company Stock, mailing labels and lists of security positions) as Parent and Purchaser or their agents may reasonably request in order to communicate the Offer and the Merger to the holders of shares of Company Stock. Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent and Purchaser (and their respective agents) shall (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions, (ii) use such information only in connection with the Offer and the Merger and (iii) if this Agreement is terminated pursuant to Section 10.1, promptly return to the Company or destroy (and shall use their respective reasonable efforts to cause their agents to return or destroy) any and all copies and summaries of, and any extracts from, such information then in their possession or control.

ARTICLE III

THE MERGER; EFFECT ON THE CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.1   The Merger.

(a)   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company, whereupon the separate existence of Purchaser will cease and the Company shall continue as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Parent.

(b)   The Merger shall be effected under Section 251(h) of the DGCL and shall have the effects provided in this Agreement and as specified in the DGCL. The Parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

Section 3.2   Closing. Subject to the provisions of this Agreement, the closing of the Merger (the "Closing") shall take place at 10:00 a.m., Eastern Time, at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, as soon as practicable following the Acceptance Time, and in any case no later than the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article IX (except for any conditions that by their nature can only be satisfied on the Closing

Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions), unless another date, time or place is agreed to in writing by Parent and the Company.

Section 3.3   Effective Time. On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the "Certificate of Merger"), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the "Effective Time").

Section 3.4   Surviving Corporation Matters.

(a)   At the Effective Time, the certificate of incorporation of the Company shall be amended and restated to read in its entirety as set forth on Exhibit A hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until further amended in accordance with applicable Law.

(b)   At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to read in their entirety as the bylaws of Purchaser as in effect immediately prior to the Effective Time, except the references to Purchaser's name shall be replaced by references to "Time Inc.", until further amended in accordance with the provisions thereof and applicable Law.

(c)   The Parties shall take all necessary action such that, from and after the Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation, incapacity or removal: (i) the directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and (ii) the officers of Purchaser immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

Section 3.5   Effect of the Merger on Capital Stock of the Company and Purchaser. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any securities of the Company or Purchaser:

(a)   All shares of Company Stock that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or Purchaser immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b)   Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares (i) to be canceled in accordance with Section 3.5(a), or (ii) subject to the provisions of Section 3.7) shall at the Effective Time be converted into the right to receive the Offer Consideration, without interest and less any required withholding taxes (the "Merger Consideration"), subject to the provisions of this Article III.

(c)   At the Effective Time, all shares of Company Stock converted into the right to receive the Merger Consideration pursuant to this Section 3.5 shall automatically be canceled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such shares of Company Stock (a "Certificate") or (ii) shares of Company Stock held in book-entry form ("Book-Entry Shares") shall cease to have any rights with respect thereto, except (subject to Section 3.7) the right to receive the Merger Consideration, without interest, subject to compliance with the procedures set forth in Section 3.8.

(d)   Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 3.6   Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (a) the Effective Time and (b) any termination of this Agreement in accordance with Section 10.1, the outstanding shares of Company Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Stock (including Company Stock Options exercisable for Company Stock) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 3.6 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.7   Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock that are issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.5(a)) and that are held by any Person who has not tendered such shares in the Offer and is entitled to demand and properly demands appraisal of such shares in accordance with Section 262 of the DGCL ("Appraisal Shares") shall not be converted into the right to receive the Merger Consideration as provided in Section 3.5, but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the "fair value" of such Appraisal Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the "fair value" of such holder's Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the Merger Consideration as provided in Section 3.5. The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL received by the Company. Following the Effective Time, Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the

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Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 3.8   Exchange of Company Stock.

(a)   Prior to the Effective Time, Parent shall enter into a customary exchange agreement with a nationally recognized bank or trust company designated by Parent and reasonably acceptable to the Company (the "Exchange Agent"). At or immediately following the Effective Time on the Closing Date, Parent shall provide or shall cause to be provided to the Exchange Agent cash in an aggregate amount necessary to pay the aggregate Merger Consideration (the "Exchange Fund"). The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 3.5 out of the Exchange Fund. Except as provided in Section 3.8(g), the Exchange Fund shall not be used for any other purpose.

(b)   Exchange Procedures.

(i)   Certificates. Parent shall cause the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Closing Date, to each holder of record of a Certificate whose shares of Company Stock were converted into the right to receive the Merger Consideration pursuant to Section 3.5, (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form) and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Stock previously represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii)   Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Stock were converted into the right to receive the Merger Consideration pursuant to Section 3.5 shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Stock previously represented by such Book-Entry Shares, and the Book-Entry Shares of such holder shall forthwith be canceled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(c)   The Merger Consideration issued and paid in accordance with the terms of this Article III upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Stock. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article III.

(d)   Any portion of the Exchange Fund that remains undistributed to the former holders of Company Stock for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holder of Company Stock who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of its claim for the Merger Consideration.

(e)   None of Parent, Purchaser, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(f)   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable and customary amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration had such lost, stolen or destroyed Certificate been surrendered as provided in this Article III.

(g)   The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Stock. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Stock; provided, further, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Stock pursuant to this Article III. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

Section 3.9   Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 3.10   Treatment of Company Stock Options, Company RSUs, Company OPP PSUs, Company PSUs and Company DSUs.

(a)   Company Stock Options. Effective as of immediately prior to the Effective Time, each then-outstanding and unexercised Company Stock Option, to the extent then vested (including Company Stock Options that vest in connection with the Merger or such holder's termination from the Company in connection with the Merger) or otherwise designated by Parent, shall automatically be canceled and converted into the right to receive from the Surviving Corporation an amount of cash equal to the product of (i) the total number of shares of Company Stock then underlying such Company Stock Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option, without any interest thereon and subject to all applicable withholding. Each Company Stock Option that is unvested and outstanding immediately prior to the Effective Time and which has not been designated for cancellation and a cash out as described above shall be assumed by Parent (an "Assumed Option") on the same terms and conditions (including applicable vesting requirements) as applied to each such Assumed Option immediately prior to the Effective Time, except that (x) the number of shares of Parent Common Stock subject to the Assumed Option shall equal the product of the number of shares of Company Stock subject to the Company Stock Option, multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number and (y) the per share exercise price of such Assumed Option will be equal to the quotient determined by dividing the exercise price per share at which such Assumed Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, with the result rounded up to the nearest whole cent. Assumed Options will remain subject to the terms of the applicable Company Equity Plans and stock option agreements, except as necessary to effectuate the transactions contemplated in this Agreement. In the event that the exercise price of any Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be canceled, without any consideration being payable in respect thereof, and have no further force or effect.

(b)   Company RSUs. Effective as of immediately prior to the Effective Time, each then-outstanding Company RSU, to the extent then vested (including Company RSUs that vest in connection with the Merger or such holder's termination from the Company in connection with the Merger) or otherwise designated by Parent, shall be canceled and converted into the right to receive from the Surviving Corporation an amount of cash equal to the product of (i) the total number of shares of Company Stock then underlying such Company RSU multiplied by (ii) the Merger Consideration, without any interest thereon and subject to all applicable withholding. Each Company RSU that is unvested and outstanding immediately prior to the Effective Time shall automatically be converted into a restricted stock unit ("Assumed RSU") settled in Parent Common Stock, on the same terms and conditions (including applicable vesting requirements) as applied to each such Company RSU immediately prior to the Effective Time, except that the number of shares of Parent Common Stock underlying such Assumed RSU will be equal to the product of (x) the number of shares of Company Stock subject to the Company RSU, multiplied by (y) the Exchange Ratio, with the result rounded down to the nearest whole number.

(c)   Company OPP PSUs. Effective as of immediately prior to the Effective Time, each then-outstanding and unvested Company OPP PSU shall (i) be deemed earned based on the Merger Consideration as contemplated by the terms of such Company OPP PSU and (ii) to the extent so earned, become fully vested and converted into the right to receive from the Surviving Corporation an amount of cash equal to the product of (x) the total number of shares of Company Stock then underlying such Company OPP PSU multiplied by (y) the Merger Consideration, without any interest thereon and subject to all applicable withholding. Each Company OPP PSU that remains unearned based on the Merger Consideration as of the Effective Time shall be canceled, without any consideration being payable in respect thereof, and have no further force or effect.

(d)   Company PSUs. Effective as of immediately prior to the Effective Time, each then-outstanding and unvested Company PSU shall, to the extent then vested (including Company PSUs that vest in connection with the Merger or such holder's termination from the Company in connection with the Merger) or otherwise designated by Parent, be canceled and converted into the right to receive from the Surviving Corporation an amount of cash equal to the product of (i) the total number of shares of Company Stock then underlying such Company PSU assuming achievement of performance at target multiplied by (ii) the Merger Consideration, without any interest thereon and subject to all applicable withholding. Each Company PSU that is unvested and outstanding immediately prior to the Effective Time shall automatically be converted into a performance stock unit ("Assumed PSU") settled in Parent Common Stock, on the same terms and conditions (including applicable vesting requirements) as applied to each such Company PSU immediately prior to the Effective Time, except that the number of shares of Parent Common Stock underlying such Assumed PSU will be equal to the product of (x) the number of shares of Company Stock subject to the Company PSU assuming achievement of performance at target, multiplied by (y) the Exchange Ratio, with the result rounded down to the nearest whole number.

(e)   Company DSUs. Effective as of immediately prior to the Effective Time, each Company DSU that is outstanding immediately prior to the Effective Time shall automatically be canceled and converted into the right to receive from the Surviving Corporation an amount of cash equal to the product of (i) the total number of shares of Company Stock then underlying such Company DSU multiplied by (ii) the Merger Consideration, without any interest thereon and subject to all applicable withholding.

(f)   Parent Actions. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to the Assumed Options, Assumed RSUs and the Assumed PSUs in accordance with this Section 3.10. As soon as practicable after the Effective Time, Parent shall prepare and file with the SEC a Form S-8 (or such other appropriate form) registering a number of shares of Parent Common Stock necessary to fulfill Parent's obligations under this Section 3.10.

(g)   Company Actions. Prior to the Effective Time, the Company Board or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Company Stock Options, the Company RSUs, the Company OPP PSUs, the Company PSUs and the Company DSUs contemplated by this Section 3.10.

(h)   Non-U.S. Employees. Parent and the Company may agree to treat equity compensation held by Employees subject to non-U.S. Law in a manner other than that contemplated above in this Section 3.10 to the extent necessary to take into account applicable non-U.S. Law or Tax or employment considerations.

Section 3.11   Withholding. Parent, Purchaser, the Company and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any applicable provisions of state, local or foreign Law. To the extent that amounts are so withheld and remitted to the applicable Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.5, (a) except as disclosed in the Company SEC Documents publicly filed prior to the date of this Agreement; provided that in no event shall any risk factor disclosure under the heading "Risk Factors" or disclosure set forth in any "forward looking statements" disclaimer or other general statements to the extent they are cautionary, predictive or forward looking in nature that are included in any part of any Company SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of the Company contained in this Agreement or (b) except as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Purchaser that:

Section 4.1   Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary for the conduct of its business, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has delivered or made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company, including all amendments thereto, as in effect on the date of this Agreement.

Section 4.2   Corporate Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. Assuming the applicability of Section 251(h) of the DGCL to the transactions contemplated by this Agreement, no vote of the holders of shares of Company Stock or other capital stock of the Company is necessary to adopt this Agreement and consummate the Merger under applicable Law or the certificate of incorporation or bylaws of the Company. This Agreement, assuming due authorization, execution and delivery by Parent and Purchaser, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, receivership or other similar Laws relating to or affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (collectively, the "Enforceability Exceptions").

Section 4.3   Governmental Authorization. The execution and delivery of this Agreement by the Company, the performance of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger (including the amended and restated certificate of

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incorporation of the Surviving Corporation to be attached thereto) with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities laws, (d) compliance with any applicable requirements of the NYSE and (e) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby or have a Company Material Adverse Effect.

Section 4.4   Non-Contravention. The execution and delivery of this Agreement by the Company, the performance of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, do not, assuming the authorizations, consents and approvals referred to in clauses (a) through (d) of Section 4.3 are obtained, (a) conflict with or breach any provision of the certificate of incorporation or bylaws of the Company, (b) conflict with or breach any provision of any Law or Order, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Company Material Contract binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting the Company and its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries, except, in the case of clauses (b), (c) and (d) as, would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby or have a Company Material Adverse Effect.

Section 4.5   Capitalization.

(a)   The authorized capital stock of the Company consists of 400,000,000 shares of Company Stock and 40,000,000 shares of preferred stock, par value $0.01 per share (the "Company Preferred Stock"). As of the Business Day immediately prior to the date of this Agreement (the "Capitalization Date"), (i) there were issued and outstanding (A) 99,621,903 shares of Company Stock, (B) no shares of Company Preferred Stock, (C) Company Stock Options to purchase an aggregate of 5,704,765 shares of Company Stock, all of which were issued under a Company Equity Plan, with such Company Stock Options having a weighted average exercise price of $ 17.33 per share of Company Stock, (D) Company RSUs with respect to an aggregate of 2,506,295 shares of Company Stock, all of which were issued under a Company Equity Plan, (E) Company OPP PSUs with respect to an aggregate of 613,641 shares of Company Stock (306,820 shares of which will be earned based on the Merger Consideration), all of which were issued under a Company Equity Plan, (F) Company PSUs with respect to an aggregate of 177,079 shares of Company Stock (assuming target levels of performance), all of which were issued under a Company Equity Plan, (G) Company DSUs with respect to an aggregate of 178,666 shares of Company Stock, all of which were issued under a Company Equity Plan and (H) performance vesting and time vesting Company Stock Options to purchase an aggregate of 1,200,000 shares of Company Stock, all of which were issued under a Company Equity Plan, with all of such Company Stock Options having an exercise price of $14.20 per share of Company Stock and (ii) 8,087,531 shares of Company Stock were available for issuance of future awards under the Company Equity Plans and no other shares of Company Stock were available for issuance of future awards under any other Company equity compensation plan or arrangement. From the close of business on the Capitalization Date through the date hereof, there have been no issuances of shares of Company Stock or Company Preferred Stock other than issuances of shares of Company Stock pursuant to the exercise or settlement of Company Stock Options, Company RSUs, Company OPP PSUs, Company PSUs or Company DSUs outstanding as of the Capitalization Date. The Company Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act. Section 4.5(a) of the Company Disclosure Letter sets forth, (x) with respect to each Company Stock Option, the date of grant, the number of shares of Company Stock that are reserved with respect to such Company Stock Option and the exercise price thereof, the portion of each such Company Stock Option that is vested, any applicable vesting schedule and the expiration date and (y) with respect to each Company RSU, Company OPP PSU, Company PSU or Company DSUs, the date of grant, the number of shares of Company Stock that are reserved with respect to such award and any applicable vesting schedule and/or performance target.

(b)   Except (x) as set forth in Section 4.5(a), (y) for any Company Stock Options, Company RSUs, Company OPP PSUs, Company PSUs and Company DSUs that are granted under a Company Equity Plan or otherwise after the date of this Agreement in accordance with the terms of this Agreement and (z) for any shares of Company Stock issued upon the exercise of Company Stock Options or the settlement of Company RSUs, Company OPP PSUs, Company PSUs and Company DSUs, in each case, that were outstanding on the date of this Agreement or subsequently granted under the Company Equity Plans or otherwise in accordance with the terms of this Agreement, there are no issued, reserved for issuance, outstanding or authorized (i) shares of capital stock or other voting securities of or other ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company, (iii) options or other rights or agreements, commitments or understandings to acquire from the Company, or other obligation of the Company to issue, any shares of capital stock or other voting securities of or other ownership interests in the Company (including any stockholder rights plans (or similar plan commonly referred to as a "poison pill") or Contracts under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities of the Company), or securities convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, restricted stock units, contingent value rights, "phantom" stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv) being referred to collectively as the "Company Securities"). Since the close of business on the Capitalization Date, no Company Stock Options, Company RSUs, Company OPP PSUs, Company PSUs and Company DSUs have been issued, made or granted.

(c)   There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting or registration of any Company Securities. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable, and free of preemptive rights, and have been issued in compliance with all applicable securities Laws. No Subsidiary of the Company owns any shares of capital stock of the Company or any Company Securities. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

Section 4.6   Subsidiaries.

(a)   Each Subsidiary of the Company is duly incorporated or otherwise duly organized, validly existing and (where such concept is recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except, in the case of any such Subsidiary, where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company has all requisite corporate, limited liability company or comparable powers required to carry on its business as now conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where such concept is recognized) is in good standing in each jurisdiction in which it is required to be so qualified or in good standing, except where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)   All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Lien. Section 4.6(b) of the Company Disclosure Letter contains a complete and accurate list of the Subsidiaries of the Company, including, for each of the Subsidiaries, (x) its name and (y) its jurisdiction of organization. Each Subsidiary is directly or indirectly wholly owned by the Company. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, (ii) options or other rights or agreements, commitments or understandings to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in, or any securities convertible into or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the "Company Subsidiary Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 4.7   SEC Filings and the Sarbanes-Oxley Act.

(a)   The Company has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) on a timely basis all reports, forms and other documents required to be filed or furnished, as the case may be, by the Company since June 6, 2014 (collectively, the "Company SEC Documents"). As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement and giving effect to such amendment or supplement), each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC.

(b)   As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no investigations by the SEC or any internal investigations pending, in each case regarding any accounting practices of the Company.

(c)   As of December 31, 2016, the Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since December 31, 2014, the Company's principal executive officer and its principal financial officer have disclosed to the Company's auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting or (ii) any fraud, whether or not material, that involves management or other Employees who have a significant role in the Company's internal control over financial reporting.

Section 4.8   Financial Statements.

(a)   Each of the consolidated financial statements of the Company included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) when filed: (i) complied as to form in all material respects with GAAP and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and (ii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (and for the absence of notes) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(b)   The Company has established and maintains internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that provide reasonable assurance (i) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the directors of the Company and (ii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company's and its Subsidiaries' assets that could have a material effect on the Company's financial statements.

(c)   None of the Company or its consolidated Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in any of the Company's published financial statements or other Company SEC Documents.

Section 4.9   Information Supplied. The information relating to the Company and its Subsidiaries to be contained in, or incorporated by reference in, the Offer Documents and the Schedule 14D-9 will not, on the date the Offer Documents and the Schedule 14D-9 are first mailed to stockholders of the Company or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Schedule 14D-9 will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.9, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 that were not supplied by or on behalf of the Company for use therein.

Section 4.10   Absence of Certain Changes.

(a)   From December 31, 2016 through the date of this Agreement, there has not been any event, change, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)   From December 31, 2016 through the date of this Agreement, except as for events giving rise to and the discussion and negotiation of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business in all material respects and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent's consent, would constitute a breach of, or require consent of Parent under, clauses (a), (b), (e), (f), (g), (j), (k), (l) or (m) of Section 6.1.

Section 4.11   No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto), other than (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since December 31, 2016, (c) liabilities or obligations arising out of the preparation, negotiation and consummation of the transactions contemplated by this Agreement and (d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12   Compliance with Laws and Court Orders; Governmental Authorizations.

(a)   Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) are and have been since December 31, 2014 in compliance with all Laws and Orders applicable to the Company, and (ii) to the Knowledge of the Company, are not under investigation by any Governmental Authority with respect to any violation by the Company or its Subsidiaries of any applicable Law or Order.

(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect, (ii) the Company and its Subsidiaries are and have been since December 31, 2014 in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and (iii) since December 31, 2014, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

Section 4.13   Litigation.

(a)   Except as has not had and would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby or have a Company Material Adverse Effect, as of the date hereof, there is no Proceeding pending (or, to the Knowledge of the Company, threatened) against the Company or any of its Subsidiaries, or to the Knowledge of the Company, against any present or former officer or director of the Company in such individual's capacity as such, in each case, before any Governmental Authority.

(b)   To the Company's Knowledge, as of the date of this Agreement, there is no Order to which the Company or any of its Subsidiaries is subject that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14   Properties.

(a)   Neither the Company nor any of its Subsidiaries owns any real property.

(b)   Section 4.14(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the leases, subleases or other occupancies to which the Company or any of its Subsidiaries is a party as tenant for real property with payments in excess of $1,000,000 annually (the "Real Property Leases").

(c)   The Company or one of its Subsidiaries has valid leasehold title to each real property subject to a Real Property Lease and has good and valid title to, or otherwise has the right to use, all material tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted reflected on the Company Balance Sheet or acquired after December 31, 2016, in each case, free and clear of all Liens, except (i) for Permitted Liens, (ii) for the property that has been disposed of or leased since December 31, 2016 in the ordinary course of business and (iii) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Real Property Lease under which the Company or any of its Subsidiaries leases, subleases or otherwise occupies any real property is valid, binding and in full force and effect, subject to the Enforceability Exceptions, and (ii) neither the Company nor any of its Subsidiaries has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease.

Section 4.15   Intellectual Property.

(a)   Section 4.15(a) of the Company Disclosure Letter lists, as of the date hereof, the Marks, Copyrights and Patents that are registered or issued by, or subject to an application for registration or issuance with, a Governmental Authority, that are owned by and material to the conduct of the business of the Company and its Subsidiaries (collectively, the "Registered Intellectual Property"). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) own or have the right to use the Owned Intellectual Property free and clear of all Liens, except for Permitted Liens, and (ii) own or have the right to use the Intellectual Property to the extent necessary and material to the conduct of their business.

(b)   As of the date hereof, (i) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, violate or misappropriate any Intellectual Property of any other Person and (ii) there is no pending, or, to the Knowledge of the Company, threatened Proceeding against the Company or any of its Subsidiaries alleging any such infringement, violation or misappropriation except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect.

(c)   Except for actions or failure to take actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable actions to maintain the (i) Registered Intellectual Property (other than applications) and (ii) secrecy of the Trade Secrets that are Owned Intellectual Property.

(d)   To the Knowledge of the Company, neither the Company nor any of its Subsidiaries distributes any Software material to the Company and its Subsidiaries, taken as a whole, that is licensed, provided or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) or any Software that contains or is derived from any such Software, in any manner that would require any source code of the Software distributed by the Companies or any of its Subsidiaries to be disclosed, licensed for free, publicly distributed or dedicated to the public in a manner that would have a Company Material Adverse Effect.

(e)   All IT Systems material to the business of the Company and its Subsidiaries are adequate and suitable for the purposes for which they are presently being used or held for use. The Company and its Subsidiaries have implemented and comply with commercially reasonable written security, business continuity and backup and disaster recovery plans and procedures for all critical systems. To the Knowledge of the Company, none of the IT Systems contains any "back door", "drop dead device", "time bomb", "Trojan horse", "virus" or "worm" (as such terms are commonly understood in the software industry) or any other code intended to disrupt, disable, harm or otherwise impede the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed.

(f)   Since December 31, 2014, the Company and its Subsidiaries (i) have not had a failure, unauthorized access or use, or other adverse event affecting any of the IT Systems or (ii) have not had any Knowledge of any material data security, information security, or other technological deficiency with respect to the IT Systems, in each case of (i) and (ii), that caused or causes or presented or presents a risk of disruption to or unavailability of the IT Systems or of unauthorized access to or disclosure of personally identifiable or confidential information that had or would reasonably be expected to have a Company Material Adverse Effect.

(g)   Except as would not have or reasonably be expected to have a Company Material Adverse Effect, the Company takes commercially reasonable steps to protect and preserve its rights in any Intellectual Property material to the business of the Company and its Subsidiaries. Except as would not have or reasonably be expected to have a Company Material Adverse Effect, no prior or current employee or officer or any prior or current consultant or contractor of the Company or any of its Subsidiaries has asserted in writing or, to the Knowledge of the Company, has any ownership in any Intellectual Property that is owned by the Company or its Subsidiaries and is material to the conduct of the business (except for agreements entered into with consultants, service providers and contractors in the ordinary course of business where the Company or any of its Subsidiaries was provided a license to specified intellectual property in connection with the conduct of the business of the Company or any of its Subsidiaries).

(h)   The Company's Subsidiary, Myspace LLC, owns a consumer database that includes consumer data, including e-mail addresses, of approximately 250 million unduplicated registered user profiles in the United States. Such data was acquired in accordance, in all material respects, with all Laws applicable to such data acquisition.

(i)   Notwithstanding anything to the contrary set forth herein, this Section 4.15 contains all of the representations and warranties provided by the Company with respect to matters related to Intellectual Property and IT Systems.

Section 4.16   Data Privacy and Security.

(a)   Since December 31, 2014, the Company and its Subsidiaries have (i) posted privacy policies on their material websites regarding the collection and use of personally identifiable information of individuals who are visitors to such websites or customers of the Company and its Subsidiaries, (ii) have been in compliance in all material respects with all Laws applicable to such collection and use and (iii) complied in all material respects with such privacy policy. Since December 31, 2014, neither the Company nor any of its Subsidiaries has received any written notice or complaint from any Governmental Authority of violation of any Laws applicable to data protection or information privacy and security and, to the Knowledge of the Company, there is no pending investigation by any Governmental Authority of the Company or any of its Subsidiaries relating to such Laws or obligations. As of the date hereof, to the Knowledge of the Company, the Company and its Subsidiaries are not in violation of the current Payment Card Industry Data Security Standard guidelines such as would reasonably be expected to have a Company Material Adverse Effect.

(b)   Notwithstanding anything to the contrary set forth herein, Section 4.15(f) and this Section 4.16 contains all of the representations and warranties provided by the Company with respect to matters related to data privacy and security.

Section 4.17   Taxes. Except as had not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)   (i) all Tax Returns required to be filed by, on behalf of or with respect to the Company or any of its Subsidiaries have been duly and timely filed and are complete and correct, (ii) all Taxes (whether or not reflected on such Tax Returns) required to be paid by the Company or any of its Subsidiaries have been duly and timely paid, and the Company and its Subsidiaries have made adequate provision, as determined in accordance with GAAP (or adequate provision, as determined in accordance with GAAP, has been made on the Company's or its Subsidiaries' behalf) for all accrued Taxes that are not yet due, (iii) all Taxes required to be withheld by the Company or any of its Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose, (iv) there are no outstanding or pending or, to the Knowledge of the Company, threatened audits, actions, suits, examinations, assessments or other proceedings in respect of Taxes of the Company or any Subsidiary; (v) no Taxing Authority has asserted in writing any deficiency with respect to Taxes against the Company or any of its Subsidiaries that has not been settled, resolved or paid in full and (vi) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens;

(b)   no written claim has been received by the Company or any Subsidiary from any Tax authority in any jurisdiction where the Company or a Subsidiary does not file Tax Returns that the Company or a Subsidiary is or may be subject to Tax in that jurisdiction;

(c)   during the two year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code;

(d)   the Company has not taken any action, or failed to take any action, that would cause the Company's spinoff from Time Warner Inc. to fail to qualify as a valid tax-free spinoff pursuant to Section 355 of the Code, and to the Knowledge of the Company, Time Warner Inc. has not taken any action, or failed to take any action, that would cause the Company's spinoff from Time Warner Inc. to fail to qualify as a valid tax-free spinoff pursuant to Section 355 of the Code;

(e)   the Company has complied in all respects with its obligations pursuant to the Tax Matters Agreement;

(f)   neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of material Taxes, except for any such agreements that (i) are solely between the Company and/or any of its Subsidiaries, or (ii) will terminate as of, or prior to, the Closing or (iii) are entered into in the ordinary course of business, the principal purpose of which is not the allocation or sharing of Taxes;

(g)   (i) neither the Company nor any of its Subsidiaries is or has been during the past three years a member of any affiliated, consolidated, combined or unitary group (that includes any Person other than the Company and its Subsidiaries) for purposes of filing Tax Returns on net income, other than any such group of which Time Warner Inc. was the common parent, (ii) neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Law or as a transferee or successor and (iii) neither the Company nor any of its Subsidiaries has waived any

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statute of limitations with respect to U.S. federal income or U.S. state income Taxes or agreed to any extension of time with respect to a U.S. federal income or U.S. state income Tax assessment or deficiency;

(h)   neither the Company nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, or use of an improper method of accounting, in each case, for a taxable period ending on or prior to the Closing Date, (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or (iv) election under Section 108(i) of the Code;

(i)   neither the Company nor any of its Subsidiaries has agreed to, nor are they required to make, any adjustments pursuant to Section 482 of the Code or any corresponding provision of state, local or foreign Tax law with respect to any intercompany transaction, and none of the Company or any of its Subsidiaries has received any notice in writing from any Governmental Authority proposing any such adjustment; and

(j)   neither the Company nor any of its Subsidiaries that is required to file a U.S. federal income Tax Return has participated in a "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(c) within the last five years.

Section 4.18   Employee Benefit Plans.

(a)   Section 4.18(a)(i) of the Company Disclosure Letter contains a correct and complete list identifying each material Employee Plan (other than a Time Warner Plan) that the Company or any Subsidiary sponsors, maintains or contributes to, or is required to maintain or contribute to, for the benefit of any current or former Employee of the Company or its Subsidiaries or for which the Company or any Subsidiary has or may have any material liability, including, but not limited to, any residual contingent liability related to participation in a defined benefit scheme (the "Company Plan"). Section 4.18(a)(ii) of the Company Disclosure Letter contains a correct and complete list identifying each Employee Plan that Time Warner Inc. or any of its Subsidiaries (other than the Company and its Subsidiaries) sponsors, maintains or contributes to, or is required to maintain or contribute to, for the benefit of any current or former Employee of the Company or its Subsidiaries or for which the Company or any Subsidiary has or may have any material liability (each, a "Time Warner Plan"). For purposes of this Agreement, (x) "Employee Plan" means each "employee benefit plan" within the meaning of ERISA Section 3(3), whether or not subject to ERISA, all equity or equity-based, change in control, bonus or other incentive compensation, disability, salary continuation, employment, consulting, indemnification, severance, retention, retirement, pension, profit sharing, savings or thrift, deferred compensation, health or life insurance, employee discount or free product, vacation, sick pay or paid time off agreements, plans or policies, and each other material benefit or compensation plan, program, policy, Contract, agreement or arrangement, whether written or

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unwritten; (y) "<u>Non-U.S. Company Plan</u>" means each Company Plan that primarily covers current or former Employees, officers, directors or other service providers of the Company or its Subsidiaries based outside of the United States and/or which is governed by the laws of any jurisdiction outside of the United States (other than any plan or program maintained by a Governmental Authority to which the Company or any of its ERISA Affiliates contributes pursuant to applicable Laws, including any benefits that are required to be provided under applicable Law, including statutory severance) and any severance, retirement, pension, or leave accruals provided by the Company that primarily covers current or former Employees, officers, directors or other service providers of the Company or its Subsidiaries as required by applicable Law; and (z) "<u>U.S. Company Plan</u>" means each Company Plan that is not a Non-U.S. Company Plan. The Company has made available to Parent with respect to each U.S. Company Plan: (<u>A</u>) all documents setting forth the terms of each such U.S. Company Plan (or, with respect to any unwritten U.S. Company Plan, a written description of each material term thereof) and all material documents relating to each such U.S. Company Plan, including the plan document, all amendments thereto and all related trust documents and funding instruments, (<u>B</u>) the two most recent annual reports (Form 5500 including, if applicable, all schedules and attachments thereto) and Tax Return (Form 990), if any, required under ERISA or the Code in connection therewith or its related trust and any state or local Tax Returns, (<u>C</u>) the most recent actuarial report (if applicable), (<u>D</u>) all summary plan descriptions, together with each summary of material modifications, if any, required under ERISA, (<u>E</u>) all material written Contracts, instruments or agreements relating to each such U.S. Company Plan, including all amendments thereto, (<u>F</u>) the most recent Internal Revenue Service determination or opinion letter issued with respect to each such U.S. Company Plan intended to be qualified under Section 401(a) of the Code and (<u>G</u>) all material correspondence to or from any Governmental Authority within the past three years with respect to any U.S. Company Plan. The Company has made available to Parent, with respect to each Non-U.S. Company Plan, all documents setting forth the terms of each such Non-U.S. Company Plan and summaries of material benefits.

(b)   Except as would not reasonably be expected to have a Company Material Adverse Effect, each U.S. Company Plan and each Non-U.S. Company Plan has been maintained, administered and operated in compliance with its terms and the requirements of applicable Law.

(c)   Except as would not be reasonably be expected to have a Company Material Adverse Effect, other than routine claims for benefits, there are no pending or, to the Knowledge of the Company, threatened Proceedings by or on behalf of any participant in any U.S. Company Plan or any Non-U.S. Company Plan, or otherwise involving any U.S. Company Plan or Non-U.S. Company Plan or the assets of any U.S. Company Plan or Non-U.S. Company Plan.

(d)   Each U.S. Company Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and, to the Knowledge of the Company, no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such U.S. Company Plan or the exempt status of any such trust.

(e)   Neither the Company nor any ERISA Affiliate maintains, contributes to, or sponsors (or has in the past six years maintained, contributed to, or sponsored) a multiemployer plan as defined in Section 3(37) of ERISA (a "Multiemployer Plan"). No U.S. Company Plan is a plan subject to Title IV of ERISA. No U.S Company Plan provides post-employment health or welfare benefits for any current or former Employees of the Company or its Subsidiaries (or their dependents), other than as required under Section 4980B of the Code.

(f)   Except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Company or its Subsidiaries, any arrangement of the Company or any of its Subsidiaries that is subject to Section 409A of the Code has complied in form and operation with the requirements of Section 409A of the Code as in effect from time to time.

(g)   The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former director, officer or Employee of the Company or its Subsidiaries to severance pay, unemployment compensation or any other payment; (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, officer or Employee of the Company or its Subsidiaries; (iii) result in any forgiveness of indebtedness, trigger any funding obligation under any U.S. Company Plan or impose any restrictions or limitations on the Company's rights to administer, amend or terminate any U.S. Company Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any "disqualified individual" (as such term is defined in Treasury Regulations Section 1.280G☐1) that could reasonably be expected, individually or in combination with any other such payment, to constitute an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code). Neither the Company nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or 4999 of the Code.

(h)   With respect to each U.S. Company Plan and Non-U.S. Company Plan, there are no benefit obligations which are unfunded or for which contributions have not been made, in either case to the extent required by such U.S. Company Plan or Non-U.S. Company Plan or applicable Law or, to the extent required by GAAP, properly accrued.

(i)   Except for the IPC Media Pension Scheme or any other Non-U.S. Company Plan which is established in the UK, neither the Company nor any of its Subsidiaries participates in or contributes to, or has any actual or contingent liability in relation to, any pension scheme or arrangement established in the UK for the provision of Relevant Pension Benefits and neither the Company nor any of its Subsidiaries has given any undertaking or made any proposal or announcement as to the continuation, introduction or variation of any Relevant Pension Benefits. For these purposes, "Relevant Pension Benefits" means any pension, lump sum, gratuity or other like benefit provided or to be provided on death or in the event of incapacity or, in connection with past service, before retirement or on or after death.

(j)   Except for insured death in service lump sum benefits and except for the IPC Media Pension Scheme, each benefit payable under any Non-U.S. Company Plan which is established in the UK is calculated solely by reference to assets which (because of the nature of the calculation) must necessarily suffice for the purposes of its provision to or in respect of the individual entitled to the benefit. All contributions due for payment in relation to any Non-U.S. Company Plan which is established in the UK have been paid by the relevant due date and neither the Company nor any of its Subsidiaries is liable to reimburse any Person in respect of such payment. All membership records (detailing the contributions to and benefits payable) of any Non-U.S. Company Plan which is established in the UK are up to date and accurate and complete in all material respects.

(k)   No contribution notice or financial support direction has been issued (nor, to the Knowledge of the Company, is threatened) under the Pensions Act 2004 by the UK Pensions Regulator in relation to any UK tax registered pension arrangement (including the IPC Media Pension Scheme) to which the Company or any of its Subsidiaries is or has been a participating employer (or is or has been connected or associated with such a participating employer) for the purposes of the Pensions Act 2004. In respect of any Non-U.S. Company Plan which is established in the UK (including the IPC Media Pension Scheme), no report has been made to the UK Pensions Regulator under section 70 (duty to report breaches of the law) of the Pensions Act 2004, nor is there any fact or circumstance which is likely to give rise to such a report and each report required under section 69 (duty to notify the Regulator of certain events) has been made and the Company has made a copy of each such report available to Parent.

(l)   All contributions due for payment in relation to the IPC Media Pension Scheme have been paid by the relevant due date and neither the Company nor any of its Subsidiaries is liable to reimburse any Person in respect of such payment. To the Company's Knowledge, all membership records (detailing the contributions to and benefits payable) of the IPC Media Pension Scheme are up to date and accurate and complete in all material respects. The Company has made available to Parent in relation to the IPC Media Pension Scheme the: (i) last two formal tri-annual actuarial valuations and last two annual valuation reports, (ii) current schedule of contributions and recovery plan, (iii) current statement of funding principles and (iv) current statement of investment principles. IPC Media Pension Trustee Limited, as the trustee of Pension Scheme, has not accepted any contribution from a European employer (as defined for the purposes of Part 7 (cross border activities within European Union) of the Pensions Act 2004).

(m)   The Company Disclosure Letter contains details of the Estimated Insurance Buy-out Deficit (as defined in the Deed of Guarantee) for the IPC Media Pension Scheme as at the date of the Company Disclosure Letter. As at the date of this Agreement, no "Escrow Event" (as defined in the Deed of Guarantee) has occurred since the Deed of Guarantee was executed on October 19, 2015. The Heads of Terms Agreement (UK Pensions), dated as of November 25, 2017 (the "Parent Heads of Terms"), among the Company, Parent, Time Inc. (UK) Ltd, International Publishing Corporation Limited and IPC Media Pension Trustee Limited (the "Trustee"), is valid and binding and in full force and effect and, to the Knowledge of the Company, enforceable against the Trustee in accordance with its terms, subject to the Enforceability Exceptions. No further approval or action of the Trustee is required in order to substitute Parent as the Guarantor under the Deed of Guarantee upon the consummation of the Offer or to avoid the consummation of the Offer or the Merger causing an Escrow Event, in each case, so long as (w) all parties to the Parent Heads of Terms perform their obligations in accordance with the terms thereunder, (x) the conditions to the application of Clauses 4 to 6 of the Parent Heads of Terms are satisfied and (y) Parent provides all documents required under Clause 5(2) of the Parent Heads of Terms. The Deed of Guarantee has not been amended (other than agreed changes in investment strategy as provided for in the defined term Agreed Investment Strategy) since the Deed of Guarantee was executed on October 19, 2015.

(n)   Neither IPC Media Pension Trustee Limited (as the trustee of IPC Media Pension Scheme) or Time Inc. (UK) Ltd (as the sponsor of the IPC Media Pension Scheme) has entered into a legally enforceable agreement the effect of which is to reduce the amount of any debt due to the IPC Media Pension Scheme under section 75 or section 75A of the Pensions Act 1995 Act which may be recovered by, or on behalf of, IPC Media Pension Trustee Limited.

Section 4.19   Employees; Labor Matters.

(a)   Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, and there are no, and during the last three years have been no, labor unions or other organizations representing, purporting to represent or, to the Knowledge of the Company, attempting to represent any Employees.

(b)   Since December 31, 2014, there has not occurred or, to the Knowledge of the Company, been threatened any strike, slowdown, work stoppage, concerted refusal to work overtime or other similar labor activity or union organizing campaign with respect to any Employees. There are no labor disputes subject to any formal grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of the Company, threatened with respect to any Employee other than those arising in the ordinary course of business.

(c)   The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers' compensation, pay equity, classification of employees, immigration, and the collection and payment of withholding and/or social security Taxes.

Section 4.20   Environmental Matters.

(a)   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are and, since December 31, 2014, have been, in compliance with all applicable Environmental Laws and possess and are in compliance with all Environmental Permits, (ii) since December 31, 2014, no notice of violation has been received by the Company or any of its Subsidiaries arising out of any Environmental Law the substance of which has not been resolved, (iii) no Proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under any Environmental Law and (iv) since December 31, 2014, neither the Company nor any of its Subsidiaries has released or handled in any manner any Hazardous Substances at any real property, except in compliance with Environmental Laws.

(b)   Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, matters arising under Environmental Law shall be governed exclusively by this <u>Section 4.20</u>.

Section 4.21   <u>Material Contracts</u>.

(a)   <u>Section 4.21(a)</u> of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:

(i)   each Contract that (<u>A</u>) limits or restricts in any material respect the Company and its Subsidiaries from competing in any line of business with any Person in any geographic region or (<u>B</u>) contains exclusivity obligations or restrictions binding on, and material to, the Company and its Subsidiaries, taken as a whole;

(ii)   each Contract that is a joint venture or partnership agreement that is material to the Company and its Subsidiaries, taken as a whole;

(iii)   each Contract that is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than letters of credit and those between the Company and its wholly owned Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $1,000,000;

(iv)   each Contract with respect to an interest, rate, currency or other swap or derivative transaction (other than those between the Company and its Subsidiaries) with a fair value in excess of $1,000,000;

(v)   each Contract that is an acquisition agreement or a divestiture agreement pursuant to which (<u>A</u>) the Company reasonably expects that it is required to pay total consideration (including assumption of debt) after the date of this Agreement to be in excess of $1,000,000 or (<u>B</u>) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries after the date of this Agreement with a fair market value or purchase price of more than $1,000,000, excluding, in each case, (<u>x</u>) acquisitions or dispositions of supplies, inventory or products in connection with the conduct of the Company's and its Subsidiaries' business or (<u>y</u>) of supplies, inventory, products, equipment, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries;

(vi)   each Contract pursuant to which the Company or any of its Subsidiaries has continuing "earn-out" or similar obligations that could result in payments in excess of $1,000,000 in the aggregate;

(vii)   each "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act), whether or not filed by the Company with the SEC;

(viii)   any Contract governing a Related Party Transaction (as defined below);

(ix)   any registration rights agreements with respect to securities of the Company;

(x)   any employment or consulting Contract (in each case with respect to which the Company has continuing obligations as of the date hereof) with any current (A) executive officer of the Company, (B) member of the Company Board, or (C) Company Employee providing for an annual base salary in excess of $250,000; and

(xi)   any other Contract or series of related Contracts under which it would reasonably be expected that the Company and its Subsidiaries would receive annual payments of $7,000,000 or more (each, a "Revenue Contract") or make annual payments of $5,000,000 or more, in each case, during any twelve (12) month period or the remaining period of such Contract, if shorter.

Each Contract of the type described in clauses (i) through (xi) is referred to herein as a "Company Material Contract".

(b)   Except for any Company Material Contract that has terminated or expired in accordance with its terms and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is valid and binding and in full force and effect and, to the Knowledge of the Company, enforceable against the other party or parties thereto in accordance with its terms, subject to the Enforceability Exceptions. Except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Company Material Contract, is in violation of or in default under any provision of such Company Material Contract. True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to Parent prior to the date of this Agreement.

Section 4.22   Finders' Fee, etc. Except for Morgan Stanley & Co. LLC ("Morgan Stanley") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("BofA Merrill Lynch"), there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.23   Opinions of Financial Advisors. As of the date of this Agreement, the Company Board has received the opinion of each of Morgan Stanley and BofA Merrill Lynch to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, matters and limitations set forth therein, the consideration to be received by the holders of Company Stock (other than (a) shares of Company Stock owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise), or Purchaser, and (b) Appraisal Shares) pursuant to this Agreement is fair from a financial point of view to such holders, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 4.24   Antitakeover Statutes. Assuming the accuracy of Parent's and Purchaser's representations and warranties in Section 5.8, (a) the Company Board has taken all action necessary to exempt the Merger and the other transactions contemplated hereby from Section 203 of the DGCL and any other similar Takeover Statute and (b) to the Knowledge of the Company, no other Takeover Statute enacted under U.S. state or federal laws applies to this Agreement or any of the transactions contemplated hereby.

Section 4.25   Certain Business Practices. Since June 6, 2014, none of the Company, its Subsidiaries and, to the Knowledge of the Company, any director, officer, Employee or agent of the Company or any of its Subsidiaries with respect to any matter relating to the Company or any of its Subsidiaries, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (b) offered, promised, made or authorized any unlawful payment of anything of value to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

Section 4.26   Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, each of the insurance policies and arrangements relating to the business, assets and operations of the Company are in full force and effect and all premiums due thereunder have been paid. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice regarding any cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not reasonably be expected to have, individually or in the agreement, a Company Material Adverse Effect. As of the date of this Agreement, other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no claim pending under the Company's or its Subsidiaries' insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of any insurance policy of the Company or its Subsidiaries.

Section 4.27   Related Party Transactions. As of the date hereof, except as disclosed in the Company's definitive proxy statements included in the Company SEC Documents, within the last twelve (12) months no event has occurred and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K (each, a "Related Party Transaction").

Section 4.28   No Additional Representations. Except for the representations and warranties expressly made by the Company in this Article IV, neither the Company nor any other Person makes, and Parent and Purchaser each disclaim any reliance upon, any express or implied representation or warranty whatsoever or with respect to any information provided or made available in connection with the transactions contemplated by this Agreement, including any information, documentation, forecasts, budgets, projections or estimates provided by the Company or any Representative of the Company, including in any "data rooms" or management presentations or the accuracy or completeness of any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company that:

Section 5.1   Corporate Existence. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Iowa. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

Section 5.2   Corporate Authorization.

(a)   Each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Purchaser, the performance of their obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Purchaser. No vote of any holders of any of Parent's capital stock is necessary in connection with the consummation of the transactions contemplated hereby. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

(b)   As of the date of this Agreement, the respective board of directors of each of Parent and Purchaser have approved and declared advisable this Agreement and the transactions contemplated hereby.

Section 5.3   Governmental Authorization. The execution and delivery of this Agreement by Parent and Purchaser, the performance of their obligations hereunder and the consummation by Parent and Purchaser of the transactions contemplated hereby, including the Offer and the Merger, require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities laws, (d) compliance with any applicable requirements of the NYSE and (e) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby.

Section 5.4   Non-Contravention. The execution and delivery of this Agreement by Parent and Purchaser, the performance of their obligations hereunder and the consummation by Parent and Purchaser of the transactions contemplated hereby, including the Offer and the Merger, do not, assuming the authorizations, consents and approvals referred to in clauses (a) through (d) of Section 5.3 are obtained, (a) conflict with or breach any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of Parent or Purchaser, (b) conflict with or breach any provision of any Law or Order, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under any provision of any material Contract binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby.

Section 5.5   Information Supplied. The information relating to Parent, its Subsidiaries and Purchaser to be contained in, or incorporated by reference in, the Offer Documents and the Schedule 14D-9 will not, on the date the Offer Documents and the Schedule 14D-9 are first mailed to the stockholders of the Company or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Offer Documents will comply in all material respects as to form with the requirements of both the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 5.5, no representation or warranty is made by Parent or Purchaser with respect to information or statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 that were not supplied by or on behalf of Parent or Purchaser for use therein.

Section 5.6   Financial Ability.

(a)   Assuming the satisfaction of the conditions precedent to Parent's obligations hereunder and the completion of the Marketing Period, Parent has no reason to believe that it will not be able to satisfy any term or condition of the Transaction Financing (defined below) that is required to be satisfied by Parent as a condition to such Transaction Financing, or that the Transaction Financing will not be made available to Parent on the Closing Date. Assuming the Transaction Financing is funded in accordance with the Debt Commitment Letter and the Equity Commitment Letter, the aggregate net proceeds contemplated by the Debt Commitment Letter and Equity Commitment Letter, together with the cash of Parent and its Subsidiaries, will be an amount sufficient for the satisfaction of Parent's cash payment obligations under this Agreement on the Closing Date (including payment of the Offer Consideration, the Merger Consideration, all indebtedness of the Company and Parent expected to be required to be repaid or contemplated to be repaid as a condition of the Transaction Financing (the "Retired Debt") and any fees and expenses of, or payable by, Parent, Purchaser or the Company in connection with the Offer or the Merger or the Transaction Financing).

(b)   Parent has delivered to the Company a true, complete and correct copy of (i) an executed commitment letter and fee letters (as redacted in a customary manner to remove the fee amounts, pricing caps, the rates and amounts included in the "market flex" and certain other terms (none of which could reasonably be expected to adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Transaction Debt Financing)) (collectively, the "Debt Commitment Letter") from the financial institutions identified therein (together with their respective Affiliates and their respective officers, employees, directors, equityholders, partners, controlling parties, advisors, agents and Representatives, any substitute, replacement or alternative financial institution permitted by Section 8.11(a), and in each case their respective successors and assigns, the "Debt Financing Sources"), pursuant to which, upon the terms and subject to the conditions set forth therein, the Debt Financing Sources have committed to lend or invest the amounts set forth therein on the terms and subject to the conditions set forth therein for the purpose of financing the transactions contemplated by this Agreement (the "Transaction Debt Financing"), and (ii) an executed commitment letter and fee letter (as redacted in a customary manner to remove the fee amounts and certain other terms (none of which could reasonably be expected to adversely affect the conditionality, enforceability, termination or aggregate amount of the Transaction Financing to be made available thereunder) (collectively, the "Equity Commitment Letter" and collectively with the Debt Commitment Letter, the "Commitment Letters")) from Koch Equity Development LLC (together with their respective Affiliates and their respective officers, employees, directors, equityholders, partners, controlling parties, advisors, agents and Representatives, any substitute, replacement or alternative financial institution permitted by Section 8.11(a), and their respective successors and assigns, the "Equity Financing Sources" and collectively with the Debt Financing Sources, the "Financing Sources") pursuant to which, upon the terms and subject to the conditions set forth therein, the Equity Financing Sources have committed to purchase securities issued by Parent in the amounts set forth therein on the terms and subject to the conditions set forth therein for the purpose of financing the transactions contemplated by this Agreement (the "Transaction Equity Financing" and collectively with the Transaction Debt Financing, the "Transaction Financing").

(c)   Other than as expressly set forth in the Debt Commitment Letter and the Equity Commitment Letter, there are no other agreements, side letters, arrangements or understandings, in each case associated with the Transaction Financing, which would (i) impair the enforceability of the Debt Commitment Letter or Equity Commitment Letter, (ii) reduce the aggregate amount of the Transaction Financing or (iii) impose new or additional (or adversely expand, modify or amend any of the existing) conditions precedent to the Transaction Financing relating to the financing of the cash amounts needed to be paid in connection with the Offer or the Merger (including all fees and expenses required to be paid in connection with the Transaction Financing). There are no conditions precedent or other contingencies related to the funding of the full amount of the Transaction Financing, except as set forth in the Debt Commitment Letter and Equity Commitment Letter in the form so delivered to the Company as of the date hereof.

(d)   As of the date hereof, each of the Debt Commitment Letter and Equity Commitment Letter in the form so delivered to the Company is in full force and effect and represents the legally valid and binding obligation of Parent and Parent's Subsidiaries, as applicable, and, to the Knowledge of Parent, each of the other parties thereto, enforceable in accordance with its terms, subject to the Enforceability Exceptions. As of the date hereof, neither the Debt Commitment Letter nor the Equity Commitment Letter have been withdrawn, rescinded or terminated or otherwise amended, restated, modified or waived in any respect (other than amendments, modifications, substitutions or replacements as permitted by Section 8.11). Parent and Parent's Subsidiaries are not in breach of any of the terms or conditions set forth in the Debt Commitment Letter or the Equity Commitment Letter. All fees required to be paid under the Debt Commitment Letter and Equity Commitment Letter have been paid in full or, if not yet due, will be duly paid in full when due.

(e)   Parent acknowledges and agrees that the obtaining of financing is not a condition to the Closing. For the avoidance of doubt, if any financing contemplated to be obtained by Parent in connection with the Merger has not been obtained prior to the Closing, Parent and Purchaser shall continue to be obligated, subject to the fulfillment or waiver of the conditions to the Offer set forth in Annex A and the conditions in Section 9.1 to consummate the Merger and the other transactions contemplated by this Agreement at the Closing in accordance with this Agreement.

Section 5.7   Litigation. Except as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby, (a) there is no Proceeding pending (or, to the Knowledge of Parent, threatened) by any Governmental Authority against Parent or any of its Subsidiaries, or to the Knowledge of Parent, against any present or former officer or director of Parent in such individual's capacity as such, in each case, before any Governmental Authority and (b) to the Knowledge of Parent, Parent and its Subsidiaries are not under investigation by any Governmental Authority with respect to any violation by Parent or its Subsidiaries of any applicable Law or Order.

Section 5.8   Share Ownership. None of Parent, Purchaser or any of their respective "affiliates" or "associates" (as defined in Section 203 of the DGCL) (a) beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Stock or any options, warrants or other rights to acquire Company Stock or other securities of, or any other economic interest (through derivatives, securities or otherwise) in the Company or (b) is, or at any time within the past three years has been, an "interested stockholder" of the Company (as defined in Section 203 of the DGCL).

Section 5.9   No Additional Representations. Except for the representations and warranties expressly made by Parent and Purchaser in this Article V, neither Parent, Purchaser nor any other Person makes, and the Company disclaims any reliance upon, any express or implied representation or warranty whatsoever or with respect to any information provided or made available in connection with the transactions contemplated by this Agreement, including any information, documentation, forecasts, budgets, projections or estimates provided by Parent or any Representative of Parent, including in any "data rooms" or management presentations or the accuracy or completeness of any of the foregoing.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1   Conduct of the Company. From the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article X, except as otherwise permitted or contemplated by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, the Company shall, and shall cause each of its Subsidiaries to conduct its business in all material respects in the ordinary course of business. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article X, except as otherwise permitted or contemplated by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)   amend its certificate of incorporation, bylaws or other similar organizational documents (other than amendments to the organizational documents of any wholly owned Subsidiary of the Company that would not prevent, materially delay or materially impair the consummation of the Offer, the Merger or the transactions contemplated hereby);

(b)   split, combine or reclassify any shares of capital stock of the Company or any of its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities;

(c)   (i) grant, issue, deliver or sell, or authorize the grant, issuance, delivery or sale of, any shares of any Company Securities, Company Subsidiary Securities or Company RSUs, Company OPP PSUs, Company PSUs or Company DSUs or any other equity awards, including, without limitation, in connection with any annual employee equity awards, other than (x) the issuance of any shares of Company Stock upon the exercise of Company Stock Options or the settlement of Company RSUs, Company OPP PSUs, Company PSUs and Company DSUs that are outstanding on the Capitalization Date in accordance with the applicable terms thereof on the date of this Agreement and (y) issuances of securities of the Company's Subsidiaries to the Company or to wholly owned Subsidiaries of the Company or (ii) amend any term of any Company Security (in each case, whether by merger, consolidation or otherwise);

(d)   make or commit to any capital expenditures in excess of $1,000,000 in the aggregate per project, except in the ordinary course of business or pursuant to the Company's 2017 capital expenditures budget;

(e)   make any acquisition (whether by merger, consolidation or acquisition of stock or assets) of any interest in any Person or any division or assets thereof (other than acquisitions of assets that do not comprise an operating business in the ordinary course of business) with a value or purchase price in excess of $2,000,000 in the aggregate for all such acquisitions;

(f)   sell, assign, license, lease or otherwise transfer, or create any material Lien on any of the Company's or its Subsidiaries' assets, other than in the ordinary course of business;

(g)   incur any indebtedness for borrowed money or guarantees thereof, other than intercompany indebtedness and amounts drawn on the Company's revolving credit facility under the Credit Facility or on its Subsidiary's UK lines of credit, which amounts shall not exceed $10,000,000 in the aggregate;

(h)   other than in the ordinary course of business and so long as such action is not with respect to a Related Party Transaction, (i) terminate or cancel a Company Material Contract, other than a termination or cancellation in accordance with the terms thereof, (ii) amend or modify a Company Material Contract, other than as would not be materially adverse to the Company and its Subsidiaries as compared to the current terms of the relevant Company Material Contract, (iii) renew a Company Material Contract, other than renewals consistent with the terms thereof, (iv) enter into any Contract that, if in effect as of the date hereof, would constitute a Company Material Contract (other than a Revenue Contract), (v) enter into any Contract (including by renewal or amendment) under which it would reasonably be expected that the Company and its Subsidiaries would make annual payments greater than $3,000,000, or (vi) waive, release or assign any material rights or claims under a Company Material Contract; provided that nothing in this Section 6.1(h) shall limit the right of the Company to terminate the employment of any Company Employee other than an executive officer of the Company or an individual who, as of the date hereof, is reporting directly to such an executive officer;

(i)   (i) subject to clauses (iv) and (v) below, grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with respect to any Employee, officer or director of the Company or any of its Subsidiaries, (ii) increase benefits payable under any existing severance, termination pay policies or any other plan (even if the Company Board or any committee thereof is already authorized to do so pursuant to the terms of existing plans), (iii) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, (iv) increase compensation, bonus or other benefits payable to any current Employee, officer or director of the Company or any of its Subsidiaries, except for (x) standard merit increases for non-executive employees in the ordinary course of business if the Closing does not occur by March 1, 2018 and (y) other increases for non-executive employees that are not in excess of 10% of their current base salary individually and in an amount not to exceed $1,500,000 in the aggregate, unless and except such increase occurs pursuant to, and is consistent with, a promotion announcement in connection with a reorganization that was made prior to the date of this Agreement and is described on Section 6.1(i) of the Company Disclosure Letter or (v) hire or enter into any employment agreement with any new Employee with an annual base salary greater than $250,000, unless and except such hiring or new employment agreement occurs pursuant to, and is consistent with, an offer of employment or offer to enter into a new employment agreement (or to amend an existing employment agreement) that was made prior to the date of this Agreement and is described on Section 6.1(i) of the Company Disclosure Letter;

(j)   materially change the Company's methods of financial accounting, except as required by GAAP or in Regulation S-X of the Exchange Act (or any interpretation thereof), any Governmental Authority or applicable Law;

(k)   (i) materially change any method of Tax accounting, except as required by applicable Law, (ii) make or change any material election with respect to Taxes, (iii) amend any federal income Tax Return in a manner that would materially increase the Taxes of the Company and its Subsidiaries, (iv) agree or settle any claim or assessment in respect of a material amount of Taxes, excluding for these purposes any agreement or settlement relating to a Tax item to the extent that such agreement or settlement does not materially exceed the reserves for such Tax item, (v) enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to a material amount of Taxes, other than a closing agreement with respect to a matter governed by the Tax Matters Agreement (other than with respect to Taxes resulting from a failure of any transaction to qualify for its Intended Tax Treatment, as defined in the Tax Matters Agreement) or (vi) surrender any right to a material refund of Taxes;

(l)   adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company or any material Subsidiary of the Company;

(m)   settle, offer or propose to settle any Proceeding involving or against the Company or any of its Subsidiaries (x) listed as items 1-5 on Section 4.13(a) of the Company Disclosure Letter or (y) in the case of other Proceedings, other than solely for money damages (and confidentiality and other similar customary provisions) not in excess of $2,000,000 in the aggregate (excluding, for the avoidance of doubt, amounts paid by insurance and other amounts not paid out of pocket by the Company) for all such Proceedings;

(n)   other than quarterly cash dividends of $0.04 per share of Company Stock with record dates consistent with past practices of the Company (including, for the avoidance of doubt, corresponding dividend equivalents declared on the Company RSUs), declare, set aside or pay any dividends on, or make any other distributions in respect of, any Company Securities;

(o)   enter into any marketing, strategic brand or content licensing, or exclusivity obligation or commitment binding on, and material to the Company and its Subsidiaries, taken as a whole; or

(p)   agree, resolve or commit to do any of the foregoing.

Parent and Purchaser acknowledge and agree that: (i) nothing contained in this Agreement shall give Parent or Purchaser, directly or indirectly, the right to control or direct the Company's operations prior to the Closing, (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' operations and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Purchaser shall be required with respect to any matter set forth in this <u>Section 6.1</u> or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable Law.

Section 6.2   <u>Dispositions</u>. The Company shall use commercially reasonable efforts to sell the businesses set forth on <u>Section 6.2</u> of the Company Disclosure Letter as promptly as practicable after the date hereof in accordance with Section 6.2 of the Company Disclosure Letter; <u>provided</u> that (<u>i</u>) the Company shall not (<u>A</u>) enter into any definitive agreement related to any such transaction without Parent's prior consent, or (<u>B</u>) agree to the waiver or amendment of any of the terms of such definitive agreement without Parent's prior consent, and (<u>ii</u>) Parent and Purchaser acknowledge and agree that their respective obligations hereunder are not in any way conditioned upon entry into any such definitive agreement, consummation of any such sale or any other matter related to any such sale process.

Section 6.3   <u>Heads of Terms</u>. The Company and Parent shall cooperate (and the Company shall cause Time Inc. (UK) Ltd. and International Publishing Corporation Limited to cooperate) in good faith to negotiate and finalize a mutually acceptable amendment to the Deed of Guarantee in connection with the sale of Time Inc. (UK) Ltd. as soon as practicable after the date of this Agreement (the "<u>Company Heads of Terms</u>", and collectively with the Parent Heads of Terms, the "<u>Heads of Terms</u>"). The Company shall not (and the Company shall cause Time Inc. (UK) Ltd. and International Publishing Corporation Limited not to) (<u>a</u>) enter into the Company Heads of Terms or any other amendment to the Deed of Guarantee or (<u>b</u>) make (or agree to make) any contributions into the IPC Media Pension Scheme (other than as already required by the Deed of Guarantee as currently in effect), in each case of clause (a) and (b) without Parent's prior consent. The Company shall use its commercially reasonable efforts and cooperate in good faith with Parent in connection with implementing the Heads of Terms once executed in accordance with their terms, including with respect to obtaining clearance of the UK Pensions Regulator for the sale of Time Inc. (UK) Ltd by the Company and the negotiation of all definitive agreements contemplated by the Heads of Terms. Once executed in accordance with the requirements of this <u>Section 6.3</u>, the Company shall not amend either Heads of Terms or agree to the waiver or amendment of any of the terms of either Heads of Terms, and shall not enter into any amendment to the Deed of Guarantee or other definitive agreement in connection with the Heads of Terms, in each case without Parent's prior consent. Parent and Purchaser acknowledge and agree that their respective obligations hereunder are not in any way conditioned upon completion of the matters contemplated by either Heads of Terms.

ARTICLE VII

COVENANTS OF PARENT AND PURCHASER

Section 7.1   <u>Obligations of Purchaser</u>. Parent shall cause Purchaser to perform when due its obligations under this Agreement and to consummate the Offer and the Merger pursuant to the terms and subject to the conditions set forth in this Agreement and the Offer.

Section 7.2   Director and Officer Indemnification.

(a)   For a period of not less than six years after the Effective Time, Parent shall indemnify and hold harmless each former and present director or officer of the Company or any of its Subsidiaries (each, together with such person's heirs, executors or administrators, a "Company Indemnified Party") against any costs, expenses (including advancing attorneys' fees and expenses in advance of the final disposition of any actual or threatened claim to the fullest extent permitted by Law and, without limiting the generality of the foregoing, as provided in the applicable certificates of incorporation, bylaws (or comparable organizational documents) or any indemnification agreement as in effect on the date of this Agreement), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim with respect to acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer, director, Employee or other fiduciary of the Company or any of its Subsidiaries or of any Person if such service was at the request of or for the benefit of the Company or any of its Subsidiaries, to the fullest extent permitted by Law and as provided in their respective certificates of incorporation, bylaws (or comparable organizational documents) or any indemnification agreement as in effect on the date of this Agreement. All rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in effect as of the date of this Agreement in favor of the Company Indemnified Parties shall survive the Merger and continue in full force and effect in accordance with their terms, and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor all the terms thereof for a period of not less than six years after the Effective Time. Notwithstanding anything herein to the contrary, if any Company Indemnified Party notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 7.2, the provisions of this Section 7.2 shall continue in effect with respect to such matter until the final disposition of all claims relating thereto.

(b)   For a period of not less than six years after the Effective Time, Parent, to the fullest extent permitted under applicable Law, shall cause to be maintained in effect the provisions in the certificates of incorporation and bylaws and comparable organizational documents of the Surviving Corporation and each Subsidiary of the Company (or in such documents of any successor thereto) regarding elimination of liability, indemnification and advancement of expenses in effect as of immediately prior to the Effective Time, and, during such six year period, shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was a Company Indemnified Party, except as required by applicable Law.

(c)   Parent shall or shall cause the Surviving Corporation to either (i) continue to maintain in effect for a period of no less than six years after the Effective Time the Company's directors' and officers' insurance policies (the "D&O Insurance"), in place as of the date of this Agreement or (ii) purchase comparable D&O Insurance (from a carrier with the same or better credit rating as the Company's D&O Insurance carrier) for such six-year period, in each case, with coverage for the persons who are covered by the Company's existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company's existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year (the "Premium Cap"); provided, further, that if the amount necessary to procure such insurance coverage exceeds the Premium Cap, the Company may purchase the most advantageous policy available for an amount not to exceed the Premium Cap. At the Company's option, the Company may purchase, prior to the Effective Time, a prepaid "tail policy" for a period of no more than six years after the Effective Time with coverage for the persons who are covered by the Company's existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company's existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time, in which event Parent shall cease to have any obligations under the first sentence of this Section 7.2(c); provided that the aggregate premium for such policies shall not exceed the Premium Cap; provided, further, that if the amount of annual premiums necessary to maintain or procure such insurance coverage exceeds the Premium Cap, the Company may procure and maintain for such six-year period the most advantageous policy available for an annual premium equal to the Premium Cap. In the event the Company elects to purchase such a "tail policy," the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such "tail policy" in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder.

(d)   In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent shall cause the successors and assigns of Parent or the Surviving Corporation, as the case may be, to succeed to or assume the applicable obligations of such Party set forth in this Section 7.2.

(e)   The provisions of this Section 7.2 shall survive consummation of the Merger, are intended to be for the benefit of, and will be enforceable by, each of the Company Indemnified Parties and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract, at Law or otherwise.

Section 7.3   Employee Matters.

(a)   Except as provided in this Section 7.3, for a period beginning on the Closing Date and continuing thereafter until the end of calendar year 2018 (the "Continuation Period"), Parent shall provide, or shall cause the Surviving Corporation and its Subsidiaries to provide, Employees as of immediately prior to the Effective Time who continue employment with Parent or any of its Subsidiaries, including the Surviving Corporation, at or following the Closing (the

"Continuing Employees") with employee benefits (excluding compensation and equity-based compensation) that are (i) with respect to employee benefits that were elected for the Continuation Period during the Company's annual enrollment period recently ended, the same as those in effect for such Continuing Employees immediately prior to the Closing, and (ii) with respect to employee benefits that were not elected for the Continuation Period during the Company's annual enrollment period recently ended, comparable in the aggregate to those in effect for such Continuing Employees immediately prior to the Closing; provided that until the one year anniversary of the Closing Date, Parent and the Surviving Corporation shall keep in effect all severance plans, practices and policies that are applicable to employees of the Company and its Subsidiaries as of the date hereof and set forth on Section 7.3(a) of the Company Disclosure Letter. During the Continuation Period, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide the Continuing Employees coverage under the same Company Plans set forth in Section 7.3(a) of the Company Disclosure Letter as were in effect immediately prior to the Closing Date. Except as set forth in Section 7.3(a) of the Company Disclosure Letter, nothing herein shall be deemed to limit the right of Parent or any of their respective Affiliates to (i) terminate the employment of any Continuing Employee at any time, (ii) change or modify the terms or conditions of employment for any Continuing Employee to the extent such change is not inconsistent with the provisions of this Section 7.3 or (iii) change or modify any Company Plan or other employee benefit plan or arrangement in accordance with its terms; provided that such change or modification does not otherwise violate the requirements of this Section 7.3.

(b)   In the event that, during the 12 month period following the Closing Date, Parent shall or shall cause the Surviving Corporation to offer (a "Reduced Compensation Offer") any Continuing Employee employment terms having (x) a rate of basic pay, (y) a target short-term incentive opportunity (including sales or management incentives) and (z) a target long-term incentive opportunity that, in the aggregate, is less than the rate of basic pay, target short-term incentive opportunity and the target long-term incentive opportunity in the aggregate that was made available to such Continuing Employee immediately prior to the Closing (the "Pre-Closing Compensation"), such Reduced Compensation Offer shall be provided to the Continuing Employee in writing and such Continuing Employee shall have 7 days to consider whether to (i) accept employment on the terms provided in the Reduced Compensation Offer or (ii) reject the Reduced Compensation Offer and instead receive severance benefits. If a Continuing Employee shall accept the Reduced Compensation Offer, the rate of compensation described therein shall not take effect earlier than 28 days following the date the Reduced Compensation Offer is provided to the Continuing Employee (the "Reduced Compensation Effective Date").

(c)   Notwithstanding anything to the contrary in this Section 7.3, Parent shall or shall cause the Surviving Corporation to pay severance to (i) any Continuing Employee who rejects a Reduced Compensation Offer and who voluntarily terminates employment within 14 days following the rejection of such Reduced Compensation Offer, (ii) any Continuing Employee (including any Continuing Employee who accepts or rejects a Reduced Compensation Offer) who is terminated by the Company without cause (as such term is defined in the Company Severance Plan or such Continuing Employee's employment agreement) within 12 months following the Closing Date or, if applicable, the Reduced Compensation Effective Date and

(iii) any Continuing Employee who (x) is notified within the 12 month period following the Closing that his or her worksite is being relocated more than fifty (50) miles, (y) declines to relocate and (z) voluntarily terminates employment or is terminated without cause (as such term is defined in the Company Severance Plan or such Continuing Employee's employment agreement) due to his or her decision not to relocate, in each such case, in accordance with the severance plans, practices and policies that are applicable to Employees as of the date hereof and set forth on Section 7.3(c) of the Company Disclosure Letter and any individual severance entitlements in an employment agreement, offer letter or severance letter set forth on Section 7.3(c) of the Company Disclosure Letter, except that, with respect to any Continuing Employee who has accepted a Reduced Compensation Offer, the amount of such severance benefits shall be determined assuming that such Continuing Employee was receiving, at termination, the Pre-Closing Compensation.

(d)   Notwithstanding anything to the contrary in this Section 7.3, prior to the Closing Date, the pre-closing Compensation Committee of the Board (or other appropriate Company representatives) shall determine fiscal year 2017 annual bonuses under the Time Inc. 2017 Annual Incentive Plan, the Time Inc. Advertising Sales Incentive Plan and any other annual incentive or short-term incentive bonus plan of the Company or any of its Subsidiaries in effect for the 2017 fiscal year of the Company in accordance with their terms and make bonus payments prior to the Closing Date.

(e)   Notwithstanding anything to the contrary in this Section 7.3, prior to the Closing Date, the Company shall establish, or shall cause its Subsidiaries to establish, the Time Inc. 2018 Annual Incentive Plan (the "2018 AIP"), the Time Inc. 2018 Advertising Sales Incentive Plan (the "2018 ASIP") and other annual incentive and short-term incentive bonus plans for fiscal year 2018 based on the budgetary goals established by the pre-Closing Company Board (the "FY 2018 Company Bonus Plans"). Notwithstanding the terms and conditions of any FY 2018 Company Bonus Plan to the contrary, (1) if a Continuing Employee participates in the 2018 AIP and such Continuing Employee either (a) participates in an annual incentive or short-term bonus plan sponsored or maintained by Parent and its Affiliates (the "FY 2018 Parent Bonus Plans") following June 30, 2018 or (b) terminates employment with the Company and its Subsidiaries and is entitled to receive severance, such Continuing Employee shall receive a Pro-Rated Incentive; (2) if a Continuing Employee participates in the 2018 ASIP or a sales incentive plan of the Company or its Subsidiaries and such Continuing Employee either (a) participates in a FY 2018 Parent Bonus Plan or (b) terminates employment with the Company and its Subsidiaries and is entitled to receive severance, such Continuing Employee shall receive a bonus based on actual performance through June 30, 2018 or the date of termination (whichever is earlier); and (3) Parent shall pay, or shall cause Surviving Corporation to pay, any bonus payment payable under clauses (1) and (2) above no later than 60 days after June 30, 2018. The Company shall obtain Parent's prior consent to the terms and conditions of such 2018 bonus plans to the extent they contain material changes from the Company's corresponding bonus plans for 2017 (except as modified by this Section 7.3(e)); provided that the changes described in Section 7.3(e) of the Company Disclosure Letter shall not require Parent's consent. An Employee's "Pro-Rated Incentive" shall mean the product of (i) and (ii) below:

(i) if the Effective Time occurs (X) on or prior to March 31, 2018, the amount calculated under the terms of the applicable FY 2018 Company Bonus Plan based on assumed target performance with respect to both quantitative and qualitative metrics and (Y) after March 31, 2018, the amount calculated under the terms of the applicable FY 2018 Company Bonus Plan using (A) actual results and prorated annual metrics for quantitative metrics (i.e., financials against budget) through March 31, 2018, (B) assumed target performance and prorated annual metrics with respect to quantitative metrics for the period April 1, 2018 through June 30, 2018 and (C) assumed target performance on qualitative metrics (e.g., 100% strategic rating) for the period through June 30, 2018 multiplied by

(ii) a fraction, the numerator of which is the number of days in the 2018 calendar year through and including the earlier to occur of June 30, 2018 and the date of termination, and the denominator of which is 365.

(f)   For all purposes under the employee benefit plans, programs and arrangements established or maintained by Parent and its respective Affiliates (including for the purposes of determining the severance benefits payable to a Continuing Employee under any severance plan, program or arrangement of Parent or any of its Affiliates in such which such Continuing Employee participates following expiration of the commitment to maintain the severance plans of the Company and its Subsidiaries for 12 months following the Closing, as specified in Section 7.3(a)) in which Continuing Employees may be eligible to participate after the Closing (the "New Benefit Plans"), Parent shall credit each Continuing Employee with the same amount of service as was credited by the Company immediately prior to the Effective Time under similar or comparable Company Plans in which such Continuing Employee participated immediately prior to the Effective Time (except (x) for purposes of benefit accrual under defined benefit plans (y) vesting under any equity-related plan (other than the Assumed Awards), and (z) to the extent such credit would result in a duplication of benefits). In addition, and without limiting the generality of the foregoing, (i) with respect to any New Benefit Plans in which the Continuing Employees may be eligible to participate following the Closing, Parent shall use reasonable best efforts to cause each Continuing Employee to be immediately eligible to participate in such New Benefit Plans, without any waiting time, to the extent coverage under such New Benefit Plans replaces coverage under a similar or comparable Company Plan in which such Continuing Employee was eligible to participate immediately before such commencement of participation and (ii) for purposes of each New Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall use reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Benefit Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Plan in which such Continuing Employee participated immediately prior to the Closing. To the extent changes occur in the middle of a plan year, Parent shall use reasonable best efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Plan ending on the date such Continuing Employee's participation in the corresponding New Benefit Plan begins to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan.

(g)   The terms of this Section 7.3 are included for the sole benefit of the Parties and shall not confer any rights or remedies upon any Continuing Employee or former Employee, any participant or beneficiary in any Company Plan or any other Person or Governmental Authority (whether as a third party beneficiary or otherwise) other than the Parties hereto. Except as expressly set forth in this Section 7.3, nothing contained in this Agreement shall (i) constitute or be deemed to constitute an amendment to any Company Plan or other compensation or benefit plan, policy, program or arrangement, (ii) obligate Parent or any of its Subsidiaries to (x) maintain any particular benefit plan or arrangement or (y) retain the employment of any particular Employee; or (iii) prevent the Surviving Corporation or any of its Subsidiaries from amending or terminating any benefit plan or arrangement.

ARTICLE VIII

COVENANTS OF PARENT AND THE COMPANY

Section 8.1   Efforts.

(a)   Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement, including (i) preparing and filing, in consultation with the other Parties, as promptly as reasonably practicable with any Governmental Authority or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party, in each case, that are necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are conditions to the consummation of the Offer pursuant to Annex A or the Merger pursuant to Article IX).

(b)   In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make, as promptly as reasonably practicable, and in any event within ten (10) Business Days of the date of this Agreement, unless a later date is agreed to by Parent and the Company, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement. Each of the Company and Parent shall supply as promptly as practicable and advisable any additional information and documentary material that may be reasonably requested pursuant to the foregoing, and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods regarding the foregoing as soon as practicable, subject to the terms and conditions of this Agreement. The Company and Parent shall each request early termination of the waiting period with respect to the Merger under the HSR Act.

(c)   Except as prohibited by applicable Law or Order and subject to an appropriate agreement limiting the disclosure of competitively sensitive information to, as appropriate, in-house counsel, outside counsel and consultants retained by such counsel, each of Parent and the Company shall (i) cooperate and consult with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) promptly inform the other Party of (and if in writing, supply to the other Party) any substantive communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other similar Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement (including Item "4(c)" and "4(d)" documents" as those terms are used in the rules and regulations under the HSR Act, except that such documents need not be disclosed even to outside counsel or consultants retained by such counsel to the extent such documents discuss deal negotiations, alternative offers, valuation, or similar subjects), (iii) consult with each other prior to taking any material position with respect to the filings under the HSR Act or any other Competition Law in discussions with or filings to be submitted to any Governmental Authority, (iv) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Authority with respect to filings under the HSR Act or any other Competition Law and (v) coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority relating to this Agreement or the transactions contemplated hereby under the HSR Act or any other Competition Law.

(d)   Unless prohibited by applicable Law or Order or by the applicable Governmental Authority, each of the Company and Parent shall (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of the Offer or the Merger (including with respect to any of the actions referred to in Section 8.1(a) but other than as contemplated by Section 2.4 and Section 2.5) without the other, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) in the event one such Party is prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, keep the non-participating Party reasonably apprised with respect thereto.

(e)   Notwithstanding anything to the contrary in this Section 8.1, but subject to this Section 8.1(e), Parent shall take any action to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible, including (i) the prompt use of its best efforts to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including (A) the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person, including any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions, (B) the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, categories of assets or businesses or other operations or interests therein of Parent or any of its Subsidiaries (including, after the Closing, the Company and its Subsidiaries) (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto) and (C) the proffer and agreement by Parent of its willingness to take such other actions, and promptly to effect such other actions (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto), in each case if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any Proceeding in any forum or (y) issuance of any Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement by any Governmental Authority and (ii) the prompt use of its best efforts to take, in the event that any permanent, preliminary or temporary Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with its terms unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, any and all steps (including the appeal thereof and the posting of a bond) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement; provided that Parent shall not be required to divest, license, hold separate, or take any other action ("Remedy") with respect to any publication, brand, business, or line of business of the Company, Parent or their respective Subsidiaries that would reasonably be expected to have a Company Material Adverse Effect. Nothing in this Section 8.1(e) shall obligate Parent to agree to any Remedy or other remedy not conditioned on the consummation of the Offering and the Closing.

(f)   Neither Parent nor any of its Subsidiaries shall, directly or indirectly, acquire or agree to acquire any other Person or assets (whether by merger, consolidation, stock or asset purchase, tender or exchange offer, recapitalization, reorganization or any other form of transaction) to the extent such acquisition would reasonably be expected to materially impair or delay the ability of Parent to obtain the expiration or termination of the waiting period under the HSR Act or any other applicable Antitrust Law.

Section 8.2   No Solicitation; Board Recommendation.

(a)   From and after the date of this Agreement until the earlier to occur of the Acceptance Time and the termination of this Agreement in accordance with Article X, and except as otherwise specifically provided for in this Agreement, the Company shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its officers, directors, Employees and Representatives not to (including by directing them not to), directly or indirectly, (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Person that may be ongoing with respect to any Company Acquisition Proposal, (ii) solicit, initiate or knowingly encourage any inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (iii) participate in any discussions or negotiations regarding, or furnish to any Person (other than Parent, its Affiliates and their respective Representatives) any nonpublic information relating to the Company and its Subsidiaries, in connection with any inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (iv) approve or recommend, or make any public statement approving or recommending, any inquiry, proposal or offer which constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (v) enter into any letter of intent, merger agreement or other similar agreement regarding or providing for a Company Acquisition Proposal or any proposal or offer which could reasonably be expected to lead to a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in compliance with this Section 8.2) (each an "Alternative Acquisition Agreement"), (vi) submit any Company Acquisition Proposal to a vote of the stockholders of the Company or (vii) resolve or agree to do any of the foregoing. The Company agrees that in the event any Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 8.2, the Company shall be deemed in breach of this Section 8.2.

(b)   If, prior to the Acceptance Time, the Company receives an unsolicited bona fide written Company Acquisition Proposal that was made after the date of this Agreement and that the Company Board determines in good faith, after consultation with the Company's outside financial advisors and outside legal counsel, (i) is or could reasonably be expected to lead to a Superior Proposal and (ii) failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Law, then the Company may, in response to such Company Acquisition Proposal, furnish nonpublic information relating to the Company and its Subsidiaries to the Person or group (or any of their Representatives) making such Company Acquisition Proposal and engage in discussions or negotiations with such Person or group and their Representatives regarding such Company Acquisition Proposal; provided that (x) prior to furnishing any nonpublic information relating to the Company and its Subsidiaries to such Person or group or their respective Representatives, the Company gives written notice to Parent after any such determination by the Company Board and enters into an Acceptable Confidentiality Agreement with the Person or group making such Company Acquisition Proposal (and the information is furnished pursuant to such Acceptable Confidentiality Agreement), and (y) the Company promptly (but not more than 24 hours) after furnishing any such nonpublic information to such Person, furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished to Parent or its Representatives).

Notwithstanding anything to the contrary contained in this Agreement, the Company and its Subsidiaries and the Company's Representatives may in any event (A) seek to clarify the terms and conditions of any Company Acquisition Proposal solely to determine whether such Company Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) inform a Person or group that has made or, to the Knowledge of the Company, is considering making, a Company Acquisition Proposal of the provisions of this Section 8.2. In no event may the Company or any of its Subsidiaries or any of their Representatives directly or indirectly reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide any compensation to, any Person or Persons (or any of its or their Representatives or potential financing sources) who makes a Company Acquisition Proposal.

(c)   The Company shall promptly (and in any event within 24 hours) notify Parent after receipt of any Company Acquisition Proposal, any inquiry or proposal that could reasonably be expected to lead to a Company Acquisition Proposal or any inquiry or request for nonpublic information relating to the Company and its Subsidiaries by any Person who has made or could reasonably be expected to make a Company Acquisition Proposal. Such notice shall indicate the identity of the Person making such inquiry or proposal and include a copy of the Company Acquisition Proposal or, if not in writing, a summary of the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request. Thereafter, the Company shall keep Parent reasonably informed, on a prompt basis (and in any event within 24 hours), regarding any material developments, discussions or negotiations regarding any such proposal or offer and any material changes to the status and material terms of any such proposal or offer (including any material amendments thereto or any material change to the scope or material terms or conditions thereof).

(d)   The Company shall, and shall cause each of its Subsidiaries to, and shall direct its Representatives to, immediately cease any existing discussions or negotiations with any Person (other than Parent and its Subsidiaries) with respect to any potential Company Acquisition Proposal. The Company shall promptly terminate access by any such Person or group to any such physical or electronic data rooms relating to any potential Company Acquisition Proposal. The Company shall promptly after the date hereof request each Person (if any) that has received information from the Company during the past twelve months pursuant to a confidentiality agreement relating to any potential Company Acquisition Proposal to promptly return to the Company or destroy all non-public documents and materials relating to the Company Acquisition Proposal or to the Company or its Subsidiaries or its or their businesses, operations or affairs heretofore furnished by the Company, its Subsidiaries or any of its or their Representatives to such Person or group or any of its Representatives in accordance with the terms of such confidentiality agreement, and shall not waive, terminate or modify without Parent's prior written consent, any standstill or similar provision in any confidentiality, standstill or other agreement with such Person; provided that the Company may waive any standstill or similar provisions to the extent necessary to permit a Person or group to make, on a confidential basis to the Company Board, a Company Acquisition Proposal, conditioned upon such Person agreeing to disclosure of such Company Acquisition Proposal to Parent.

(e)   Subject to this Section 8.2, neither the Company Board nor any committee thereof shall effect a Company Adverse Recommendation Change. Notwithstanding anything to the contrary in this Agreement, but subject to Section 8.2(f), prior to the Acceptance Time, the Company Board may effect a Company Adverse Recommendation Change (and, in the case of a bona fide written Company Acquisition Proposal that was unsolicited after the date of this Agreement and that did not result from a material breach of this Section 8.2, terminate this Agreement pursuant to Section 10.1(d)(ii) and concurrently pay the fees required by Section 10.3 in order to enter into a definitive agreement in connection with a Superior Proposal) if: (i) (A) a Company Acquisition Proposal is made to the Company after the date of this Agreement and such Company Acquisition Proposal is not withdrawn prior to such Company Adverse Recommendation Change or (B) there has been an Intervening Event; (ii) in the case of a Company Acquisition Proposal, the Company Board concludes in good faith, after consultation with the Company's outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Superior Proposal; and (iii) the Company Board concludes in good faith, after consultation with the Company's outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Laws.

(f)   Prior to making any Company Adverse Recommendation Change or entering into any Alternative Acquisition Agreement, (i) the Company Board shall provide Parent at least four Business Days' prior written notice of its intention to take such action, which notice shall specify, in reasonable detail, the reasons therefor and, in the case of a Company Acquisition Proposal, the material terms and conditions of such proposal, including a copy of any proposed definitive agreements; (ii) during the four Business Days following such written notice, the Company Board and its Representatives shall negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding any revisions to the terms of the transactions contemplated hereby proposed by Parent in response to such Superior Proposal or Intervening Event, as applicable; and (iii) at the end of the four Business Day period described in the foregoing clause (ii), the Company Board concludes in good faith, after consultation with the Company's outside legal counsel and outside financial advisors (and taking into account any legally binding (if accepted by the Company) adjustment or modification of the terms of this Agreement proposed in writing by Parent), that, as applicable (A) the Company Acquisition Proposal continues to be a Superior Proposal or (B) the Intervening Event continues to warrant a Company Adverse Recommendation Change and, in each case, that failure to take such action would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Laws. The provisions of this Section 8.2(f) shall also apply to any material change to any Company Acquisition Proposal or Intervening Event and require a new written notice, except that the references to four Business Days shall be deemed to be two Business Days.

(g)   Nothing contained in this Agreement shall prohibit the Company Board from taking and disclosing to their stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act; provided, however, that this Section 8.2(g) shall not permit the Company Board to effect a Company Adverse Recommendation Change except to the extent otherwise permitted by this Section 8.2; provided, further, that a request by Parent for the Company to publicly recommend against a Company Acquisition Proposal may not be made more than once with respect to any Company Acquisition Proposal unless such Company Acquisition Proposal is subsequently materially amended or modified, in which case Parent may make one request each time such Company Acquisition Proposal is so subsequently materially amended or modified. For the avoidance of doubt, any "stop, look and listen" communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not constitute a Company Adverse Recommendation Change so long as any such disclosure does not include a Company Board Recommendation Change.

Section 8.3   Public Announcements. So long as this Agreement is in effect, neither Parent nor the Company, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other public statement relating to the Offer, the Merger or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Offer, the Merger or this Agreement, in which event such Party shall provide, on a basis reasonable under the circumstances, an opportunity to the other Party to review and comment on such press release or other announcement in advance, and shall give reasonable consideration to all reasonable comments suggested thereto. None of the limitations set forth in this Section 8.3 shall apply to any disclosure of any information (a) in connection with or following a Company Acquisition Proposal or Company Adverse Recommendation Change and matters related thereto, (b) in connection with any dispute between the Parties relating to this Agreement or (c) consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 8.3.

Section 8.4   Notices of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of (a) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Offer, the Merger or the other transactions contemplated by this Agreement, (b) any written notice or other communication from any Governmental Authority or securities exchange in connection with the Offer, the Merger or the other transactions contemplated by this Agreement, (c) any Proceeding or investigation, commenced or, to its Knowledge, threatened against, the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that would be reasonably likely to (i) prevent or materially delay the consummation of the Offer, the Merger or the other transactions contemplated hereby or (ii) result in the failure of any condition to the Offer set forth in Annex A or the Merger set forth in Section 9.1 to be satisfied, or (d) the occurrence of any event which would or would be reasonably likely to (i) prevent or materially delay the consummation of the Offer, the Merger or the other transactions contemplated hereby or (ii) result in the failure of any condition to the Offer set forth in Annex A or the Merger set forth in Section 9.1 to be satisfied; provided that the delivery of any notice pursuant to this Section 8.4 shall not (x) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party hereunder or (y) update any section of the Company Disclosure Letter.

Section 8.5   Access to Information.

(a)   From and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article X, upon reasonable advance notice and subject to applicable Law, each Party shall (and shall cause its Subsidiaries to) afford to any other Party, its Affiliates and its officers, agents, control persons, employees, consultants and professional advisers (including attorneys, accountants and financial advisors) ("Representatives") reasonable access during normal business hours, to all of its and its Subsidiaries' properties, books, Contracts, commitments, records, officers and employees and, during such period each Party shall (and shall cause its Subsidiaries to) furnish to the other Party all other information concerning it, its Subsidiaries and each of their respective businesses, properties and personnel as the requesting Party may reasonably request; provided that the Party receiving such request may restrict the foregoing access and the disclosure of information to the extent that, in the good faith judgment of such Party, (i) any Law applicable to such Party or its Subsidiaries requires such Party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) the information is subject to confidentiality obligations to a Third Party (provided that the Company shall use commercially reasonable efforts to obtain approval from such Third Party to disclose such information to the extent practicable), (iii) disclosure of any such information or document could result in the loss of attorney-client privilege or (iv) such access would unreasonably disrupt the operations of such Party or any of its Subsidiaries.

(b)   With respect to the information disclosed pursuant to Section 8.5(a), each of Parent and the Company shall comply with, and shall cause such Party's Representatives to comply with, all of its obligations under the Confidentiality Agreement, which agreement shall remain in full force and effect in accordance with its terms.

Section 8.6   Section 16 Matters. Prior to the Acceptance Time, Parent and the Company shall use reasonable best efforts to take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 8.7   Rule 14d-10 Matters. Prior to the Acceptance Time, the Company (acting through the Company Board or its compensation committee) shall take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of this Agreement by the Company or its Subsidiaries with current or future directors, officers or Employees of the Company or its Subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Section 8.8   Stock Exchange De-listing; Exchange Act Deregistration. Parent shall, with the reasonable cooperation of the Company, take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the

Company Stock from the NYSE and the deregistration of the Company Stock and other securities of the Company under the Exchange Act as promptly as practicable after the Effective Time.

Section 8.9 __Stockholder Litigation__. Each Party shall promptly notify the other Party in writing of any litigation related to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement that is brought against such Party, its Subsidiaries and/or any of their respective directors and shall keep the other Party informed on a reasonably current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, at its expense and subject to a customary joint defense agreement, in the defense or settlement of any such litigation, and the Company shall not settle any such litigation without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Without limiting in any way the Parties' obligations under Section 8.1, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any litigation contemplated by this Section 8.9.

Section 8.10 __Takeover Statutes__. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Offer, the Merger or any other transaction contemplated hereby and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Offer, the Merger and the other transactions contemplated hereby. Unless this Agreement is otherwise terminated pursuant to Article X, no Company Adverse Recommendation Change shall change, or be deemed to change, the approval of the Company Board for purposes of causing any Takeover Statute to be inapplicable to the Offer, the Merger or the other transactions contemplated hereby.

Section 8.11 __Financing__.

(a)

    (i) Subject to the terms and conditions of this Agreement, each of Parent and Purchaser shall use its reasonable best efforts to obtain the Transaction Financing on the terms and conditions (including the flex provisions and taking into account the Marketing Period) described in the Debt Commitment Letter and the Equity Commitment Letter at the Acceptance Time (taking into account the Marketing Period), and shall not, without the prior written consent of the Company, permit any amendment or modification to be made to, or any waiver of any provision under, the Debt Commitment Letter or the Equity Commitment Letter, in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Transaction Financing contemplated by the Debt Commitment Letter and the Equity Commitment Letter (or satisfaction of the conditions precedent to the Transaction Financing) on the Closing Date in any material respect or (y) extend or permit the extension of the Marketing Period or Minimum Notes Marketing Period (in each case as defined in the Debt Commitment Letter) (provided that, without the consent of the Company, Parent may amend the Debt Commitment

Letter (<u>A</u>) to favorably modify pricing terms or add additional lenders, arrangers, bookrunners and agents or (<u>B</u>) to implement or exercise any of the "market flex" provisions (including pricing terms) contained in the fee letter executed in connection with the Debt Commitment Letter). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement. For purposes of this <u>Section 8.11</u>, references to "Transaction Financing" shall include the Transaction Financing contemplated by the Debt Commitment Letter and the Equity Commitment Letter as permitted to be amended, modified or replaced by this <u>Section 8.11(a)</u> and references to "Debt Commitment Letter" and/or "Equity Commitment Letter" shall include such documents as permitted to be amended, modified or replaced by this <u>Section 8.11(a)</u>. Notwithstanding anything to the contrary contained in this Agreement, Parent and Purchaser shall have the right to substitute other debt or equity financing for all or any portion of the Transaction Financing contemplated by the Debt Commitment Letter and/ or the Equity Commitment Letter from the same and/or alternative Debt Financing Sources and/or Equity Financing Sources so long as such substitute financing would not materially and adversely impact the ability of Parent and Purchaser to consummate the transactions contemplated by this Agreement on a timely basis.

(ii)   Each of Parent and Purchaser shall use its reasonable best efforts (<u>A</u>) to maintain in effect the Debt Commitment Letter and the Equity Commitment Letter (except to the extent replaced in accordance with <u>Section 8.11(a)</u>, (<u>B</u>) to enter into definitive agreements with respect to the Debt Commitment Letter and the Equity Commitment Letter consistent in all material respects with the terms and conditions (including the flex provisions and taking into account the Marketing Period) contained in the Debt Commitment Letter and the Equity Commitment Letter (or on terms no less favorable (taken as a whole) to Parent and Purchaser than the terms and conditions (including flex provisions) in the Debt Commitment Letter and the Equity Commitment Letter), (<u>C</u>) to satisfy (or obtain the waiver of) on a timely basis all conditions precedent to funding in the Debt Commitment Letter and the Equity Commitment Letter and such definitive agreements thereto (taking into account the Marketing Period and other than any condition where the failure to be so satisfied is a direct result of the Company's failure to furnish information described in <u>Section 8.11(b)</u>) that are within Parent's control so as to consummate the Transaction Financing at or prior to the Acceptance Time and (<u>D</u>) to enforce its rights under the Debt Commitment Letter and the Equity Commitment Letter and such definitive agreements thereto. Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange the Transaction Financing and provide to the Company copies of the material definitive agreements for the Transaction Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice (<u>x</u>) of any material breach or default by any party to any of the Debt Commitment Letter or the Equity Commitment Letter or definitive agreements related to the Transaction Financing of which Parent becomes aware, (<u>y</u>) of the receipt of (<u>I</u>) any written notice or (<u>II</u>) other written communication, in each case from any Debt Financing Source or Equity Financing Source with respect to any actual or potential material breach, default, termination or repudiation by any party to any of the Debt Commitment Letter or the

Equity Commitment Letter or definitive agreements related to the Transaction Financing of any provisions of the Debt Commitment Letter or the Equity Commitment Letter or definitive agreements related to the Transaction Financing, and (z) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Transaction Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Debt Commitment Letter and the Equity Commitment Letter or definitive agreements related to the Transaction Financing. As soon as reasonably practicable after any notice by Parent to the Company of the type described in the immediately preceding sentence, but in any event within two Business Days of the date the Company delivers to Parent a written request, Parent shall use reasonable best efforts to provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided that Parent need not provide any information the disclosure of which could result in the loss of attorney-client privilege or that is requested for purposes of litigation. If all or any portion of the Transaction Financing becomes unavailable for any reason, and such portion is reasonably required to pay the aggregate Offer Consideration and Merger Consideration, repay the Retired Debt and pay all fees, expenses and other amounts contemplated to be paid by Parent, Purchaser and the Surviving Corporation pursuant to this Agreement, Parent, Purchaser and the Surviving Corporation shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative debt and/or equity Transaction Financing from alternative sources in an amount sufficient, when taken together with available cash of Parent and any then-available Transaction Financing pursuant to the Debt Commitment Letter and the Equity Commitment Letter, to consummate the Offer and the Merger, with such alternative Transaction Debt Financing or Transaction Equity Financing having terms and conditions not materially less favorable (taken as a whole) to Parent and Purchaser than the terms and conditions (taken as a whole) set forth in the Debt Commitment Letter and the Equity Commitment Letter, as promptly as reasonably practicable following the occurrence of such event. Parent shall deliver to the Company true and complete copies of all commitment letters and fee letters (as redacted in a customary manner to remove the fee amounts, pricing caps, the rates and amounts included in the "market flex" and certain other terms (none of which could reasonably be expected to adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Transaction Financing)) pursuant to which any such alternative source shall have committed to provide any portion of the Transaction Financing. Notwithstanding anything in this Section 8.11 or elsewhere in this Agreement to the contrary, in no event shall the "reasonable best efforts" of Parent and Purchaser be deemed or construed to require any such Person to, and no such Person shall be required to, pay any financing fees in the aggregate in excess of those contemplated by the Debt Commitment Letter and the Equity Commitment Letter, or agree to conditionality or economic terms of the financing that are (other than as specified in the preceding sentence) materially less favorable than those contemplated by the Debt Commitment Letter and the Equity Commitment Letter or any related fee letter (including any "flex" provision therein).

(b)   With respect to the Transaction Financing, prior to the Acceptance Time, the Company shall, and shall cause its Subsidiaries to, and use reasonable best efforts to cause its and the Company's Subsidiaries' respective Representatives to provide to Parent such cooperation in connection with the Transaction Financing as may be reasonably requested by Parent, including:

(i)   assisting in preparation for and participation, upon reasonable advance notice, in a reasonable number of meetings and calls (including customary one-on-one meetings with parties acting as lead arrangers, bookrunners or agents for, and prospective lenders of, the Transaction Financing), drafting sessions, rating agency presentations, road shows and due diligence sessions (including accounting due diligence sessions), in each case taking into account the affected personnel's other professional obligations, and assisting Parent in obtaining ratings in respect of Parent and public ratings in respect of any debt issued as part of the Transaction Financing from Standard & Poor's Financial Services LLC and Moody's Investors Service, Inc.;

(ii)   assisting Parent and its potential financing sources in the preparation of (A) customary offering documents, private placement memoranda, bank information memoranda, prospectuses and similar marketing documents for any of the Transaction Financing (including the provision of "backup" support), including the execution and delivery of customary representation or authorization letters in connection with bank information memoranda authorizing the distribution of information to prospective lenders and identifying any portion of such information that constitutes material, nonpublic information regarding the Company or the Company's Subsidiaries or their respective securities (in each case in accordance with customary syndication practices) and containing a representation that the public-side version does not include material non-public information about the Company and its Subsidiaries or their securities and (B) customary materials for rating agency presentations for the Transaction Financing;

(iii)   delivering to Parent the Required Financial Information;

(iv)   delivering to Parent and their potential financing sources as promptly as reasonably practicable (x) such information as may be reasonably necessary for the Required Financial Information to remain Compliant and (y) such other pertinent financial and other customary information (including assistance with preparing projections, financial estimates, forecasts and other forward-looking information) to the extent reasonably requested by Parent in connection with the preparation of the offering or information documents to be used for the Transaction Financing and identified in paragraphs 10 and 11 of Exhibit D to the Debt Commitment Letter, as applicable, and assisting Parent in preparing pro forma (A) balance sheets and related notes as of the most recently completed interim period, and (B) income statements and related notes for the most recently completed fiscal year, for the most recently completed interim period and for the most recently completed twelve month period for the end of such most recently completed interim period, in each case prepared after giving effect to the transactions described in the Debt Commitment Letter as if such transactions had

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occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statements of income) and any other pro forma financial information required by Regulation S-X in connection with the Transaction Financing; provided that none of the Company, any of the Company's Subsidiaries or any of their Representatives shall be responsible in any manner for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information;

(v)   using commercially reasonable efforts to cause its independent registered public accounting firm for the Transaction Financing, to cooperate with Parent in connection with the Transaction Financing, including, but solely for the Transaction Financing, by (x) assisting with the due diligence activities of Parent and the Financing Sources and (y) providing customary "comfort letters" (including customary "negative assurances") and to provide customary consents to the inclusion of audit reports in any relevant offering documents and marketing materials;

(vi)   using commercially reasonable efforts to ensure that the Transaction Financing benefits from the existing lending relationships of the Company and the Company's Subsidiaries;

(vii)   assisting to identify the steps for repayment on the Closing Date of the Credit Facility, Company Bonds and other Retired Debt of the Company or the Company's Subsidiaries other than indebtedness which may be mutually agreed and cooperating with any back-stop, "roll-over" or termination of any existing letters of credit thereunder (and the release and discharge of all related Liens and security interests), by providing to Parent at least three (3) Business Days prior to Closing customary pay-off letters (in substantially final form, taking into account any final interest calculations the lenders might need to conduct to finalize closer to the Closing);

(viii)   subject to customary SunGard provisions with respect to limited conditionality and certain funds set forth in the Debt Commitment Letter, deliver possessory collateral contemplated thereby on the Closing Date;

(ix)   at least three (3) Business Days prior to the expected Closing Date, provide all documentation and other information relating to the Company and the Company's Subsidiaries that the Financing Sources reasonably determine is required by applicable "know your customer" and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested by Parent at least ten (10) Business Days prior to the expected Closing Date; and

(x)   reasonable participation by senior financial officers of the Company and its Subsidiaries in the negotiation of the definitive documentation for the Transaction Financing.

(c)   The Company hereby consents to the use of all of its and the Company's Subsidiaries' logos in connection with the Transaction Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company's Subsidiaries or the reputation or goodwill of the Company or any of the Company's Subsidiary; and subject to the prior review by, and consent of, the Company (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding any other provision set forth herein or in any other agreement between Parent and the Company (or their respective Affiliates), the Company agrees that Parent and its Affiliates may share customary projections with respect to the Company and its business, which are approved for distribution by the Company, with their potential financing sources and other prospective lenders in connection with any marketing efforts in connection with the Transaction Financing; provided that the recipients of such information agree to customary confidentiality arrangements. Notwithstanding anything to the contrary in this Agreement, none of the Company, any of the Company's Subsidiaries or any of its or their respective directors or officers or other personnel shall be required by this Section 8.11 to take any action or provide any assistance that unreasonably interferes in any material respect with the ongoing operations of the Company and the Company's Subsidiaries, or would cause a breach or violation of any Law, Contract or permit, or to execute or deliver any certificate, document, instrument or agreement that is effective prior to the Closing Date or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing Date (other than any customary payoff letters required to be received in connection with the Transaction Financing).

(d)   The Company shall, not less than thirty (30) days nor more than sixty (60) days prior to the expected Closing Date and otherwise in accordance with the terms of the Company Bonds, execute and deliver to the trustee with respect to the Company Bonds the requisite redemption notices to redeem all of such Company Bonds at, and contingent upon consummation of, the Offer and the Merger. The Company shall prepare such redemption notices and other documents in a form reasonably satisfactory to Parent. "Company Bonds" shall mean, collectively, (i) the Company's 5.75% Senior Notes and (ii) the Company's 7.50% Senior Notes.

(e)   Notwithstanding anything in this Agreement to the contrary, none of the Company or the Company's Subsidiaries shall be required to (i) pay any commitment or other similar fee, including under any guarantee or pledge or any other document relating to or in connection with the Transaction Financing prior to the Closing Date, or (ii) enter into any binding agreement or commitment or any resolution or otherwise take any corporate or similar action in connection with the Transaction Financing that is not conditioned on the occurrence of the Acceptance Time.

(f)   Parent shall (i) indemnify and hold harmless the Company and the Company's Subsidiaries and its and their respective Representatives (collectively, the "Indemnitees") from and against any and all out-of-pocket costs and expenses (including attorneys' fees), judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations directly or indirectly suffered or incurred by the Indemnitees in connection with their cooperation and assistance obligations set forth in this Section 8.11, except and only to the extent such costs, expenses, judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations are finally determined in a judicial proceeding (and not subject to further appeal) to have resulted from the gross negligence, bad faith or willful misconduct of the Company, any of the Company's Subsidiaries or any of their respective Representatives, (ii) reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys' fees) incurred by the Company and the Company's Subsidiaries (and its and their respective Representatives) in connection with their cooperation and assistance obligations set forth in this Section 8.11, and (iii) to the extent the Closing does not occur, reimburse the Company for all fees and out-of-pocket expenses of the Company's independent registered accounting firm or its other Representatives incurred in connection with the Company's and its Subsidiaries cooperation and assistance obligations set forth in this Section 8.11.

ARTICLE IX

CONDITIONS TO THE MERGER

Section 9.1   Conditions to Obligations of Each Party. The obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the mutual consent of Parent and the Company):

(a)   Purchase of Shares of Company Stock. Purchaser shall have accepted for payment all of the shares of Company Stock validly tendered (and not validly withdrawn) in the Offer.

(b)   Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Offer or the Merger by any Governmental Authority that prohibits or makes illegal the consummation of the Offer or the Merger.

ARTICLE X

TERMINATION

Section 10.1   Termination. This Agreement may be terminated at any time prior to the Acceptance Time (except as otherwise stated below):

(a)   by mutual written consent of the Company and Parent;

(b)   by either the Company or Parent:

(i)   if the Acceptance Time shall not have occurred on or before May 26, 2018 (the "End Date"); provided that if on the End Date the conditions to the Offer set forth in clause (b) of Annex A shall not have been satisfied but all other conditions to the Offer set forth in Annex A shall have been satisfied or waived in accordance with Section 2.1(b) (or are capable of being satisfied in the case of conditions that by their nature are to be satisfied on the Closing Date), then the End Date shall be extended, if the Company notifies Parent, or Parent notifies the Company, in writing on or prior to the End Date, to August 26, 2018; provided, further, that the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to a Party if the failure of the Acceptance Time to occur before the End Date was primarily due to such Party's breach of any of its obligations under this Agreement; or

(ii)   if there shall have been issued an Order by a Governmental Authority of competent jurisdiction permanently prohibiting the consummation of the Offer or the Merger and such Order shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement under this Section 10.1(b)(ii) shall have used its reasonable best efforts to have such Order lifted;

(c)   by Parent:

(i)   if a Triggering Event shall have occurred or if the Company or any of its Representatives shall have Willfully Breached any of its obligations under Section 8.2; or

(ii)   if the Company shall have breached or failed to perform any of its (A) representations or warranties or (B) covenants or agreements set forth in this Agreement, in each case which breach or failure to perform (x) would give rise to the failure of a condition to the Offer set forth in clauses (d)(i) through (d)(v) of Annex A and (y) is incapable of being cured by the Company during the 30-day period after written notice from Parent of such breach or failure to perform, or, if capable of being cured during such 30-day period, shall not have been cured by the earlier of the end of such 30-day period and the End Date; provided that if such breach or failure to perform is capable of being cured by the Company and the Company ceases using reasonable best efforts to cure such breach or failure to perform following written notice from Parent, Parent shall have the right to terminate this Agreement pursuant to this Section 10.1(c)(ii); provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.1(c)(ii) if Parent or Purchaser is then in breach of any of its representations, warranties, covenants or agreements such that the Company has the right to terminate this Agreement pursuant to Section 10.1(d)(i);

(d)   by the Company:

(i)   if Parent or Purchaser shall have breached or failed to perform any of its (A) representations or warranties or (B) covenants or agreements set forth in this Agreement, in each case which breach or failure to perform (x) prevents or would reasonably be expected to prevent Parent or Purchaser from consummating the transactions contemplated hereby and (y) is incapable of being cured by Parent and Purchaser during the 30-day period after written notice from the Company of such breach or failure to perform, or, if capable of being cured during such 30-day period, shall not have been cured by the earlier of the end of such 30-day period and the End Date; provided that if such breach or failure to perform is capable of being cured by Parent and Purchaser and Parent or Purchaser cease using reasonable best efforts to cure such breach or failure to perform following written notice from the Company, the Company shall have the right to terminate this Agreement pursuant to this Section 10.1(d)(i); provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements such that Parent has the right to terminate this Agreement pursuant to Section 10.1(c)(ii);

(ii)   if (A) the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of, Section 8.2, (B) substantially concurrent with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement providing for a Superior Proposal and (C) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 10.3; or

(iii)   all of the conditions set forth in Article IX have been satisfied (except for any conditions that by their nature can only be satisfied on the Closing Date, which are capable of being satisfied) and Parent and Purchaser fail to consummate the Merger within three Business Days following the date the Closing should have occurred (as such date may be extended in accordance with this Agreement); or

(iv)   the conditions to the Offer set forth in Annex A have been satisfied or waived as of the expiration of the Offer (except for any conditions that by their nature can only be satisfied as of such time, which are capable of being satisfied) and Parent and Purchaser fail to consummate the Offer within three Business Days following the date the Offer should have been consummated in accordance with Section 2.3 (as such date may be extended in accordance with this Agreement).

Section 10.2   Effect of Termination. In the event of the termination of this Agreement by either Parent or the Company as provided in Section 10.1, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement in compliance with Section 10.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party (or any stockholder, director, officer, employee, agent, consultant or Representative of such Party), other than the Confidentiality Agreement and other than this Section 10.2, Section 10.3 and Article XI, which provisions shall survive such termination; provided, however, that, subject to the limitations set forth in Section 11.12, nothing in this Section 10.2 shall relieve any Party from liability for Willful Breach of this Agreement prior to such termination or the requirement to make the payments set forth in Section 10.3. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement.

Section 10.3   Termination Fees; Expenses.

(a)   In the event that this Agreement is terminated by Parent pursuant to Section 10.1(c)(i) or in the event that this Agreement is terminated by the Company pursuant to

Section 10.1(d)(ii), then, in each case, the Company shall pay to Parent, by wire transfer of immediately available funds, a fee in the amount of $65,000,000 (the "Company Termination Fee") at or prior to the termination of this Agreement in the case of a termination pursuant to Section 10.1(d)(ii) or as promptly as practicable (and, in any event, within two Business Days following such termination) in the case of a termination pursuant to Section 10.1(c)(i).

(b)   In the event that this Agreement is terminated by the Company or Parent pursuant to Section 10.1(b)(i), or in the event that this Agreement is terminated by Parent pursuant to Section 10.1(c)(ii), and in each case at any time after the date of this Agreement prior to such termination (i) a Company Acquisition Proposal has been made to the Company and publicly announced and has not been withdrawn prior to the termination of this Agreement and (ii) within twelve months after such termination, the Company (A) enters into an agreement with respect to a Company Acquisition Proposal and a Company Acquisition Proposal is subsequently consummated or (B) consummates a Company Acquisition Proposal, then, in any such event, the Company shall pay to Parent, by wire transfer of immediately available funds, the Company Termination Fee concurrently with the consummation of the transaction arising from a Company Acquisition Proposal; provided, however, that for purposes of the definition of "Company Acquisition Proposal" in this Section 10.3(b), references to "15%" shall be replaced by "50%".

(c)   The Parties acknowledge that (i) the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Company Termination Fee is not a penalty, but rather is a reasonable amount that will compensate Parent in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby and (iii) that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 10.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for any amount due pursuant to this Section 10.3, then the Company shall pay Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 10.3 from the date such payment was required to be made until the date of payment at the annual rate of five percent plus the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made (or such lesser rate as is the maximum permitted by applicable Law). All payments under this Section 10.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent. In no event shall a Company Termination Fee be payable more than once.

(d)   Other than in the case of Willful Breach by the Company, subject to Section 11.12, in the event that this Agreement is terminated under circumstances where the Company Termination Fee is payable pursuant to this Section 10.3, the payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent and Purchaser against the Company and its Subsidiaries and any of their respective former, current or future stockholders, directors, officers, Employees, Affiliates or Representatives (the "Company Related Parties") for all losses and damages suffered as a result of the failure of the transactions contemplated by this

Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

ARTICLE XI

Miscellaneous

Section 11.1   No Survival of Representations and Warranties. None of the representations, warranties covenants and agreements in this Agreement, or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement, shall survive the Effective Time or, except as provided in Section 10.2, the termination of this Agreement pursuant to Section 10.1, as the case may be. This Section 11.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 11.2   Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified or supplemented in any and all respects by written agreement of the Parties at any time prior to the Acceptance Time with respect to any of the terms contained herein; provided, however, that Section 8.11 (*Financing*); this Section 11.2 (*Amendment and Modification*); Section 11.8 (*Entire Agreement; No Third Party Beneficiaries*); Section 11.11 (*Governing Law*); Sections 11.12(a) and (c) (*Enforcement; Exclusive Jurisdiction*); Section 11.13 (*Waiver of Jury Trial*) and Section 11.14 (*Financing Sources*) (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any such Section) shall not be amended in a manner that is adverse to any Debt Financing Source without the prior written consent of each Debt Financing Source signatory to the Debt Commitment Letter or that is adverse to any Equity Financing Source signatory to the Equity Commitment Letter without the prior written consent of such Equity Financing Source.

Section 11.3   Extension; Waiver. At any time prior to the Effective Time, subject to applicable Law, Parent or Purchaser on the one hand, or the Company on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement of the other Parties or (c) waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. The Parties acknowledge and agree that Parent shall act on behalf of Purchaser and the Company may rely on any notice given by Parent on behalf of Purchaser with respect to the matters set forth in this Section 11.3.

Section 11.4   Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. Notwithstanding the foregoing, Parent shall pay any and all fees and expenses, other than the Company's attorneys' fees, incurred in connection with the filing by the Parties of the premerger notification and report forms relating to the Offer and the Merger under the HSR Act and the filing of any notice of other document under any applicable foreign Competition Law.

Section 11.5   Company Disclosure Letter References. All capitalized terms not defined in the Company Disclosure Letter shall have the meanings assigned to them in this Agreement. The Company Disclosure Letter shall, for all purposes in this Agreement, be arranged in numbered and lettered parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Agreement. Each item disclosed in the Company Disclosure Letter shall constitute an exception to or, as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes express reference and shall also be deemed to be disclosed or set forth for the purposes of every other part in the Company Disclosure Letter relating to the Company's representations and warranties (or covenants, as applicable) set forth in this Agreement to the extent a cross-reference within the Company Disclosure Letter is expressly made to such other part in the Company Disclosure Letter, as well as to the extent that the relevance of such item as an exception to or, as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent from the face of such disclosure. The listing of any matter on the Company Disclosure Letter shall not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Company Disclosure Letter relating to any possible breach or violation by the Company of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in the Company Disclosure Letter be deemed or interpreted to expand the scope of the Company's representations, warranties, covenants or agreements set forth in this Agreement.

Section 11.6   Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (with confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 11.6):

if to Parent or Purchaser, to:

Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309-3023
Attention: John S. Zieser
Email: john.zieser@meredith.com

with a copy (which shall not constitute notice) to:

Cooley LLP
1299 Pennsylvania Avenue, NW, Suite 700
Washington, DC 20004-2400
Attention: J. Kevin Mills
Email: kmills@cooley.com

if to the Company, to:

Time Inc.
225 Liberty Street
New York, New York 10281
Attention: Lauren Ezrol Klein
Email: lauren_klein@timeinc.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: William D. Regner
             Michael A. Diz
Email: wdregner@debevoise.com
             madiz@debevoise.com

Section 11.7   Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

Section 11.8   Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Company Disclosure Letter and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between Parent and the Company and among the Parties with respect to the subject matter hereof and thereof (provided that (x) any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by this Agreement and (y) all standstill or similar provisions set forth in the Confidentiality Agreement shall terminate and no longer be in effect upon execution and delivery hereof) and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties and their respective successors and permitted assigns, except for the rights of the Company to pursue, on behalf of the holders of Company Stock, damages (including damages incurred or suffered by the holders of Company Stock in the event such holders of Company Stock would not receive the benefit of the bargain negotiated by the Company on their behalf as set forth in this Agreement) in the event of Parent's or Purchaser's breach of this Agreement, and the rights of the holders of Company Stock to (i) following the Acceptance Time, receive the Offer Consideration in accordance with Article II and (ii) following the Effective Time, receive the Merger Consideration in accordance with Article III; provided that notwithstanding the foregoing, following the Effective Time, the provisions of Section 7.2 shall be enforceable by each Company Indemnified Party hereunder and his or her heirs and his or her representatives. The Financing Sources shall be a third party beneficiary of Section 8.11 (*Financing*); Section 11.2 (*Amendment and Modification*); this Section 11.8 (*Entire Agreement; No Third Party Beneficiaries*); Section 11.11 (*Governing Law*); Sections 11.12(a) and (c) (*Enforcement; Exclusive Jurisdiction*); Section 11.13 (*Waiver of Jury Trial*); and Section 11.14 (*Financing Sources*).

Section 11.9 <u>Severability</u>. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.10 <u>Assignment</u>. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void, provided, however, the Parent and the Purchaser may assign this agreement without the prior written consent of the other Parties to any of the Debt Financing Sources for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Transaction Debt Financing, provided, further, however, that no such assignment shall relieve Parent or Purchaser of their respective obligations under this Agreement. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 11.11 <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state. Notwithstanding anything herein to the contrary, each Party to this Agreement acknowledges and irrevocably agrees that any action or proceeding, whether in contract or tort, at law or in equity or otherwise, against any Financing Source arising out of, or relating to, the transactions contemplated by this Agreement (including the Transaction Financing) and the performance thereof shall be governed by the laws of the State of New York.

Section 11.12 <u>Enforcement; Exclusive Jurisdiction</u>.

(a) The rights and remedies of the Parties shall be cumulative with and not exclusive of any other remedy conferred hereby. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to the limitations in Section 10.3(d), the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including the obligations to consummate the Offer and the Merger, in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties' rights in this Section 11.12 are an integral part of the transactions contemplated hereby and each Party hereby waives any objections to any remedy referred to in this Section 11.12.

(b)   In addition, each of the Parties (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 11.6.

(c)   Notwithstanding anything herein to the contrary, each Party to this Agreement acknowledges and irrevocably agrees that any action or proceeding, whether in contract or tort, at law or in equity or otherwise, against any Financing Source arising out of, or relating to, the transactions contemplated by this Agreement (including the Transaction Financing) shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the Borough of Manhattan (and the appellate courts thereof) and each party to this Agreement submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court and agrees not to bring any such action or proceeding in any other court.

Section 11.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE TRANSACTION FINANCING OR THE

TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, INCLUDING ANY LEGAL PROCEEDINGS AGAINST ANY FINANCING SOURCE.

Section 11.14 <u>Financing Sources</u>. Subject to the rights of the parties to the Commitment Letters under the terms thereof, none of the Parties, nor or any of their respective Affiliates, solely in their respective capacities as Parties to this Agreement, shall have any rights against any Financing Source, solely in their respective capacities as lenders or arrangers or investors in connection with the Transaction Financing. For the avoidance of doubt, subject to the rights of Parent under the Commitment Letters under the terms thereof, none of the Financing Sources, nor or any of the respective Affiliates, directors, officers, employees, agents and Representatives, and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney or Representative of any such Financing Source shall have any liability for any obligations or liabilities of any Party hereto under this Agreement based on, in respect of, or by reason of (or in any way relating to), the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Commitment Letters, the transactions contemplated thereby or the performance thereof.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

TIME INC.

By: /s/ Richard Battista
     Name: Richard Battista
     Title: President and Chief Executive Officer

MEREDITH CORPORATION

By: /s/ Joseph Ceryanec
     Name: Joseph Ceryanec
     Title: Chief Financial Officer

GOTHAM MERGER SUB, INC.

By: /s/ Joseph Ceryanec
     Name: Joseph Ceryanec
     Title: President

ANNEX A

Conditions to the Offer

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Parent's and Purchaser's rights to extend, amend or terminate the Offer in accordance with the provisions of that certain Agreement and Plan of Merger (the "Agreement"), dated as of November 26, 2017, among Time Inc., a Delaware corporation (the "Company"), Meredith Corporation, an Iowa ("Parent"), and Gotham Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), (capitalized terms that are used but not otherwise defined in this Annex A shall have the respective meanings ascribed thereto in the Agreement) and applicable Law, and in addition to (and not in limitation of) the obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Agreement and applicable Law, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered shares of Company Stock promptly after termination or withdrawal of the Offer)), pay for any shares of Company Stock that are validly tendered (and not validly withdrawn) in the Offer prior to the expiration of the Offer in the event that, at the expiration of the Offer:

(a)   the Minimum Condition shall not have been satisfied;

(b)   any waiting period (and extension thereof) under the HSR Act relating to the transactions contemplated by the Agreement shall not have expired or been terminated;

(c)   a Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Offer or the Merger by any Governmental Authority that prohibits or makes illegal the consummation of the Offer or the Merger;

(d)   any of the following shall have occurred and continue to exist as of immediately prior to the expiration of the Offer:

    (i)   the representations and warranties of the Company set forth in Sections 4.5(a) and 4.5(b) shall not be true and correct (except for *de minimis* inaccuracies) at and as of the date of this Agreement and at and as of the Acceptance Time as if made at and as of the Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

    (ii)   the representations and warranties of the Company set forth in Section 4.10(a) shall not be true and correct at and as of the date of this Agreement;

    (iii)   the representations and warranties of the Company set forth in Sections 4.2 and 4.24 shall not be true and correct in all material respects at and as of the date of this Agreement and at and as of the Acceptance Time as if made at and as of the

Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iv) the representations and warranties of the Company contained in the Agreement (other than those set forth in <u>Sections 4.5(a)</u>, <u>4.5(b)</u>, <u>4.10(a)</u>, <u>4.2</u> and <u>4.24</u> shall not be true and correct in all respects (disregarding all materiality and "Company Material Adverse Effect" qualifiers contained therein), in each case at and as of the date of this Agreement and at and as of the Acceptance Time as if made at and as of the Acceptance Time (except representations and warranties that by their terms speak specifically as of another specified time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(v) the Company shall not have performed in all material respects its covenants and obligations under the Agreement required to be performed by it at or prior to the expiration of the Offer;

(vi) the Agreement shall have been terminated in accordance with its terms;

(e) Parent shall have not received a certificate signed by an executive officer of the Company certifying on behalf of the Company, and not in such officer's personal capacity, that none of the conditions set forth in clauses (d)(i), (d)(ii), (d)(iii), (d)(iv) or (d)(v) of this <u>Annex A</u> have occurred; or

(f) since the date of this Agreement, there has occurred any Company Material Adverse Effect.

Except as expressly set forth in the Agreement, the foregoing conditions may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion, in each case, subject to <u>Section 2.1(b)</u> of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Exhibit 10.1
EXECUTION VERSION

ROYAL BANK OF CANADA
200 Vesey Street
New York, New York 10281

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue
New York, New York 10010

BARCLAYS
745 Seventh Avenue
New York, New York 10019

CITIGROUP GLOBAL MARKETS INC.
390 Greenwich Street
New York, New York 10013

Highly Confidential

November 26, 2017

Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309
Attention: Joseph Ceryanec, Chief Financial Officer

Project Gotham
Commitment Letter

Ladies and Gentlemen:

You have advised Royal Bank of Canada ("*Royal Bank*"), RBC Capital Markets[*] ("*RBCCM*" and, together with Royal Bank, "*RBC*"), Credit Suisse AG (acting through such of its affiliates or branches as it deems appropriate "*CS*"), Credit Suisse Securities (USA) LLC ("*CS Securities*" and, together with CS "*Credit Suisse*"), Barclays Bank PLC ("*Barclays*") and Citi (as defined below, and together with RBC, Credit Suisse and Barclays, the "*Commitment Parties*", "*we*" or "*us*") that Meredith Corporation (the "*Company*" or "*you*"), intends to acquire (the "*Acquisition*"), directly or indirectly, all of the equity interests of an entity previously disclosed to us as "Tribeca", a Delaware corporation (together with its subsidiaries, the "*Target*") pursuant to the terms of that certain Agreement and Plan of Merger to be entered into by and among the Target, the Company and a newly-formed direct wholly-owned subsidiary of the Company to be determined ("*Merger Sub*") (together with all exhibits, schedules and disclosure letters thereto, collectively, the "*Merger Agreement*"). You have further advised us that, in connection with the foregoing, you intend to consummate the other Transactions described in the Transaction Description attached hereto as Exhibit A (the "*Transaction Description*"). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Exhibits hereto. For purposes hereof, references to "$" are to U.S. dollars. "*Citi*" shall mean Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to consummate the transactions contemplated hereby.

1. <u>Commitment</u>. Based upon the foregoing and subject only to the satisfaction or waiver of conditions set forth in Section 5 hereof (including as set forth on Exhibit D hereto), (i) each of Royal Bank, CS, Barclays and Citi (in such capacities, the "*Initial Bank Lenders*") hereby commits, on a several and not joint basis, to provide to the Company 35%, 35%, 18% and 12% respectively, of each of the Bank Facilities (as defined in Exhibit A) upon the terms set forth or referred to herein, in the Fee Letter among us and you dated as of the date hereof (the "*Fee Letter*"), in the Credit Facilities Summary of Terms and Conditions attached hereto as Exhibit B (and incorporated by reference herein) (the "*Bank Facilities Term Sheet*") and (ii) each of Royal Bank, CS, Barclays and Citi (in such capacities, the "*Initial Bridge Lenders*" and, together with the Initial Bank Lenders, the "*Initial Lenders*") hereby commits, on a several and not joint basis, to provide to the Company 35%, 35%, 18% and 12%, respectively, of the Bridge Facility (as defined in

[*] RBC Capital Markets is a brand name for the capital markets activities of Royal Bank of Canada and its affiliates.

Exhibit A) upon the terms and subject to the conditions set forth herein, in the Fee Letter and in the Senior Unsecured Bridge Facility Summary of Terms and Conditions attached hereto as Exhibit C (and incorporated by reference herein) (the "***Bridge Facility Term Sheet***" and, together with the Bank Facilities Term Sheet, the "***Term Sheets***").

2. Appointment of Roles. You hereby appoint: (a) RBCCM, CS Securities, Barclays and Citi (in each case, acting alone or through or with affiliates selected by them) to act as lead arranger and bookrunning manager (in such capacity, the "***Bank Facilities Lead Arranger***") for the Bank Facilities; (b) CS Securities, RBCCM, Barclays and Citi (in each case, acting alone or through or with affiliates selected by them) to act as lead arranger and bookrunning manager (in such capacity, the "***Bridge Facility Lead Arranger***" and, together with the Bank Facilities Lead Arrangers, the "***Lead Arranger***") for the Bridge Facility; (c) Royal Bank (acting alone or through or with affiliates selected by it) to act as sole administrative agent and collateral agent (in such capacities, the "***Bank Facilities Administrative Agent***") for the Bank Facilities and (d) CS (acting alone or through or with affiliates selected by it) to act as sole administrative agent (in such capacity, the "***Bridge Facility Administrative Agent***" and, together with the Bank Facilities Administrative Agent, the "***Administrative Agents***") for the Bridge Facility, and RBCCM, Royal Bank, CS, CS Securities, Barclays and Citi will, in each of such capacities, perform the duties and exercise the authority customarily performed and exercised by financial institutions in such roles.

It is understood and agreed that RBC will appear on the top left of the cover page of any marketing materials for each of the Bank Facilities, and will hold the roles and responsibilities conventionally understood to be associated with such name placement. It is further agreed that Credit Suisse will appear to the immediate right of RBC, Barclays will appear to the immediate right of Credit Suisse and Citi will appear to the immediate right of Barclays on the cover page of any marketing materials for each of the Bank Facilities. It is understood and agreed that Credit Suisse will appear on the top left of the cover page of any marketing materials for the Bridge Facility, and will hold the roles and responsibilities conventionally understood to be associated with such name placement. It is further agreed that RBC will appear to the immediate right of Credit Suisse, Barclays will appear to the immediate right of RBC and Citi will appear to the immediate right of Barclays on the cover page of any marketing materials for the Bridge Facility. It is further understood and agreed that no other agents, co-agents, arrangers, co-arrangers, bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no compensation (other than compensation expressly contemplated by this Commitment Letter, the Term Sheets or the Fee Letter) will be paid in connection with the Senior Credit Facilities unless you and we shall so agree.

3. Syndication. The Lead Arrangers reserve the right, prior to or after the execution of the definitive documentation for any of the Senior Credit Facilities (as further defined in the Term Sheets, the "***Loan Documents***"), to syndicate all or a portion of the Initial Lender's commitments hereunder to one or more financial institutions or other lenders, including without limitation, any relationship lenders designated by you (such financial institutions and other lenders, together with the Initial Lender, the "***Lenders***") with your consent (which shall not be unreasonably withheld or delayed). Notwithstanding our right to syndicate the Senior Credit Facilities and receive commitments with respect thereto, (i) no Initial Lender shall be relieved, released or novated from its obligations hereunder (including its obligation to fund the Senior Credit Facilities on the Closing Date (as defined below)) in connection with any syndication, assignment or participation of the Senior Credit Facilities, including its commitments in respect thereof, until after the initial funding under the Senior Credit Facilities on the Closing Date has occurred, (ii) no assignment or novation shall become effective (as between you and the Initial Lenders) with respect to all or any portion of any Initial Lender's commitments in respect of the Senior Credit Facilities until the initial funding of the Senior Credit Facilities by such Initial Lender and (iii) unless you otherwise agree in writing, each Initial Lender shall retain exclusive control over all rights and obligations with respect to its commitments in respect

of the Senior Credit Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the initial funding under the Senior Credit Facilities on the Closing Date has occurred. Notwithstanding the foregoing, the Lead Arrangers agree not to syndicate any of the Senior Credit Facilities to those persons that are (i) competitors of you and the Target identified by you to us in writing from time to time, (ii) those banks, financial institutions and other persons that are identified by you to us in writing on or prior to the date hereof and (iii) affiliates of the entities in the foregoing clauses (i) and (ii), to the extent such affiliates are either (x) clearly identifiable as such on the basis of such affiliates' name or (y) have been identified as such by you to us in writing (the entities in the foregoing clauses (i) through (iii), collectively, the "*Disqualified Institutions*"); *provided*, *further*, that in no event shall any supplement to the list of Disqualified Institutions apply retroactively to disqualify any parties that have previously acquired an assignment or participation interest hereunder or under the Senior Credit Facilities prior to the receipt of such supplement.

Without limiting your obligations to assist with syndication efforts as set forth herein during the Syndication Period (as defined below), it is understood that the Initial Lenders' commitments hereunder are not conditioned upon the syndication of, or receipt of commitments in respect of, the Senior Credit Facilities or your obligations with respect thereto and in no event shall the commencement or successful completion of syndication of the Senior Credit Facilities constitute a condition to the availability or the funding of the Senior Credit Facilities on the Closing Date. You understand that each of the Senior Credit Facilities will be separately syndicated, and until the earlier to occur of (A) a Successful Syndication (as defined in the Fee Letter) and (B) the date that is 60 days following the Closing Date (as defined below) (such period, the "*Syndication Period*") you agree to actively assist, and prior to the Closing Date use your commercially reasonable efforts to cause, and on and after the Closing Date, to cause the Target to actively assist, us in completing syndications that are reasonably satisfactory to the Lead Arrangers. Such assistance shall include (1) your using commercially reasonable efforts to ensure that the syndication efforts benefit from your existing banking relationships and to the extent practical, appropriate and not in contravention of the Merger Agreement as in effect on the date hereof, the existing banking relationships of the Target, (2) direct contact between your senior management and advisors, on the one hand, and the proposed Lenders, on the other hand (and your using commercially reasonable efforts, to the extent not in contravention of the Merger Agreement as in effect on the date hereof, to ensure such contact between the senior management of the Target, on the one hand, and the proposed Lenders, on the other hand), (3) your assistance (and your using commercially reasonable efforts, to the extent not in contravention of the Merger Agreement as in effect on the date hereof, to cause the Target to assist) in the prompt preparation of customary confidential information memoranda and other customary marketing materials to be used in connection with the syndications (such marketing materials and confidential information memoranda, collectively, with the Term Sheets and the information and the Projections referred to below, the "*Information Materials*"), (4) the hosting, with the Lead Arrangers, of one or more meetings of and conference calls with prospective Lenders at times and locations mutually agreed upon (and your using commercially reasonable efforts, to the extent not in contravention of the Merger Agreement as in effect on the date hereof, to cause the senior management of the Target to be available for such meetings and/or conference calls), (5) your using your commercially reasonable efforts to procure, prior to the commencement of the launch of general syndication of the Senior Credit Facilities and the commencement of the Minimum Notes Marketing Period (as defined in Exhibit D), a public corporate credit rating and a public corporate family rating, as the case may be, for the Company and public ratings for each of the Senior Credit Facilities (other than the Revolving Facility (as defined in Exhibit B)) and the Senior Notes (as defined in Exhibit A) from each of Standard & Poor's Ratings Services and Moody's Investors Service, Inc., in each case, giving effect to the Transactions and (6) your ensuring (and with respect to the Target and its subsidiaries, your using commercially reasonable efforts, to the extent not in contravention of the Merger Agreement as in effect on the date hereof, to ensure) that there are not any competing issues of debt securities or commercial bank or other credit facilities of you, the Company, the Target or your or its subsidiaries, offered, placed, announced or arranged (excluding the Senior Credit Facilities, the Senior Notes (as defined below), ordinary course capital leases, purchase money indebtedness and equipment financings or any indebtedness of the Target and its subsidiaries permitted to be incurred or outstanding pursuant to the Merger Agreement) if such debt securities or credit facilities would, in the reasonable judgment of the Lead Arrangers, materially impair the primary syndication of the Senior Credit Facilities. For the avoidance of doubt, you will not be required to provide any information to the extent that the provision thereof would waive or impair attorney-client privilege, or violate any law, rule or regulation, or any obligation of confidentiality binding on you, the Target or your respective affiliates (*provided* that in the event you do not provide information in reliance on the foregoing, you shall provide notice to the Lead Arrangers that such information is being withheld and, upon request of the Lead Arrangers, you shall use commercially reasonable efforts to (x) to the extent such waiver or consent would not result in a loss of privilege or violate any law, rule or regulation, receive a waiver or consent with respect to such information and (y) if such waiver or consent cannot be obtained, to the extent practicable, communicate the applicable information in a way that would not violate the applicable obligation or risk waiver of such privilege).

The Lead Arrangers will manage, in consultation with you, all aspects of the syndication of the Senior Credit Facilities, including, without limitation, selection of Lenders (with your consent, which shall not be unreasonably withheld or delayed), determination of when the Lead Arrangers will approach potential Lenders and the time of acceptance of the Lenders' commitments, any naming rights, the final allocations of the commitments among the Lenders (which are likely not to be *pro rata* across the Senior Credit Facilities among Lenders) and the amount and distribution of fees among the Lenders. To assist the Lead Arrangers in their respective syndication efforts, you agree (subject to the penultimate sentence of the preceding paragraph) promptly to prepare and provide to the Lead Arrangers (and to use commercially reasonable efforts, to the extent not in contravention of the Merger Agreement as in effect on the date hereof, to cause the Target to provide to the Lead Arrangers) all customary information with respect to you, the Target and your and its subsidiaries and the Transactions, including, without limitation, all financial information and the projections of and other forward-looking information with respect to you and the Target (the "***Projections***"), that the Lead Arrangers may reasonably request in connection with the structuring, arrangement and syndication of the Senior Credit Facilities.

You acknowledge that (a) the Lead Arrangers will make available on a confidential basis an information package and presentation to the proposed syndicate of Lenders by posting the information package and presentation on DebtDomain, SyndTrak, IntraLinks or another similar electronic system and (b) certain prospective Lenders may be "public side" Lenders (*i.e.*, Lenders that have personnel that do not wish to receive material non-public information (within the meaning of the United States federal and state securities laws) with respect to you, the Target, your or its subsidiaries, the respective securities of any of the foregoing or the Transactions and who may be engaged in investment and other market-related activities with respect to such entities' securities). You agree, at the request of the Lead Arrangers, to assist in the preparation of a version of the confidential information memoranda (and related marketing materials) and presentations to be used in connection with the syndication of the Senior Credit Facilities, consisting exclusively of information and documentation that is (i) publicly available, (ii) not material with respect to the Company, Merger Sub, the Target or your or the Target's respective subsidiaries, the Transactions or any securities of the Company, Merger Sub, the Target or your or the Target's respective subsidiaries for purposes of foreign, United States federal and state securities laws or (iii) of a type that would be publicly disclosed in connection with any issuance by the Company, you, the Target or your or their respective subsidiaries of any debt or equity securities issued pursuant to a public offering, Rule 144A offering or other private placement where assisted by a placement agent (all such information and documentation being "***Public Lender Information***"). Any information and documentation that is not Public Lender Information is referred to herein as "***Private Lender Information***". It is understood that in connection with your assistance described above, you shall provide (and shall use commercially reasonable efforts, to the extent not in contravention of the Merger Agreement as in effect on the date hereof, to cause the Target to provide) us with customary authorization letters for inclusion in any information package and presentation that authorize the distribution of such information to prospective Lenders, contain a representation by you (which representation shall be to the best of your knowledge with respect to information provided by the Target) to the Lead Arrangers that the Public Lender Information does not include information about the Company, the Target, their respective subsidiaries or their respective securities other than as described in clauses (i) through (iii) above and exculpating (A) the Commitment Parties and their respective affiliates with respect to any liability related to the use or misuse of the contents of such confidential information memoranda or any related marketing material by the recipients thereof and (B) you, the Target and your and its affiliates with respect to any liability related to the misuse of such confidential information memoranda or any related marketing material by the recipients thereof. You agree to identify that portion of the Information (as defined below) that may be distributed to the Public Lenders as "PUBLIC". By marking any Information "PUBLIC", you shall be deemed to have authorized the Lead Arrangers and the proposed Lenders to treat such information as not containing any information about the Company, the Target, their respective subsidiaries or their respective securities other than as described in clauses (i) through (iii) above. You acknowledge that the following documents contain solely Public Lender Information (unless you notify us promptly that any such document contains Private Lender Information): (1) drafts and final definitive documentation with respect to the Senior Credit Facilities; (2) administrative materials prepared by the Lead Arrangers for prospective Lenders (such as a lender meeting invitation, bank allocation, if any, and funding and closing memoranda); and (3) notification of changes in the terms of the Senior Credit Facilities. You will be solely responsible for the contents of the Information Materials and the Lead Arrangers shall be entitled to use and rely upon the information contained therein without responsibility for independent verification thereof.

4.   Fees. As consideration for our commitments hereunder and our undertakings to arrange, manage, structure and syndicate the Senior Credit Facilities, you agree to pay to us the fees and fulfill the other obligations set forth in the Term Sheets and in the Fee Letter. The terms of the Fee Letter are an integral part of the Initial Lenders' respective commitments hereunder and constitute a part of this Commitment Letter for all purposes hereof.

5.   Conditions. Our commitments and undertakings hereunder are subject solely to (a) since the date of the Merger Agreement, no Company Material Adverse Effect (as defined in the Merger Agreement) shall have occurred and (b) satisfaction of the conditions set forth, solely in the case of the Bank Facilities, under the heading "Conditions Precedent to Initial Borrowing" in Exhibit B hereto, solely in the case of the Bridge Facility, under the heading "Conditions Precedent to Borrowing" in Exhibit C hereto and, in each case, the conditions set forth in Exhibit D hereto; provided that there will be no conditions (implied or otherwise) under the definitive documentation for the Senior Credit Facilities to the funding of the Senior Credit Facilities on the Closing Date, including, without limitation, compliance with the terms of this Commitment Letter, the Fee Letter or the definitive documentation for the Senior Credit Facilities, other than those that are expressly stated under the heading "Conditions Precedent to Initial Borrowing" in Exhibit B hereto, under the heading "Conditions Precedent to Borrowing" in Exhibit C hereto and those conditions set forth in Exhibit D hereto, respectively. The conditions set forth in the foregoing clauses (a) and (b) being referred to in this Commitment Letter as the "*Specified Conditions*".

Notwithstanding anything in this Commitment Letter, the Term Sheets, the Fee Letter, the Loan Documents or any other letter agreement or other undertaking between us and you concerning the financing of the Transactions to the contrary, (i) the only representations and warranties, the making of which shall be a condition to availability of the Senior Credit Facilities on the Closing Date, shall be (A) such of the representations made by or with respect to the Target in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that you have the right (taking into account any applicable cure provisions) to terminate your (or any of your affiliates has the right to terminate its) obligations under the Merger Agreement, or to decline to consummate the Acquisition (in each case, in accordance with the terms thereof), as a result of a breach of such representations and warranties in the Merger Agreement (such representations, the "*Specified Merger Agreement Representations*") and (B) the Specified Representations (as defined below) made by the Company and the Guarantors in the Loan Documents, and (ii) the terms of the Loan Documents and the Closing Deliverables shall be in a form such that they do not impair availability of the Senior Credit Facilities on the Closing Date if the Specified Conditions are satisfied or waived (it being understood that, to the extent any Collateral (including the creation or perfection of any security interest) referred to in the Term Sheets cannot be provided on the Closing Date (other than the grant and perfection of security interests (x) in assets with respect to which a lien may be perfected by the filing of a financing statement under the Uniform Commercial Code ("*UCC*") or (y) in equity interests with respect to which a lien may be perfected by the delivery of a stock (or equivalent) certificate and related executed, undated transfer power (limited, in the case of subsidiaries of the Target, after your use of commercially reasonable efforts to obtain such certificates, to those certificates and related, executed, undated transfer powers that have been provided by the Target on or prior to the Closing Date)) after your use of commercially reasonable efforts to do so, then the delivery of such Collateral shall not constitute a condition precedent to the availability and initial funding of the Senior Credit Facilities on the Closing Date but shall be required to be delivered and/or perfected after the Closing Date pursuant to arrangements and timing to be mutually agreed between the Bank Facilities Administrative Agent (as defined in Exhibit B) and the Company. For purposes hereof, "*Specified Representations*" means the representations and warranties of the Borrower and the Guarantors to be set forth in the definitive documentation for the Senior Credit Facilities relating to corporate existence and good standing, absence of conflicts with organizational documents (in each case, as they relate to the execution, delivery and performance of the Loan Documents), organizational power and authority, due authorization, execution, delivery and enforceability of the Loan Documents (in each case, as they relate to the execution, delivery and performance of the Loan Documents by the Loan Parties), solvency of the Company and its subsidiaries on a consolidated basis after giving effect to the Transactions (to be determined in a manner consistent with the solvency certificate to be delivered in the form set forth in Annex I attached to Exhibit C), Federal Reserve margin regulations, Investment Company Act, PATRIOT Act (as defined below); use of proceeds not violating the U.S. Treasury's Office of Foreign Assets Control ("*OFAC*") regulations and the U.S. Foreign Corrupt Practices Act (the "*FCPA*"); and the creation, validity and perfection of security interests in the Collateral (subject to the parenthetical in clause (ii) above). Notwithstanding anything in this Commitment Letter, the Term Sheets, the Fee Letter, the Loan Documents or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, the only conditions to availability of the Senior Credit Facilities on the Closing Date are the Specified Conditions (it being understood that there are no conditions (implied or otherwise) to the commitments hereunder (including compliance with the terms of the Commitment Letter, the Fee Letter and the Loan Documents) other than the Specified Conditions that are expressly stated to be conditions to the initial funding under the Senior Credit Facilities on the Closing Date (and upon satisfaction or waiver of such conditions, the initial funding under the Senior Credit Facilities shall occur)). This paragraph, and the provisions herein, shall be referred to as the "*Certain Funds Provision*".

6.   Information. You hereby represent and warrant that (and with respect to the Target, to the best of your knowledge that) (a) all written information (other than the Projections and information of a general economic or industry nature) (the "*Information*") that has been or will be made available to the Commitment Parties by or on behalf of you or any of your subsidiaries or any of your or their representatives or affiliates is or will be, when furnished, correct in all material respects and does not or will not, as the case may be, taken as a whole, contain any untrue statement of fact or omit to state any fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which

such statements are made (after giving effect to all supplements and updates thereto) and (b) the Projections that have been made or will be made available to the Commitment Parties by or on behalf of you or any of your representatives or affiliates and that have or will be made available to us or any Lender in connection with the Transactions have been or will be, as the case may be, prepared in good faith based upon assumptions believed by you to be reasonable at the time so made available (it being recognized by us that such Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized, are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ from the projected results, and such differences may be material). You agree to supplement the Information and the Projections from time to time until the later of (i) the Closing Date and (ii) the completion of the Syndication Period, so that the representation and warranties in the preceding sentence each remains correct; *provided* that any such supplementation shall cure any breach of such representations. In arranging the Senior Credit Facilities, including the syndications of the Senior Credit Facilities, we will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

7.   Expenses. You agree to pay or reimburse each Commitment Party, upon written demand and presentation of a written summary statement (with reasonably supporting detail if you shall so request) for all reasonable and documented out-of-pocket costs and expenses (including, without limitation, expenses of such Commitment Party's due diligence investigation, syndication expenses, travel expenses and reasonable fees, disbursements and other charges of counsel identified in the Term Sheets, Shearman & Sterling LLP, as counsel to Credit Suisse prior to the date hereof but not in excess of $100,000, and one additional local counsel in each relevant jurisdiction) incurred by such Commitment Party or its affiliates (whether incurred before or after the date hereof) in connection with the Senior Credit Facilities and the preparation, negotiation, execution and delivery of this Commitment Letter, the Term Sheets and Fee Letter, the Loan Documents and any security arrangements in connection therewith and the administration, amendment, modification or waiver or enforcement thereof. You further agree to pay all reasonable and documented out-of-pocket costs and expenses of each Commitment Party and its affiliates (including, without limitation, reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

8.   Indemnification. You agree to indemnify and hold harmless each Commitment Party and its affiliates and each Commitment Party's and its affiliates' respective officers, directors, employees, advisors, agents, other representatives and controlling persons (each Commitment Party and each such other person being an "***Indemnified Person***"), from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with any claim, litigation, investigation or proceeding (any of the foregoing, a "***Proceeding***") relating to this Commitment Letter, the Term Sheets, the Fee Letter, the Transactions and the other transactions contemplated hereby, the Senior Credit Facilities or the use of proceeds thereof, regardless of whether any such Indemnified Person is a party thereto or whether a Proceeding is brought by a third party or by you or the Target or any of your or the Target's affiliates, creditors or shareholders or any other person, and to reimburse each such Indemnified Person upon demand for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing by one counsel to the Indemnified Persons taken as a whole and, if necessary, one firm of local counsel in each appropriate jurisdiction to the Indemnified Persons taken as a whole, and, in the case of an actual or perceived conflict of interest, one additional counsel to the affected Indemnified Persons taken as a whole; *provided* that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent they have been determined in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (i) (a) the gross negligence, bad faith or willful misconduct of such Indemnified Person or its Related Persons (as defined below) or (b) a material breach of obligations of

such Indemnified Persons under this Commitment Letter or the Fee Letter or (ii) any Proceeding that does not involve an act or omission of you or the Target or any of your or its affiliates and that is brought by an Indemnified Person against another Indemnified Person (other than any claim, litigation, arbitration, investigation or other proceeding brought by or against any Indemnified Person in its role as an agent or an arranger in respect of any Senior Credit Facility); *provided*, *further*, that such Indemnified Person shall promptly repay you all expense reimbursements previously made pursuant to this paragraph to the extent that such Indemnified Person is finally determined not to be entitled to indemnification hereunder as contemplated by the preceding proviso of this paragraph. Notwithstanding any other provision of this Commitment Letter, and without limitation of your indemnification obligations set forth herein, no party hereto shall be liable for (x) any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent such damages have been determined in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct or gross negligence of such person or (y) any special, indirect, consequential or punitive damages in connection with the Senior Credit Facilities, the Transaction, this Commitment Letter, the Term Sheets, the Fee Letter or any other transaction contemplated hereby or thereby. For purposes hereof, a "***Related Person***" of an Indemnified Person means (A) any controlling person or controlled affiliate of such person, (B) the respective directors, officers or employees of such person or any of its controlling persons or controlled affiliates and (C) the respective agents of such person or any of its controlling persons or controlled affiliates, in the case of this clause (C), acting on behalf of or at the express instructions of such person, controlling person or controlled affiliate.

You shall not be liable for any settlement of any Proceedings effected without your consent (which consent shall not be unreasonably conditioned, withheld or delayed), but if settled with your written consent or if there is a final judgment in any such Proceedings, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with the preceding paragraph. You shall not, without the prior written consent of an Indemnified Person (which consent shall not be unreasonably conditioned, withheld or delayed), effect any settlement or consent to the entry of any judgment of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (1) includes an unconditional release of such Indemnified Person in form and substance satisfactory to such Indemnified Person from all liability or claims that are the subject matter of such Proceedings, (2) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person and (3) contains customary confidentiality and non-disparagement provisions.

In the event that an Indemnified Person is requested or required to appear as a witness in any action brought by or on behalf of or against you or any of your subsidiaries or affiliates in which such Indemnified Person is not named as a defendant, you agree to reimburse such Indemnified Person for all reasonable expenses incurred by it in connection with such Indemnified Person's appearing and preparing to appear as such a witness, including, without limitation, the reasonable fees and expenses of its legal counsel.

9.   Confidentiality; Absence of Fiduciary Duty; Etc.. You agree that you will not disclose, directly or indirectly, the Fee Letter and the contents thereof or this Commitment Letter and the Term Sheets and the contents hereof and thereof, or the activities of the Commitment Parties pursuant hereto or thereto, to any person without prior written approval of the Commitment Parties, except that you may disclose (a) the Commitment Letter, the Term Sheets, the Fee Letter and the contents hereof and thereof (i) to your officers, directors, agents, employees, attorneys, accountants, advisors and other representatives and controlling persons, in each case to the extent directly involved in the consideration of this matter on a confidential and need-to-know basis, (ii) as required by applicable law, regulation or compulsory legal process and (iii) in

any legal, judicial or administrative proceeding or other compulsory process or otherwise required by applicable law or regulations (in which case you agree to provide prompt written notice thereof, such notice to be provided in advance to the extent permitted by applicable law), (b) this Commitment Letter, the Term Sheets and the contents hereof and thereof and the Fee Letter and the contents thereof on a redacted basis, with such redaction to be reasonably acceptable to the Lead Arrangers, to the Target and its officers, directors, employees, attorneys, accountants, advisors, other representatives and controlling persons in each case in connection with the Transactions and on a confidential and need-to-know basis, (c) the existence and contents of the Term Sheets to potential Lenders in connection with the Transactions and (d) to the extent required by applicable law, the existence and contents of this Commitment Letter and the Term Sheets in any public filing or prospectus in connection with the Acquisition or the financing thereof (it being acknowledged that the fees in the Fee Letter may be included generically in projections and *pro forma* information and in a generic disclosure of aggregate sources and uses contained in such syndication and other marketing materials or in any prospectus or offering memorandum related to the Senior Notes (or any securities issues in lieu thereof)). You agree that you will permit the applicable Commitment Party to review and approve any reference to such Commitment Party or any of its affiliates in connection with the Senior Credit Facilities or the Transactions contained in any press release or similar public disclosure prior to public release. Your obligations under this paragraph with regard to this Commitment Letter (but not the Fee Letters) shall terminate on the earlier of (x) the second anniversary of the date hereof or (y) two years following the termination of this Commitment Letter in accordance with its terms.

We shall use all confidential information received by us in connection with the Acquisition and the other transactions contemplated by this Commitment Letter solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information; *provided*, *however*, that nothing herein shall prevent us from disclosing any such information (i) subject to your approval of the information to be disclosed, to rating agencies, (ii) to any Lenders or participants, prospective Lenders or participants or any direct or indirect contractual counterparties (or prospective counterparties) to any swap or derivative transaction relating to the Company and its obligations under the Senior Credit Facilities, (iii) in any legal, judicial, administrative proceeding or other compulsory process or otherwise as required by applicable law or regulations (in which case we agree to promptly notify you to the extent permitted by law, and to use reasonable efforts to provide such notice in advance), (iv) upon the request or demand of any regulatory (including self-regulatory) authority having or purporting to have jurisdiction over us or our affiliates (in which case we agree to, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory or self-regulatory authority exercising examination or regulatory authority, promptly notify you to the extent lawfully permitted to do so, and to use reasonable efforts to provide such notice in advance), (v) to our affiliates and our and our affiliates' officers, directors, agents, employees, attorneys, accountants and advisors (collectively, "***Representatives***") who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (*provided* that any such Representative is advised of its obligation to retain such information as confidential, and we shall be responsible for our Representatives' compliance with this paragraph) solely in connection with the Acquisition and the other transactions contemplated by this Commitment Letter, (vi) to the extent any such information becomes publicly available other than by reason of disclosure by us, our affiliates or Representatives in breach of this Commitment Letter, or to the extent any such information is developed independently by us (vii) to the extent not known or ought to have been known by us to consist of material non-public information and (viii) for purposes of establishing a "due diligence" defense or in connection with the exercise of any rights or remedies; *provided* that the disclosure of any such information to any Lenders or prospective Lenders, participants or prospective participants or derivative counterparties or prospective derivative counterparties referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender, participant or prospective participant or derivative counterparty or prospective derivative counterparty that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and us, including, without limitation, as agreed in any confidential information memorandum or other marketing materials) in accordance with our standard syndication processes or customary market standards for dissemination of such type of information. Our obligations under this paragraph shall automatically expire upon the earlier of execution and delivery of the Loan Documents and the second anniversary of the date hereof.

You acknowledge that each Commitment Party and its affiliates may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. The Commitment Parties and their respective affiliates will not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or any of their other relationships with you in connection with the performance by them and their affiliates of services for other companies, and except as expressly permitted hereby, the Commitment Parties and their respective affiliates will not furnish any such information to such other companies. By the same token, we will not make available to you confidential information that we have obtained or may obtain from any other customer. You also acknowledge that no Commitment Party, nor any of its affiliates, have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, the Target or your or its subsidiaries, confidential information obtained by such Commitment Party and its affiliates from other companies.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates' understanding, that: (A) each of the Senior Credit Facilities and any related arranging or other services described in this Commitment Letter is an arm's-length commercial transaction between you and your affiliates, on the one hand, and the Commitment Parties, on the other hand, (B) the Commitment Parties have not provided any investment, legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and you have consulted your own investment, legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate and neither you, nor any of your affiliates, have received, or have relied upon, the advice of the Commitment Parties or any of their respective affiliates or advisors regarding investment, legal, regulatory, accounting or tax matters, (C) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby, (D) in connection with the financing transactions contemplated hereby and the process leading to such transactions, each of the Commitment Parties has been, is, and will be acting solely as a principal and has not been, is not, and will not be acting as an advisor, agent or fiduciary for you or the Target or any of your or the Target's affiliates, stockholders, creditors or employees or any other party, (E) the Commitment Parties have not assumed and will not assume an advisory, agency or fiduciary responsibility in your or your affiliates' favor with respect to any of the financing transactions contemplated hereby or the process leading thereto, and the Commitment Parties have no obligation to you or your affiliates with respect to the financing transactions contemplated hereby except those obligations expressly set forth in this Commitment Letter and (F) the Commitment Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and the Commitment Parties have no obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law, you hereby waive and release any claims that you may have against the Commitment Parties with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any financing transaction contemplated by this Commitment Letter.

You acknowledge and agree that each Commitment Party is a full service securities firm that is engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of business, each Commitment Party may provide investment banking, commercial banking and other financial services to, and/or acquire, hold or sell, for its own account, or the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of you, the Target and other companies with which you, the Sponsor or the Target may have commercial or other relationships. With respect to any securities and/or financial instruments so held by the Commitment Parties, their affiliates or any of their respective customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights in its sole discretion.

10. Termination. Our commitments and undertakings hereunder shall terminate in their entirety automatically without further notice or action by us on the first to occur of (a) May 26, 2018 (or, if the End Date (as defined in the Merger Agreement) is extended in accordance with Section 10.1(b)(i) of the Merger Agreement, August 26, 2018), if the Closing Date shall not have occurred by such date, (b)(i) with respect to our commitments and undertakings hereunder in respect of the Bank Facilities, consummation of the Acquisition without the funding of the Bank Facilities and (ii) with respect to our commitments and undertakings hereunder in respect of the Bridge Facility, consummation of the Acquisition without the funding of the Bridge Facility, (c) the date of execution and delivery of the Loan Documents by the Borrower and the Lenders and (d) the termination of the Merger Agreement by you in accordance with its terms prior to the Closing Date.

The Fee Letter and the compensation, reimbursement, indemnification, syndication, jurisdiction, absence of fiduciary relationship, governing law, waiver of jury trial and confidentiality provisions contained herein shall remain in full force and effect regardless of whether the Loan Documents shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any Lender's commitments hereunder; *provided* that your obligations under this Commitment Letter (other than your obligations with respect to (a) assistance to be provided in connection with the syndication of the Senior Credit Facilities and (b) confidentiality) shall automatically terminate and be superseded by any corresponding provisions of the Loan Documents covering the same subject matter upon the execution and delivery thereof, and you shall automatically be released from all liability hereunder in connection therewith at such time.

11. Assignment; etc. This Commitment Letter and the commitments and undertakings hereunder shall not be assignable by any party hereto without the prior written consent of each other party hereto, and any attempted assignment shall be void and of no effect; *provided, however*, that nothing contained in this paragraph shall prohibit us (in our sole discretion), subject to the terms of this Commitment Letter, including Section 3 hereof, from granting participations in, or selling assignments of all or a portion of, the commitments or the advances under the Senior Credit Facilities. This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Persons, except that, subject to the limitations in Section 3, the Commitment Parties may perform the duties and activities described hereunder through any of their respective affiliates or branches and the provisions of the third preceding paragraph shall apply with equal force and effect to any of such affiliates or branches so performing any such duties or activities.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, including the good faith negotiation of the Loan Documents by the parties hereto in a manner consistent with this Commitment Letter, it being understood and agreed that the commitments provided hereunder by the Commitment Parties and the funding of the Senior Credit Facilities on the Closing Date are subject only to the Specified Conditions.

12. **Governing Law; Waiver of Jury Trial; etc. This Commitment Letter, the Term Sheets and the Fee Letter shall be governed by and construed in accordance with the laws of the State of New York, and together constitute the entire agreement between the parties relating to the subject matter**

hereof and thereof and supersede any previous agreement, written or oral, between the parties with respect to the subject matter hereof and thereof. Each of the parties hereto waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of this Commitment Letter, the Term Sheets, the Fee Letter each element of the Transactions or the performance by us or any of our affiliates of the services contemplated hereby. In addition, with respect to any action or proceeding arising out of or relating to this Commitment Letter, the Term Sheets, the Fee Letter, the Transactions or the performance of any of the parties hereunder, the parties hereto hereby irrevocably: (a) submit to the exclusive jurisdiction of any New York State or Federal court sitting in the Borough of Manhattan, New York, New York; (b) agree that all claims with respect to such action or proceeding may be heard and determined in such New York State or Federal court; (c) waive the defense of any inconvenient forum to such New York State or Federal court; (d) agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in another jurisdiction by suit on the judgment or in any other manner provided by law; and (e) consent to service of process by mailing or delivering a copy of such process to such party at its address set forth on the first page of this Commitment Letter and agree that such service shall be effective when sent or delivered. Nothing in this Commitment Letter shall affect any right that any Commitment Party or any of its affiliates may otherwise have to bring any action or proceeding relating to this Commitment Letter and the Transactions against you or your properties in the courts of any jurisdiction.

Notwithstanding the foregoing, interpretation of the provisions of the Merger Agreement (including with respect to satisfaction of the conditions contained therein, whether the Acquisition has been consummated as contemplated by the Merger Agreement, any alleged Company Material Adverse Effect and any determination of whether a Company Material Adverse Effect has occurred (or could reasonably be expected to occur) and whether the representations and warranties made by Target in the Merger Agreement (including any Specified Merger Agreement Representations) are accurate and whether as a result of any inaccuracy thereof you (or your applicable affiliate) have the right to terminate your (or its) obligations under the Merger Agreement or decline to consummate the Acquisition, in each case, in accordance with the terms thereof) and all issues and questions concerning the construction, validity, interpretation and enforceability of the Merger Agreement and the exhibits and schedules thereto shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the principles of conflicts of law that would result in the application of the law of any other state.

13.   Amendments; Counterparts; etc. No amendment or waiver of any provision hereof, the Term Sheets or the Fee Letter shall be effective unless in writing and signed by the parties hereto and then only in the specific instance and for the specific purpose for which given. This Commitment Letter may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission (or in "pdf" or similar format by electronic mail) shall be effective as delivery of a manually executed counterpart of this Commitment Letter.

14.   PATRIOT Act Notification. We hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (as the same may be amended and in effect from time to time, the "**PATRIOT Act**"), each Commitment Party is required to obtain, verify and record information that identifies the Company and the Guarantors, which information includes the name, address, tax identification number and other information regarding the Company and the Guarantors that will allow the Commitment Parties to identify the Company and the Guarantors in accordance with the

PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each Commitment Party and each Lender. You hereby acknowledge and agree that the Commitment Parties shall be permitted to share any or all such information with the Lenders.

15. Public Announcements; Notices. We may, subject to your prior written consent (not to be unreasonably withheld, delayed or conditioned), at our expense, publicly announce as we may choose the capacities in which we or our affiliates have acted hereunder. Any notice given pursuant to this Commitment Letter shall be mailed or hand delivered in writing to each person at the applicable address set forth on page one hereof.

If the foregoing proposal is acceptable to you, please so confirm by signing and returning to us executed counterparts of this Commitment Letter and the Fee Letter. Unless we receive your executed counterparts hereof and thereof by 11:59 p.m., New York City time, on the date that is ten days from the date hereof, our offer hereunder will automatically expire at such time without further action or notice.

[*Signature Pages Follow*]

We are pleased to have this opportunity and we look forward to working with you on this transaction.

Very truly yours,

ROYAL BANK OF CANADA

By: /s/ James S. Wolfe
           Name: James S. Wolfe
           Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By: /s/ Jeb Slowik
        Name: Jeb Slowik
        Title: Managing Director

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

By: /s/ Judith Smith
        Name: Judith Smith
        Title: Authorized Signatory

By: /s/ Joan Park
        Name: Joan Park
        Title: Authorized Signatory

BARCLAYS BANK PLC

By: /s/ Robert Chen
      Name: Robert Chen
      Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By: /s/ Caesar Wyszomirski_____
        Name: Caesar Wyszomirski
        Title: Director

Accepted and agreed to as of
the date first written above:

MEREDITH CORPORATION

By: /s/ Joesph Ceryanec
      Name: Joseph Ceryanec
      Title: Chief Financial Officer

<u>Project Gotham</u>
<u>Transaction Description</u>

Capitalized terms used but not defined in this <u>Exhibit A</u> shall have the meanings set forth in the Commitment Letter to which this <u>Exhibit A</u> is attached or the other Exhibits to the Commitment Letter.

Pursuant to the Merger Agreement, the Company intends to acquire all of the equity interests of the Target. In connection with the foregoing, it is intended that:

(a)   The Company and Merger Sub will enter into that certain Agreement and Plan of Merger, dated as of the date hereof, with the Target (together with the exhibits and disclosure schedules thereto, the "*Merger Agreement*"), whereby Merger Sub will merge with and into the Target, with the separate existence of Merger Sub ceasing and the Target continuing as the surviving corporation in the merger as a direct wholly-owned subsidiary of the Company (the "*Merger*"). At the effective time of the Merger, each share of common stock of the Target will be converted into the right to receive cash.

(b)   Certain investors reasonably acceptable to the Lead Arrangers (it being understood that Koch Equity Development LLC ("*Koch*") is an acceptable investor) (collectively, the "*Investors*") will directly or indirectly make cash equity contributions to the Company, the gross proceeds of which will be further contributed, directly or indirectly to Merger Sub (such contributions to be a newly issued series of preferred stock in a form reasonably satisfactory to the Lead Arrangers, it being understood that the terms set forth in the Equity Commitment Letter, between Koch and the Company, dated as of the date hereof are reasonably satisfactory) in an aggregate amount of $650 million (the foregoing cash equity contributions in Holdings and Merger Sub, the "*Equity Contribution*").

(c)   The Company will obtain senior secured credit facilities in an aggregate principal amount of $2,150 million (as such aggregate principal amount may be reduced, if applicable, only as expressly set forth in paragraph 2 of Exhibit D) comprising (i) a senior secured first lien revolving credit facility in an aggregate principal amount of $350 million (the "*Revolving Facility*") and (ii) a senior secured first lien term loan B facility in an aggregate principal amount of $1,800 million (the "*Term Loan B Facility*"; the Term Loan B Facility, together with the Revolving Facility, the "*Bank Facilities*").

(d)   In addition to the Equity Contribution described in <u>clause (b)</u> above and the Bank Facilities described in <u>clause (c)</u> above, the Borrower will either (i) issue and sell senior unsecured notes providing for gross proceeds of up to $1,400 million (the "*Senior Notes*") pursuant to a registered public offering or Rule-144A and/or Regulation S under the Securities Act (as defined in <u>Exhibit C</u>) or other private placement or (ii) if and to the extent that all or any portion of such Senior Notes providing such amount of gross proceeds have not been issued and sold on or prior to the Closing Date, obtain up to $1,400 million (*less* the amount of gross proceeds from any Senior Notes issued on or prior to the Closing Date) under a senior unsecured bridge facility (the "*Bridge Facility*" and, together with the Bank Facilities, the "*Senior Credit Facilities*").

(e)   All the existing indebtedness for borrowed money of the Company and the Target (excluding certain limited indebtedness that the Lead Arrangers reasonably agree may remain outstanding after the Closing Date, including without limitation existing capital leases and letters of credit) will be refinanced or repaid in full (or substantially simultaneously with the initial borrowing under the Senior Credit Facilities shall be refinanced or repaid in full), all commitments in respect thereof terminated, and all security and guaranties in respect thereof discharged and released (the "***Refinancing***").

(f)   The proceeds of the Senior Credit Facilities, the Equity Contribution and, if applicable, the proceeds of any Senior Notes (or other securities issued in lieu thereof) on the Closing Date will be applied (i) to pay the consideration in connection with the Acquisition, (ii) to pay the fees and expenses incurred in connection with the Transactions (such fees and expenses, the "***Transaction Costs***") and (iii) to pay for the Refinancing.

The transactions described above (including the payment of Transaction Costs) are collectively referred to herein as the "***Transactions***"; the date of initial funding under the Senior Credit Facilities and the consummation of the other Transactions is referred to herein as the "***Closing Date***".


Project Gotham
Bank Facilities
Summary of Terms and Conditions


Capitalized terms used but not defined in this <u>Exhibit B</u> shall have the meanings set forth in the Commitment Letter to which this <u>Exhibit B</u> is attached or the other Exhibits to the Commitment Letter.

<u>Borrower</u>:	The Company (the "***Borrower***").
<u>Lead Arrangers and Bookrunners</u>:	RBCCM, CS Securities, Barclays and Citi (in such capacity, the "***Lead Arrangers***").
<u>Bank Facilities Administrative Agent and Collateral Agent</u>:	Royal Bank will act as the sole administrative agent and sole collateral agent (in such capacities, the "***Bank Facilities Administrative Agent***") for the Lenders (as defined below).
<u>Other Agents</u>:	The Borrower may designate additional financial institutions reasonably acceptable to the Lead Arrangers (such consent not to be unreasonably conditioned, withheld or delayed) to act as syndication agent, documentation agent or co-documentation agent.
<u>Transactions</u>:	As described in <u>Exhibit A</u> to the Commitment Letter.
<u>Lenders</u>:	Royal Bank, CS, Barclays and Citi (or one or more of their respective affiliates) and a syndicate of financial institutions and other lenders (the "***Lenders***") arranged by the Lead Arrangers and reasonably acceptable to you (other than Disqualified Institutions).
<u>Term Loan B Facility</u>:	A senior secured first lien term loan facility in an aggregate principal amount of $1,800 million (the "***Term Loan B Facility***").
	Loans under the Term Loan B Facility (the "***Term B Loans***") will be available in U.S. dollars.
<u>Revolving Facility</u>:	A senior secured first lien revolving credit facility in an aggregate principal amount of $350 million (the "***Revolving Facility***"). Lenders with commitments under the Revolving Facility are collectively referred to herein as the "***Revolving Lenders***". The commitments in respect of the Revolving Facility are referred to herein as "***Revolving Commitments***" and the loans thereunder are referred to herein as "***Revolving Loans***".
	Revolving Loans will be available in U.S. dollars.

Swingline Facility: The Bank Facilities Administrative Agent or another Revolving Lender approved by the Bank Facilities Administrative Agent and the Borrower (in such capacity, the "***Swingline Lender***") will make available to the Borrower a swingline facility under which the Borrower may make short-term borrowings (such borrowings, "***Swingline Loans***") in U.S. dollars (in minimum amounts to be agreed upon and integral multiples to be agreed upon) in an aggregate principal amount of up to an amount to be agreed. Except for purposes of calculating the commitment fee described below, any such borrowing of Swingline Loans will reduce availability under the Revolving Facility on a dollar-for-dollar basis. The Revolving Lenders will be unconditionally obligated to purchase participations in any Swingline Loans *pro rata* based upon their commitments under the Revolving Facility. To the extent that any Revolving Lender is in default of its obligations in respect of the Revolving Facility and such Lender's swingline exposure is not reallocated to the applicable non-defaulting Revolving Lenders in accordance with customary reallocation provisions, the Swingline Lender may require the Borrower to prepay Loans in such amount that eliminates such exposure and will have no obligation to make new Swingline Loans to the extent such Swingline Loans would exceed the unused commitments of non-defaulting Revolving Lenders.

Letters of Credit: Up to an aggregate principal amount to be agreed of the Revolving Facility will be available to the Borrower in the form of letters of credit. Letters of credit will be issued by the Bank Facilities Administrative Agent and each other Lead Arranger (or their respective affiliates) (and other Revolving Lenders approved by the Bank Facilities Administrative Agent and the Borrower that consent to be an issuer of letters of credit) (in such capacity, the "***Issuing Bank***") on a pro rata basis; *provided* that, (i) in no event shall Royal Bank, Credit Suisse or Barclays (or any of their respective affiliates) be required to issue trade or commercial letters of credit and (ii) no Issuing Bank shall be obligated to issue any letters of credit in an aggregate amount exceeding such Issuing Bank's unused commitments under the Revolving Facility.   Each letter of credit will be denominated in U.S. dollars and will expire not later than the earlier of (a) twelve months after its date of issuance and (b) the fifth business day prior to the final maturity of the Revolving Facility; *provided*, *however*, that any letter of credit may provide for renewal thereof for additional periods of up to twelve months on customary terms (which in no event shall extend beyond the date referred to in clause (b) above). Drawings under any letter of credit shall be reimbursed (whether with its own funds or with the proceeds of Revolving Loans, if otherwise available) by the Borrower within one business day. The Revolving Lenders will be irrevocably and unconditionally obligated to acquire participations in each letter of credit, *pro rata* in accordance with their commitments under the Revolving Facility, and to fund such participations in the event the Borrower does not reimburse the Issuing Bank for drawings within one business day. To the extent that any Revolving Lender is in default of its obligations in respect of the Revolving Facility and such Revolving Lender's letter of credit exposure is not reallocated to the applicable non-defaulting Lenders in accordance with customary reallocation provisions, the Issuing Bank may require the Borrower to cash collateralize the *pro rata* participation of such Revolving Lender in respect of each applicable outstanding letter of credit.

<u>Incremental Facilities</u>:	The definitive credit documentation in respect of the Bank Facilities shall provide for one or more incremental first lien revolving facilities (the "***Incremental Revolving Facilities***") and/or incremental first lien term loan B facilities (the "***Incremental Term B Facilities***"; together with the Incremental Revolving Facilities, collectively, the "***Incremental Facilities***") in an aggregate principal amount not to exceed the greater of (a) $700 million (this clause (a), the "***Fixed-Dollar Incremental Prong***") and (b) and amount such that, after giving effect to the incurrence of such Incremental Facility pursuant to this <u>clause (b)</u> (and after giving effect to any acquisition consummated concurrently therewith and any other acquisition, disposition, debt incurrence, debt retirement and other appropriate pro forma adjustment events, including any debt incurrence or retirement subsequent to the end of the applicable test period and on or prior to the date of such incurrence, all to be further defined in the Bank Facilities Documents (as defined below)), the Company would be in compliance, on a pro forma basis, with a Senior Secured Net Leverage Ratio (to be defined in a manner consistent with the Documentation Principles, but in any event to include a cap on the amount of unrestricted cash that may be netted in any computation thereof of $250.0 million, and in any event without netting the proceeds of the relevant Incremental Facility, and in the case of any Incremental Revolving Facility, assuming a full draw of such Incremental Revolving Facility and excluding amounts posted as security under that certain deed of guarantee, dated as of October 19, 2015, among Time Inc., Time Inc. (UK) Ltd. and IPC Media Pension Trustee Limited, or any successor or replacement agreement or amendment thereto, and any letters of credit issued or acquired in connection therewith (collectively, the "***UK Pension Security Obligations***")) (recomputed as of the last day of the most recently ended fiscal quarter of the Company for which financial statements have been delivered) equal to or less than 2.00:1.00.

The Incremental Facilities shall not initially be effective but may be activated at any time and from time to time during the life of the applicable Bank Facility at the request of the Borrower with consent required only from those Lenders (including new lenders that are reasonably acceptable to the Bank Facilities Administrative Agent and the Borrower) that agree, in their sole discretion, to participate in such Incremental Facility, and the following shall be conditions to the effectiveness of any Incremental Facility: (i) subject to customary "SunGard" or "funds certain" conditions in the case of any Incremental Facility the proceeds of which will be used to fund an acquisition or other similar investment permitted under the Bank Facilities Documents (as defined below), no payment or bankruptcy default or event of default shall have occurred and be continuing or would result therefrom, (ii) subject to customary "SunGard" or "funds certain" conditions in the case of any Incremental Facility the proceeds of which will be used to fund an acquisition or other similar investment permitted under the Bank Facilities Documents, all representations and warranties shall be true and correct in all material respects immediately prior to, and after giving effect to, the incurrence of such Incremental Facility (*provided* that any representation and warranty that is qualified as to "materiality", "material adverse effect" or similar language shall be true and correct in all respects (after giving effect to any such qualification therein)), (iii) the maturity date of any such Incremental Term B Facility shall be no earlier than the maturity date for the Term Loan B Facility, (iv) the weighted average life to maturity of any Incremental Term B Facility shall be no shorter than the weighted average life to maturity of the Term Loan B Facility, (v) the interest margins for any Incremental Term B Facility shall be determined by the Borrower and the lenders of such Incremental Facility; *provided* that in the event that the all-in-yield for any Incremental Term B Facility incurred prior to the date that is eighteen (18) months after the Closing Date (the "***MFN Sunset***") is greater than the all-in-yield for the Term Loan B Facility by more than 50 basis points (the "***Yield Differential***"), then the Applicable Margin (as defined below) for the Term Loan B Facility shall be increased to the extent necessary so that the all-in-yield for such Incremental Facility is not more than 50 basis points higher than the all-in-yield for the Term Loan B Facility and (vi) any Incremental Revolving Facility shall be on terms and pursuant to documentation applicable to the Incremental Revolving Facility and any Incremental Term Loan B Facility shall be on terms and pursuant to documentation to be determined; *provided* that, to the extent such terms and documentation relating to any Incremental Term B Facility are not consistent with the Term Loan B Facility (except to the extent permitted by clauses (iii), (iv) or (v) above), they shall be reasonably satisfactory to the Bank Facilities Administrative Agent.

For purposes of determining the interest margins applicable to the Incremental Term B Facilities and the Yield Differential for the Incremental Term B Facilities, (A) original issue discount ("***OID***") or upfront fees (which shall be deemed to constitute like amounts of OID) payable by the Borrower for the account of the Lenders with respect to the Term Loan B Facility or such Incremental Term B Facility in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year life to maturity), (B) customary arrangement or similar fees payable to the Lead Arrangers (or their respective affiliates) in connection with the Term Loan B Facility or to one or more arrangers (or their affiliates) of such Incremental Term B Facility shall be excluded and (C) if the Adjusted LIBOR or ABR floor for such Incremental Term B Facility is greater than the Adjusted LIBOR or ABR floor, respectively, for the Term Loan B Facility, the difference between such floor for such Incremental Term B Facility and the Term Loan B Facility shall be equated to an increase in the Applicable Margin to the extent an increase in the interest rate floor in the Term Loan B Facility would cause an increase in the interest rate then in effect thereunder, and in such case the interest rate floor (but not the interest rate margin) applicable to the Term Loan B Facility shall be increased by such increased amount.

An amount not to exceed the then available capacity with respect to the incurrence of Incremental Facilities may, subject to compliance with the requirements set forth in clauses (i) through (iv) of the Incremental Facilities provision above (except that (A) customary bridge facilities shall be permitted notwithstanding clauses (iii) and (iv) and (B) any such indebtedness in the form of term loans that is secured on a *pari passu* basis with the Bank Facilities shall be subject to the requirements of clause (v) of the Incremental Facilities provision above), be used by the Borrower for the incurrence of "incremental equivalent" indebtedness consisting of the issuance of senior secured (on a *pari passu* basis with the Bank Facilities), junior lien, unsecured or subordinated notes or junior lien, unsecured or subordinated loans (including, in each case, "mezzanine" debt and bridge loans), in each case to be subject to intercreditor arrangements evidenced by a customary intercreditor agreement to be agreed, a form of which will be attached to the Bank Facilities Documents as an exhibit (an "***Agreed Intercreditor***"); *provided* that the Borrower shall be in *pro forma* compliance with the Financial Covenant after giving effect to the incurrence thereof; *provided*, *further*, that any such incremental equivalent indebtedness shall be deemed to be secured on a first lien basis, whether or not so secured.

Refinancing Facilities:	The Bank Facilities Documents will permit the Borrower to refinance the Term Loan B Facilities or commitments under the Revolving Facility from time to time, in whole or part, with one or more new term loan facilities (each, a "***Refinancing Term Facility***") or new revolving credit facilities (each, a "***Refinancing Revolving Facility***"; the Refinancing Term Facilities and the Refinancing Revolving Facilities are collectively referred to as "***Refinancing Facilities***"), respectively, under the Bank Facilities Documents with the consent of the Borrower, the Bank Facilities Administrative Agent (not to be unreasonably withheld, delayed or conditioned) and the institutions providing such Refinancing Term Facility or Refinancing Revolving Facility or with one or more additional series of senior unsecured notes or loans or senior secured notes that will be secured by the Collateral on a *pari passu* basis with the Bank Facilities or junior lien secured notes or loans, which will be subject to an Agreed Intercreditor (any such notes or loans, "***Refinancing Notes***"); *provided* that (a) any Refinancing Term Facility does not mature prior to the maturity date of, or have a weighted average life to maturity, earlier than the final maturity, or the weighted average life, of the Term B Loans being refinanced and any Refinancing Notes mature no earlier than the final maturity of the class of loans being refinanced, (b) any Refinancing Notes are not subject to any amortization prior to final maturity and are not subject to mandatory redemption or prepayment (except customary asset sale and change of control provisions), (c) any Refinancing Revolving Facility does not mature prior to the maturity date of the revolving commitments being refinanced, (d) the other terms and conditions of any Refinancing Term Facility or Refinancing Revolving Facility (excluding pricing and optional prepayment terms) are substantially identical to, or (taken as a whole) less favorable to the investors providing such Refinancing Term Facility or Refinancing Revolving Facility, as applicable, than, those applicable to the Term B Loans or revolving commitments being refinanced (each as determined by the Borrower in good faith) (except for covenants or other provisions applicable only to periods after the latest final maturity date of the Term Loan B Facility and Revolving Facility) and (e) the proceeds of such Refinancing Facilities shall be applied, substantially concurrently with the incurrence thereof, to the pro rata prepayment of outstanding loans (and, in the case of the Revolving Facility, pro rata commitment reductions) under the applicable class of loans being so refinanced.
Purpose:	The proceeds of loans under the Term Loan B Facility, together with the Equity Contribution and the proceeds of borrowings under the Revolving Facility on the Closing Date, will be used, in part, to finance the Acquisition and the Refinancing and to pay the Transaction Costs. The proceeds of loans under the Revolving Facility will be used for working capital and other general corporate purposes, including financing of permitted acquisitions. Letters of credit will be used by the Borrower for general corporate purposes of the Borrower and its restricted subsidiaries.
Availability:	The full amount of the Term Loan B Facility must be drawn in a single drawing concurrently with the consummation of the Acquisition and the Refinancing. Amounts repaid or prepaid under the Term Loan B Facility may not be reborrowed.

Loans under the Revolving Facility will be available (i) on the Closing Date in an amount up to $75 million plus such additional amounts required to fund any additional upfront fees or OID payable due to any imposition of the "Bank Facilities Market Flex" provisions under the Fee Letter and (ii) after the Closing Date and at any time prior to the final maturity of the Revolving Facility, in each case, in minimum principal amounts to be agreed upon. Amounts prepaid under the Revolving Facility may be reborrowed. Letters of credit may be issued at any time on and after the Closing Date and at any time prior to the date set forth in clause (b) of the first paragraph of the section of this Exhibit B entitled "Letters of Credit".

Interest Rates and Fees: As set forth on Annex I hereto.

Maturity and
Amortization: The Term Loan B Facility will mature on the seventh anniversary of the Closing Date and, commencing on the last day of the first full fiscal quarter ended after the Closing Date, will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Term Loan B Facility during each year of the Term Loan B Facility, with a final balloon payment equal to the balance of the original principal amount of the Term Loan B Facility payable at maturity.

The Revolving Facility will mature, and all Revolving Commitments will terminate, on the fifth anniversary of the Closing Date.

The Bank Facilities Documents shall provide the right for individual Lenders under each class of Bank Facility to agree to extend the maturity date of all or a portion of the loans and/or commitments of such class (which may include, among other things, an increase in the interest rate payable with respect thereto, with such extension not subject to any financial test or "most favored nation" pricing provision) upon the request of the Borrower and without the consent of any other Lender; it being understood that each Lender under the applicable class or classes that are being extended shall have the opportunity to participate in such extension on the same terms and conditions as each other Lender in such class or classes; *provided*, that it is understood that no existing Lender will have any obligation to commit to any such extension.

Guarantees:	Subject to terms and conditions consistent with the Documentation Principles, all obligations of the Borrower under the Bank Facilities and of the Borrower and its restricted subsidiaries under any interest rate protection or other hedging arrangements entered into with the Bank Facilities Administrative Agent, a Lender or any affiliate of the Bank Facilities Administrative Agent or any such Lender (collectively, the "***Hedging Arrangements***") and certain cash management arrangements entered into with the Bank Facilities Administrative Agent or a Lender or any affiliate of the Bank Facilities Administrative Agent or any such Lender (collectively, the "***Cash Management Arrangements***" and, together with the Hedging Arrangements, the "***Secured Agreements***"), will be unconditionally guaranteed by the Borrower and each existing and each subsequently acquired or organized direct or indirect wholly-owned domestic restricted subsidiary of the Borrower (the "***Subsidiary Guarantors***"), subject to customary exceptions for (a) unrestricted subsidiaries, (b) immaterial subsidiaries (to be defined in a manner to be agreed as to individual and aggregate revenues or assets excluded), (c) any subsidiary that is prohibited by applicable law, rule or regulation or by any contractual obligation (with respect to any such contractual obligations, only to the extent existing on the Closing Date or the date the applicable person becomes a direct or indirect subsidiary of the Borrower and not created or entered into in contemplation of the Transactions or the acquisition thereof) from guaranteeing the Bank Facilities or which would require governmental (including regulatory) consent, approval, license or authorization to provide a guarantee (unless such consent, approval, license or authorization has been received), including the guarantee of swap obligations by any of the Borrower or their subsidiaries that are not an "Eligible Contract Participant" as defined in the Commodity Exchange Act (7 U.S.C. § 1 *et seq.*) and related rulings by the Commodity Futures Trading Commission (after giving effect to customary "keepwell" arrangements), (d) any subsidiary with respect to which the guarantee therefrom would reasonably be expected to result in material adverse tax consequences to the Borrower and its subsidiaries (as determined by the Borrower in good faith), (e) any direct or indirect U.S. subsidiary of a direct or indirect non-U.S. subsidiary of the Borrower that is a "controlled foreign corporation" within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended (the "***IRS Code***") (any such non-U.S. subsidiary, a "***CFC***") and any direct or indirect U.S. subsidiary of the Borrower that has no material assets other than equity of one or more direct or indirect non-U.S. subsidiaries that are CFCs (any such entity, a "***FSHCO***"), (f) certain special purpose entities and not-for-profit subsidiaries, if any, and (g) captive insurance companies, if any; *provided* that, notwithstanding the foregoing, any person that provides a guarantee in respect of the Bridge Facility and/or the Senior Notes (or any securities issued in lieu thereof) shall also guarantee the obligations under the First Lien Facilities and the Secured Agreements.
	The foregoing guarantees are referred to herein as the "***Bank Guarantees***"). The Borrower and the Guarantors are herein referred to as the "***Loan Parties***" and, individually, as a "***Loan Party***".
Security:	Subject to the limitations in, and in any event on terms and conditions consistent with, the Documentation Principles, obligations of the Loan Parties in respect of the Bank Facilities, the Bank Guarantees, the Secured Agreements will be secured by the following property of the Loan Parties, wherever located, now owned or hereafter acquired (collectively, the "***Collateral***"):

(a)   valid and perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of the Loan Parties (including, subject to the following paragraph, accounts receivables, deposit accounts, inventory, equipment, investment property, intellectual property, other general intangibles and material fee-owned real property);

(b)   a valid and perfected first-priority pledge in the equity interests of and each present and future, direct or indirect wholly-owned restricted subsidiary of the Borrower (which pledge, in the case of capital stock of any non-U.S. organized subsidiary or FSHCO, shall be limited to 65% of the voting capital stock and 100% of the non-voting capital stock of such non-U.S. organized subsidiary or FSHCO), subject in each case to any applicable prohibitions and limitations provided by law or regulation; and

(c)   all proceeds and products of the property and assets described in clauses (a) and (b) above.

Notwithstanding anything to the contrary, the Collateral shall exclude the following: (i) motor vehicles and other assets subject to certificates of title; (ii) pledges and security interests (including in respect of interests in partnerships, joint ventures and other non□wholly□owned entities) to the extent prohibited by law or prohibited by agreements containing anti□assignment clauses not overridden by the UCC or other applicable law; (iii) any leased real property and any owned real property with a fair market value of less than an amount to be mutually agreed (with any required mortgages on properties with a value greater than such amount being permitted to be delivered post□closing); (iv) intent□to□use trademark or service mark applications; (v) equity interests in any person other than wholly□owned subsidiaries; (vi) any lease, license or other agreement or any property subject to a purchase money security interest, capital lease obligation or similar arrangements, in each case, to the extent permitted under the Bank Facilities Documents to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement, purchase money, capital lease or a similar arrangement or create a right of termination in favor of any other unaffiliated third party thereto after giving effect to the applicable anti□assignment provisions of the UCC or other applicable law, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under applicable law notwithstanding such prohibition; and (vii) those assets as to which the Bank Facilities Administrative Agent and the Borrower agree that the costs of obtaining such a security interest or perfection thereof are excessive in relation to the value to the Lenders of the security to be afforded thereby.

In addition, (a) control agreements shall not be required with respect to any deposit accounts, securities accounts or commodities accounts, (b) no perfection actions (beyond the filing of a financing statement under the Uniform Commercial Code) shall be required with respect to (A) commercial tort claims not exceeding an amount to be agreed, (B) motor vehicles and other assets subject to certificates of title and (C) letter of credit rights, except to the extent constituting a supporting obligation for other Collateral as to which perfection is accomplished by the filing of a UCC financing statement or equivalent (it being understood that no actions shall be required to perfect a security interest in letter of credit rights, other than the filing of a UCC financing statement or equivalent), (c) promissory notes to the extent evidencing debt for borrowed money in a principal amount (individually) of less than an amount to be agreed shall not be required to be delivered, (d) share certificates of immaterial subsidiaries and non-subsidiaries shall not be required to be delivered and (e) no actions in any non-U.S. jurisdiction or required by the laws of any non-U.S. jurisdiction shall be required to be taken to create any security interests in assets located or titled outside of the U.S. or to perfect or make enforceable any security interests in any such assets (it being understood that there shall be no security agreements or pledge agreements governed under the laws of any non U.S. jurisdiction.

<table>
<tr><td>Bank Facilities Documents:</td><td>The definitive documentation for the Bank Facilities, including all the above-described pledges, security interests and mortgages (collectively, the "**Bank Facilities Documents**"), shall be negotiated in good faith as promptly as reasonably practicable and shall be consistent with and substantially similar to the precedent documentation identified in the Fee Letter, giving effect to the Certain Funds Provision and shall contain the terms and conditions set forth in the Commitment Letter and Bank Facilities Term Sheet and shall contain only those payments, conditions to borrowing, mandatory prepayments, representations, warranties, covenants and events of default expressly set forth in this Bank Facilities Term Sheet applicable to the Company and its restricted subsidiaries and reflect the operational and strategic requirements of the Company and its subsidiaries in light of their size, geographic locations, industry, business, business practices, operations, financial accounting, disclosures set forth in the Merger Agreement (collectively, the "**Documentation Principles**"). Standards, qualifications, thresholds, exceptions, "baskets" and grace and cure periods shall be consistent with the foregoing principles. The Bank Facilities Documents will include customary European Union "bail-in" provisions.</td></tr>
<tr><td>Mandatory Prepayments:</td><td>Loans under the Term Loan B Facility and any Incremental Term B Facility shall be ratably prepaid with:</td></tr>
</table>

(a)   50% (with step-downs to 25% and 0% based on a Total Net Leverage Ratio of 2.50:1.00 and 2.00:1.00 (to be defined in a manner consistent with the Documentation Principles, but in any event to include a cap on the amount of unrestricted cash that may be netted in any computation thereof of $250 million, and excluding any UK Pension Security Obligations)) of the Borrower's annual excess cash flow (to be defined in a manner consistent with the Documentation Principles) commencing with the first full fiscal year of the Borrower ending after the Closing Date; *provided* that voluntary prepayments of Term B Loans and Revolving Loans (in the case of Revolving Loans, solely to the extent accompanied by corresponding permanent reduction in Revolving Commitments) shall, in each case, reduce excess cash flow payments on a dollar-for-dollar basis (except to the extent made with the proceeds of long-term indebtedness and limited, in the case of any buyback of such loans or commitments below the par value thereof, to the amount of each actually paid by or on behalf of the Borrower in respect of such repurchase);

(b)   100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the Borrower and its restricted subsidiaries (including, without limitation, insurance and condemnation proceeds), subject to exceptions to be agreed upon (it being understood that such exceptions shall include the dispositions listed on Section 6.2 of the Company Disclosure Letter (as defined in the Merger Agreement) (the "***Merger Agreement Dispositions***") that may occur after the Closing Date) and customary reinvestment rights if reinvested within twelve months of such sale or disposition (or committed to be reinvested within such twelve month period and reinvested within six months thereafter); provided that the net cash proceeds from the sale, disposition, transfer or separation of property or assets representing a percentage of the Borrower's consolidated EBITDA in excess of an amount to be agreed in the aggregate, whether in a single transaction or multiple transactions, will be subject to mandatory prepayment without reinvestment rights; and

(c)   100% of the net cash proceeds of issuances of debt obligations of the Borrower and its restricted subsidiaries after the Closing Date (other than permitted debt (other than Refinancing Debt in respect of the Bank Facilities)).

Notwithstanding the foregoing, if the Borrower and its restricted subsidiaries determine in good faith that it would result in material adverse tax consequences, if all or a portion of the funds required to make a mandatory prepayment from asset sales or excess cash flow involving a foreign subsidiary or assets located outside of the United States were up-streamed or transferred from such foreign subsidiary as a distribution or dividend (a "***Restricted Amount***"), the amount the Borrower will be required to mandatorily prepay shall be reduced by the Restricted Amount until such time as the Borrower determines that the Borrower and its restricted subsidiaries may upstream or transfer such Restricted Amount without incurring such material adverse tax consequences; *provided* that the Borrower and its restricted subsidiaries will use commercially reasonable efforts to cause the Restricted Amount to be up-streamed or transferred without incurring such material tax liability within one year of the applicable prepayment event. Prepayment from non-U.S. subsidiaries' excess cash flow or from proceeds of their asset sales will not be required to the extent such prepayments (including the repatriation of cash in connection therewith) would be restricted by applicable law, rule or regulation or contractual obligation.

Mandatory prepayments shall be applied ratably among the Term Loan B Facility and any Incremental Term B Facility to remaining amortizing repayments as directed by the Borrower (or in the absence of direction from the Borrower, in the direct order of maturity); *provided* that certain mandatory prepayments may be declined by the Lenders and to the extent so declined, may be retained by the Borrower.

The Borrower shall be required to repay outstanding Revolving Loans and cash collateralize outstanding letters of credit at any time, to the extent that the outstanding credit extensions under the Revolving Facility exceed the principal amount of the Revolving Commitments.

<u>Voluntary Prepayments/ Reductions in Commitments</u>:	Subject to the "Soft-Call Premium" provision below in the case of the Term Loan B Facility only, voluntary prepayments of borrowings under the Term Loan B Facility and voluntary reductions of the unutilized portion of the Revolving Commitments will be permitted at any time, in minimum principal amounts to be agreed upon, without premium or penalty, subject to reimbursement of the Lenders' redeployment costs in the case of a prepayment of Adjusted LIBOR loans other than on the last day of the relevant interest period.
	All voluntary prepayments under the Term Loan B Facility shall be applied (a) amongst classes of loans as directed by the Borrower and (b) to the remaining amortization payments thereunder as directed by the Borrower.
<u>Soft-Call Premium</u>:	If, prior to the date that is six months after the Closing Date, (a) there shall occur any amendment, amendment and restatement or other modification of the definitive documentation for the initial Term Loan B Facility the primary purpose of which is to reduce the all-in yield then in effect for the loans thereunder, (b) all or any portion of the initial Term Loan B Facility is voluntarily prepaid or mandatorily prepaid with the net cash proceeds of secured term loans in a transaction the primary purpose of which is to lower the all-in yield below the all-in yield in effect for the loans so prepaid, or (c) a Lender must assign its loans under the initial Term Loan B Facility as a result of its failure to consent to an amendment, amendment and restatement or other modification of the initial Term Loan B Facility the primary purpose of which is to reduce the all-in yield then in effect for the loans under the initial Term Loan B Facility (any of clause (a), (b) or (c), a "***Repricing Transaction***"), then in each case the aggregate principal amount so subject to such Repricing Transaction (other than any Repricing Transaction made in connection with a change of control) will be subject to a 1.00% prepayment premium.
<u>Representations and Warranties</u>:	To be applicable to the Borrower and its restricted subsidiaries and with exceptions and materiality qualifiers consistent with the Documentation Principles, and limited to the following: financial statements (including *pro forma* financial statements); no material adverse change; organizational status and good standing; compliance with laws; power and authority; enforceability of Bank Facilities Documents; no conflict with law, organizational documents or contractual obligations; governmental and third-party approvals; material agreements; litigation; ownership of property; intellectual property; use of proceeds; insurance; undisclosed liabilities; taxes; PATRIOT Act and other "know your customer" anti-money laundering or anti-terrorism laws; laws applicable to sanctioned persons, including OFAC regulations and FCPA; Federal Reserve margin regulations; Investment Company Act; subsidiaries and equity interests; environmental matters; consolidated solvency on the Closing Date; accuracy of disclosure; ERISA and other pension matters; labor matters; status as senior debt; and creation, validity, perfection and priority of security interests.
<u>Conditions Precedent to Initial Borrowing</u>:	Under the Bank Facilities Documents, the availability of the initial borrowing under the Bank Facilities shall only be subject to the Specified Conditions set forth in Section 5 of the Commitment Letter.

Conditions Precedent to Each Subsequent Borrowing:

The making of each extension of credit under the Bank Facilities after the Closing Date shall be conditioned upon (a) the accuracy of representations and warranties in all material respects (*provided* that the materiality qualification in this clause (a) shall not apply to the extent such representations and warranties are already qualified by materiality), (b) the absence of defaults and events of default at the time of, and after giving effect to the making of such extension of credit and the use of proceeds thereof and (c) the delivery of a customary borrowing notice, subject, in the case of clauses (a) and (b) to customary "SunGard" or "funds certain" limitations in the case of any Incremental Facility incurred for the purpose of funding an acquisition or other similar investment permitted by the terms of the Bank Facilities Documents.

Affirmative Covenants:

To be applicable to the Borrower and its restricted subsidiaries and subject to exceptions and qualifications consistent with the Documentation Principles, and limited to the following: delivery of audited annual consolidated and unaudited consolidated quarterly financial statements (in each case, accompanied by customary comparative statements and management's discussion and analysis consistent with the Company's existing disclosure), annual budgets, accountants' letters, audit opinions, officers' certificates and other information reasonably requested by the Lenders through the Bank Facilities Administrative Agent; notices of defaults, material adverse effects, litigation and other material events; use of proceeds; taxes; deposit accounts; payment of obligations; maintenance of existence and material rights, privileges, licenses and permits; compliance with laws and regulations (including environmental laws and labor laws); PATRIOT Act and anti-money laundering laws; OFAC and laws against sanctioned persons; FCPA and anti-bribery and anti-corruption laws; maintenance of property (including intellectual property) and insurance; material agreements; maintenance of ratings (but not any particular rating and subject to a commercially reasonable efforts standard); maintenance of books and records; right of the Lenders to inspect property and books and records upon reasonable prior notice; and further assurances with respect to guarantees, security interests and related matters.

Negative Covenants:	To be applicable to the Borrower and its restricted subsidiaries and in each case with customary exceptions, qualifications and baskets (including a customary "builder basket" for restricted payments, investments and/or prepayments of junior lien, unsecured or subordinated debt based on 100% of EBITDA less 1.4x interest expense, subject to no event of default and compliance with a Total Net Leverage Ratio of not greater than 3.50:1.00) consistent with the Documentation Principles, and limited to the following: limitations on the incurrence of indebtedness (including guarantee obligations, earn-outs and similar deferred compensation) (it being understood that stock issued in connection with the Equity Contribution shall not constitute disqualified stock); liens (with exceptions including, but not limited to, a basket in an amount to be agreed for cash collateral, letters of credit or similar arrangements securing UK Pension Security Obligations); mergers, liquidations and dissolutions; sales of assets (including sale and leasebacks) (with exceptions including, but not limited to, Merger Agreement Dispositions); dividends, distributions and other payments (including redemptions and repurchases) in respect of equity interests (with exceptions to include a general basket of $250.0 million subject to no event of default); investments, acquisitions, loans and advances (including an exception for permitted acquisitions, subject to restrictions consistent with the Documentation Principles); transactions with affiliates; prepayments, redemptions or repurchases of junior lien, unsecured and subordinated debt and amending or otherwise modifying any documents related thereto; amending or otherwise modifying any organizational documents in a manner materially adverse to the Lenders; restrictive agreements (including restrictions on the ability of subsidiaries to grant liens or to pay dividends or to make distributions); changes in fiscal year (with an exception to allow for the migration of the fiscal year of the Target to that of the Company's following the Closing Date); and changes in lines of business.
Unrestricted Subsidiaries:	The Bank Facilities Documents will contain provisions pursuant to which, subject to no continuing default or event of default and *pro forma* compliance with the Financial Covenant (whether or not then required to be tested) and limitations on loans, advances and other investments in, unrestricted subsidiaries, the Borrower will be permitted to designate any existing or subsequently acquired or organized subsidiary as an "unrestricted subsidiary" and subsequently re-designate any such unrestricted subsidiary as a restricted subsidiary; *provided* that any subsidiary that constitutes a restricted subsidiary with respect to the Bridge Facility shall also be a restricted subsidiary with respect to the Bank Facilities.
	Unrestricted subsidiaries will not be subject to the representation and warranties, affirmative or negative covenant or event of default provisions of the Bank Facilities Documents, and the results of operations and indebtedness of unrestricted subsidiaries will not be taken into account for purposes of determining compliance with any financial tests contained in the Bank Facilities Documents. The designation of any restricted subsidiary as an unrestricted subsidiary shall constitute an investment therein at the date of designation in an amount equal to the fair market value thereof. The designation of any unrestricted subsidiary as a restricted subsidiary shall constitute the incurrence at the time of designation of any indebtedness or liens of such subsidiary existing at such time and an investment in such subsidiary.
Financial Covenants:	With respect to the Term Loan B Facility: None.
	With respect to the Revolving Facility: Limited to a maximum Total Net Leverage Ratio (the "***Financial Covenant***") of 4.25:1.00.

The Financial Covenant shall be tested only in the event that on the last day of any fiscal quarter of the Borrower (with measurement to commence, if applicable, as of the last day of the first full fiscal quarter after the Closing Date), the aggregate amount of all outstanding Revolving Loans, Swingline Loans and letters of credit (other than letters of credit that have been cash collateralized or otherwise backstopped) exceeds 30% of the revolving commitments.

For purposes of determining compliance with the Financial Covenant, a cash equity contribution (which shall be common equity or otherwise in a form reasonably acceptable to the Bank Facilities Administrative Agent) in the Borrower after the end of the relevant fiscal quarter and on or prior to the day that is ten business days after the day on which financial statements are required to be delivered for such a fiscal quarter will, at the request of the Borrower, be included in the calculation of Adjusted EBITDA solely for purposes of determining compliance with the Financial Covenant for the applicable fiscal quarter and applicable subsequent periods that include such fiscal quarter (any such equity contribution so included in the calculation of Adjusted EBITDA, a "*Specified Equity Contribution*"); *provided* that (a) in each four fiscal quarter period, there shall be a period of two fiscal quarters in which no Specified Equity Contribution is made and only five Specified Equity Contributions may be made during the term of the Bank Facilities, (b) the amount of any Specified Equity Contribution shall not exceed the amount required to cause the Borrower to be in compliance with such Financial Covenant, (c) all Specified Equity Contributions will be disregarded for all purposes other than determining compliance with the Financial Covenant, including, without limitation for purposes of determining any financial ratio based conditions, pricing or availability of any baskets with respect to the covenants contained in the Bank Facilities Documents and (d) there shall be no *pro forma* or other reduction in indebtedness (via cash netting or otherwise) with the proceeds of any Specified Equity Contribution for determining compliance with the Financial Covenant for any four quarter period that includes the fiscal quarter in which such Specified Equity Contribution is made. For the avoidance of doubt, during any period between non☐compliance with the Financial Covenant and the receipt by the Borrower of the necessary Specified Equity Contribution, the Borrower shall not be permitted to borrow Revolving Loans or request the issuance, extension or amendment of any letter of credit.

<u>Financial Definitions:</u>	"***Adjusted EBITDA***" shall be defined in a manner consistent with the Documentation Principles but in any event shall include add backs, deductions and adjustments, as applicable, without duplication, for (a) non-cash items, (b) extraordinary, unusual or non-recurring items, (c) restructuring charges and related charges, (d) other than with respect to the Transactions, pro forma "run rate" cost savings, operating expense reductions and synergies related to acquisitions, dispositions and other specified transactions, restructurings, cost savings initiatives and other initiatives and/or actions that are reasonably identifiable, factually supportable and projected by the Company in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Company) within 18 months after such acquisition, disposition or other specified transaction, restructuring, cost savings initiative or other initiative and/or action; *provided* that the aggregate amount of such pro forma adjustments in respect of this clause (d) shall not exceed 20% of Adjusted EBITDA (determined before giving effect to all such adjustments) for any four-quarter period and (e) add-backs reflected in the financial model delivered by the Company to the Lead Arrangers on or about October 17, 2017 (the "***Financial Model***") and projected by the Company in good faith to result from actions with respect to the Transactions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Company) within 18 months after the Closing Date, in an aggregate amount not to exceed $400.0 million.
<u>Events of Default:</u>	Consistent with the Documentation Principles, to be applicable to the Borrower and its restricted subsidiaries, and limited to the following: nonpayment of principal when due; nonpayment of interest, fees or other amounts after a three business day grace period; material inaccuracy of representations and warranties; violation of negative covenants or the Financial Covenants; violation of other covenants (subject, in customary cases, to grace periods of 30 days); cross-default and cross-acceleration to other material debt; bankruptcy and insolvency events of the Borrower and any restricted subsidiary (subject to customary grace periods for involuntary actions); certain ERISA and other pension events (subject to customary grace periods); material unsatisfied judgments (subject to customary grace periods); actual or asserted invalidity of any material Bank Guarantee, material security interest or any intercreditor or subordination arrangement; and change of control (to be defined in a manner consistent with the Documentation Principles but, in any event limited to the beneficial ownership of a third party person or group in excess of 35% of outstanding voting power and changes of control under material indebtedness, including the Senior Notes). Notwithstanding the foregoing, a breach of the Financial Covenant will not constitute an event of default for purposes of the Term Loan B Facility, and the Lenders in respect of the Term Loan B Facility will not be permitted to exercise any remedies with respect to an uncured breach of the Financial Covenant, until the date (if any) on which the commitments in respect of the Revolving Facility have been terminated and the outstanding loans thereunder have been accelerated.

<u>Voting</u>:	Amendments and waivers of the Bank Facilities Documents will require the approval of Lenders (the "***Required Lenders***") holding more than 50% of the aggregate amount of loans and commitments under the Bank Facilities, except that: (a) the consent of each Lender directly and adversely affected thereby shall be required with respect to (i) increases in or extensions of commitments of such Lender, (ii) reductions of principal, interest (other than default interest), premiums or fees, (iii) reductions in the amount of or extensions of scheduled amortization or final maturity and (iv) modifications of the *pro rata* sharing and *pro rata* repayment provisions; (b) the consent of 100% of the Lenders will be required with respect to (i) modifications to any of the voting percentages applicable thereto and (ii) releases of liens on all or substantially all of the Collateral or all or substantially all of the value of the Bank Guarantees; and (c) the consent of the Bank Facilities Administrative Agent and the applicable Swingline Lender or Issuing Bank will be required to amend, modify or otherwise affect the rights and duties of the Bank Facilities Administrative Agent and such Swingline Lender or Issuing Bank, as the case may be. Notwithstanding the foregoing, amendments, waivers and other modifications of the Financial Covenant (or of any of the definitions included in the Financial Covenant, solely for purposes of determining compliance with the Financial Covenant) will require only the consent of the lenders holding more than 50% of the aggregate loans and commitments in respect of the Revolving Facility and no other consents or approvals shall be required with respect to any such amendment, waiver or modification.

The Bank Facilities Documents shall contain customary provisions for replacing non-consenting Lenders in connection with amendments and waivers requiring the consent of all relevant Lenders or of all relevant Lenders directly affected thereby so long as relevant Lenders holding at least 50% of the aggregate amount of the loans and commitments under the relevant Bank Facilities have consented thereto.

<u>Yield Protection and Increased Costs</u>:	Consistent with the Documentation Principles, including customary tax gross-up provisions (including, without limitation, with respect to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Basel III and NAIC requests, directives or guidelines).
<u>Defaulting Lenders</u>:	Consistent with the Documentation Principles.

<u>Assignments and Participations</u>:	The Lenders will be permitted to assign loans and commitments (other than to Disqualified Institutions, to the extent the list of such institutions has been made available to all Lenders upon request) with the consent of the Borrower (unless an event of default has occurred and is continuing or such assignment is to a Lender, an affiliate of a Lender or an approved fund); *provided* that, in the case of the Term Loan B Facility, the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Bank Facilities Administrative Agent within ten (10) business days after having received notice thereof), the Bank Facilities Administrative Agent and, in the case of assignments under the Revolving Facility, each Issuing Bank and Swingline Lender, in each case such consent not to be unreasonably withheld or delayed. Unless otherwise agreed by the Borrower, each assignment (except to other Lenders or their affiliates or approved funds) will be in a minimum amount of $1.0 million in the case of the Term Loan B Facility and $5.0 million in the case of the Revolving Facility (or, if less, the full amount of the assignee's interests in the Revolving Facility). The Bank Facilities Administrative Agent will receive a processing and recordation fee of $3,500, payable by the assignor and/or the assignee, with each assignment. Assignments will not be required to be *pro rata* among the Bank Facilities.

The Lenders will be permitted to participate loans and commitments (other than to Disqualified Institutions, to the extent the list of such institutions has been made available to all Lenders upon request) subject to terms and conditions and consistent with the Documentation Principles. Voting rights of participants shall be limited to matters in respect of (a) increases in commitments, (b) reductions of principal, interest (other than default interest) or fees, (c) extensions of scheduled amortization or final maturity, (d) releases of all or substantially all of the Collateral or all or substantially all of the value of the Guarantees, (e) changes in voting thresholds and (f) changes in *pro rata* sharing and *pro rata* repayment provisions.

Notwithstanding anything herein or in the Bank Facilities Documents to the contrary, the Bank Facilities Administrative Agent shall have no duties or responsibilities for monitoring or enforcing prohibitions on assignments or participations to, or the sharing of information with, Disqualified Institutions, and shall have no liability with respect thereof.

<u>Buybacks:</u>	Term Loans may be purchased by and assigned to the Company or any of its subsidiaries on a non-pro rata basis through (a) in the case of Term B Loans only, open market purchases and/or (b) Dutch auctions open to all lenders of the applicable class on a *pro rata* basis in accordance with customary procedures, so long as (1) no default or event of default has occurred and is continuing, (2) any such loans are permanently cancelled immediately upon acquisition thereof, (3) no proceeds of loans under the Revolving Facility are used to fund such purchases and (4) in the case of Dutch auctions open to all applicable term lenders on a pro rata basis, such auction shall be subject to customary provisions regarding the treatment of material non-public information with respect to the business of the Borrower and its subsidiaries.

The Bank Facilities Documents will either require the Borrower or an affiliated lender, as applicable, to (x) make a "no MNPI" representation or (y) make a statement that such representation cannot be made, in connection with Borrower repurchases or affiliated lender assignments and will require that the parties thereto waive any potential claims arising from the Borrower or the applicable affiliated lender being in possession of undisclosed information that may be material to a Lender's decision to participate.

Expenses and Indemnification:	The Borrower shall pay, upon written demand and presentation of a written summary statement (with reasonably supporting detail if the Borrower shall so request) (a) all reasonable and documented or invoiced out-of-pocket expenses of the Bank Facilities Administrative Agent, the Lead Arrangers and the Swingline Lender and Issuing Bank associated with the syndication of the Bank Facilities and the preparation, execution, delivery and administration of the Bank Facilities Documents and any amendment or waiver with respect thereto (including, without limitation, the reasonable fees, disbursements and other charges of counsel identified herein, one local counsel in each relevant jurisdiction and counsel otherwise retained with the Borrower's consent) and (b) all reasonable and documented out-of-pocket expenses of the Bank Facilities Administrative Agent, the Lead Arrangers, the Swingline Lender and Issuing Bank and the Lenders (including, without limitation, the fees, disbursements and other charges of counsel) in connection with the enforcement of the Bank Facilities Documents.
	The Loan Parties will indemnify the Bank Facilities Administrative Agent, the Lead Arrangers, the Swingline Lender and Issuing Bank and the Lenders and their respective affiliates, and the officers, directors, employees, affiliates, agents and controlling persons of the foregoing, and hold them harmless from and against all costs, expenses (including, without limitation, reasonable fees, disbursements and other charges of counsel) and liabilities of any such indemnified person arising out of or relating to any claim or any litigation or other proceedings (regardless of whether any such indemnified person is a party thereto or whether such claim, litigation, or other proceeding is brought by a third party or by the Borrower or any of their respective affiliates, creditors or shareholders) that relate to the Bank Facilities Documents, except to the extent that it is found by a final, non-appealable judgment of a court of competent jurisdiction that such loss, claim, damage, liability or expense (x) resulted from the gross negligence, bad faith or willful misconduct of the indemnified party or any of its Related Persons or (y) resulted from a material breach of any of the Bank Facilities Documents or any claim, action, suit, inquiry, litigation, investigation, or other proceeding that does not involve an act or omission of any of the Loan Parties or any of their affiliates and that is brought by an indemnified party against another indemnified party (other than any claim, action, suit, inquiry, litigation, investigation or other proceeding brought by or against an indemnified person in its capacity as an agent or an arranger in respect of the Bank Facilities).
Governing Law and Forum:	New York.
Counsel to Bank Facilities Administrative Agent and Lead Arrangers:	Paul Hastings LLP.

<u>Interest Rates</u>:	The interest rates under the Bank Facilities will be as follows:
	At the option of the Borrower, initially, (i) Adjusted LIBOR *plus* the Applicable Margin or (ii) ABR *plus* the Applicable Margin.
	As used herein:
	"*Adjusted LIBOR*" means the London interbank offered rate, adjusted for statutory reserve requirements, which rate shall not be less than zero.
	"*ABR*" means the highest of (a) the prime rate announced or established by the Bank Facilities Administrative Agent from time to time, changing effective on the date of announcement of said corporate base rate changes, (b) the Federal Funds Rate *plus* 0.50% *per annum* and (c) one-month Adjusted LIBOR *plus* 1.00% *per annum*. The prime rate is not necessarily the lowest rate charged by the Bank Facilities Administrative Agent to its customers.
	"*Applicable Margin*" means
	(a) with respect to the Term B Loans: (i) 3.25% *per annum*, in the case of Adjusted LIBOR loans, and (ii) 2.25% *per annum*, in the case of ABR loans; and
	(b) with respect to the Revolving Loans, (i) 3.00% *per annum*, in the case of Adjusted LIBOR loans, and (ii) 2.00% *per annum*, in the case of ABR loans.
	The Applicable Margin applicable to the Revolving Loans will be subject to two 25 basis point step-downs based on Total Net Leverage Ratios of 2.50:1.00 and 2.00:1.00, respectively.
	Adjusted LIBOR borrowings may be made for interest periods of 1, 2, 3 or 6 (or, if agreed to by all applicable Lenders, 12) months, as selected by the Borrower.
	Interest on loans and all fees will be payable in arrears on the basis of a 360-day year (calculated on the basis of actual number of days elapsed); *provided* that interest on ABR loans, when based on the Bank Facilities Administrative Agent's prime rate, will be payable in arrears on the basis of a 365-day year (or a 366-day year in a leap year), in each case calculated on the basis of the actual number of days elapsed. Interest will be payable on Adjusted LIBOR loans on the last day of the applicable interest period (and at the end of each three months, in the case of interest periods longer than three months) and upon prepayment, and on ABR loans quarterly and upon prepayment.
<u>Default Rate</u>:	Upon and during the continuance of any payment or bankruptcy event of default, with respect to any overdue principal, the applicable interest rate *plus* 2.00% *per annum*, and with respect to any other overdue amount (including overdue interest), the interest rate applicable to ABR loans *plus* 2.00% *per annum*.

Letter of Credit Fees: A *per annum* fee equal to the applicable spread over Adjusted LIBOR under the Revolving Facility in effect from time to time will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility, payable in arrears at the end of each quarter and upon termination of each respective letter of credit and the Revolving Facility. Such fees shall be distributed to the applicable non-defaulting Revolving Lenders *pro rata* in accordance with their commitments under the Revolving Facility. In addition, the Borrower shall pay to the Issuing Bank, for its own account, (a) a fronting fee of 12.5 basis points upon on the aggregate face amount of outstanding letters of credit, payable in arrears at the end of each quarter and upon termination of the Revolving Facility and (b) the Issuing Bank's customary issuance and administration fees.

Commitment Fee: A commitment fee of 0.50% *per annum* on the average daily unused portion of the Revolving Facility, payable quarterly in arrears and subject to a step☐down to 0.375% *per annum* at a Total Net Leverage Ratio of 2.50:1.00.

<u>Project Gotham</u>
<u>Senior Unsecured Bridge Facility</u>
<u>Summary of Terms and Conditions</u>

Capitalized terms used but not defined in this <u>Exhibit C</u> shall have the meanings set forth in the Commitment Letter to which this <u>Exhibit C</u> is attached or the other Exhibits to the Commitment Letter.

<u>Borrower</u>:	The Borrower under the Bank Facilities (the "***Borrower***").
<u>Lead Arrangers and Bookrunner</u>:	CS Securities, RBCCM, Barclays and Citi (in such capacity, the "***Lead Arrangers***").
<u>Bridge Facility Administrative Agent</u>:	CS will act as the sole administrative agent (in such capacity, the "***Bridge Facility Administrative Agent***") for the Bridge Lenders (as defined below).
<u>Other Agents</u>:	The Borrower may designate additional financial institutions reasonably acceptable to the Lead Arrangers (such consent not to be unreasonably conditions, withheld or delayed) to act as syndication agent, documentation agent or co-documentation agent.
<u>Transactions</u>:	As described in <u>Exhibit A</u> to the Commitment Letter.
<u>Bridge Lenders</u>:	CS, Royal Bank, Barclays and Citi (or one or more of their respective affiliates) and a syndicate of financial institutions and other lenders (the "***Bridge Lenders***") arranged by the Lead Arrangers (other than Disqualified Institutions).
<u>Bridge Facility</u>:	The Bridge Lenders will make senior increasing rate loans (the "***Initial Bridge Loans***") to the Borrower on the Closing Date in an aggregate principal amount of up to $1,400 million *less* the aggregate amount of Senior Notes issued on or prior to the Closing Date (and/or any securities issued in lieu thereof). The Initial Bridge Loans will be available to the Borrower in U.S. dollars.
<u>Purpose</u>:	The proceeds of the Initial Bridge Loans and, if applicable, the proceeds of the Senior Notes or other securities issued in lieu thereof (if any), together with the proceeds of the Credit Facilities, the Equity Contribution and cash on hand will be used to finance the Acquisition and the Refinancing and to pay the Transaction Costs.
<u>Availability</u>:	The full amount of the Bridge Facility must be drawn in a single drawing concurrently with the consummation of the Acquisition and the Refinancing. Amounts repaid or prepaid under the Bridge Facility may not be reborrowed.
<u>Amortization</u>:	None.

<u>Maturity</u>:	The Initial Bridge Loans will have an initial maturity date that is the one year anniversary of the Closing Date (the "***Initial Bridge Loan Maturity Date***"), which shall be extended as provided below. If any of the Initial Bridge Loans have not been previously repaid in full on or prior to the Initial Bridge Loan Maturity Date, such Initial Bridge Loans shall, subject to the "Conditions to Extension" set forth in <u>Annex I</u> hereto, automatically be extended into senior term loans (each an "***Extended Term Loan***") due on the date that is eight years after the Closing Date (the "***Extended Maturity Date***") having the terms set forth on <u>Annex I</u> hereto. The date on which Initial Bridge Loans are extended as Extended Term Loans is referred to as the "***Extension Date***". At any time or from time to time after the Extension Date, at the option of the Bridge Lenders, the Extended Term Loans may be exchanged in whole or in part for senior unsecured exchange notes (the "***Exchange Notes***") having an equal principal amount and having the terms set forth on <u>Annex II</u> hereto; *provided* that the Borrower may defer the first issuance of Exchange Notes until such time as the Borrower shall have received requests to issue an aggregate of at least $200.0 million in aggregate principal amount of Exchange Notes.

In connection with any Bridge Lender's exchange of Initial Bridge Loans for Exchange Notes, or at any time prior thereto, if requested by any Bridge Lender that is an Initial Lender (each, an "***Initial Bridge Lender***"), the Borrower shall (i) deliver to the Bridge Lender that is receiving Exchange Notes, and to such other Bridge Lenders as such Initial Bridge Lender requests, an offering memorandum of the type customarily utilized in a Rule 144A offering of high yield securities covering the resale of such Exchange Notes by such Bridge Lenders, in such form and substance as reasonably acceptable to the Borrower and such Initial Bridge Lender, and keep such offering memorandum updated in a manner as would be required pursuant to a customary Rule 144A securities purchase agreement, (ii) execute an exchange agreement containing provisions customary in Rule 144A securities purchase agreements (including indemnification provisions) and a registration rights agreement customary in Rule 144A offerings, in each case, if requested by such Initial Bridge Lender, (iii) deliver or cause to be delivered such opinions and accountants' comfort letters addressed to the Initial Bridge Lender and such certificates as such Initial Bridge Lender may request as would be customary in Rule 144A offerings and otherwise in form and substance satisfactory to the Initial Bridge Lender and (iv) take such other actions, and cause its advisors, auditors and counsel to take such actions, as reasonably requested by such Initial Bridge Lender in connection with issuances or resales of Exchange Notes, including providing such information regarding the business and operations of the Borrower and its subsidiaries as is reasonably requested by any prospective holder of Exchange Notes and customarily provided in due diligence investigations in connection with purchases or resales of securities. |
<u>Guarantees</u>:	The Initial Bridge Loans will be jointly and severally guaranteed by each of the Guarantors (as defined in <u>Exhibit B</u>) that guarantees the Bank Facilities on a senior unsecured basis (such guarantees, the "***Bridge Guarantees***" and, together with the Bank Guarantees, the "***Guarantees***").
<u>Ranking</u>:	The Initial Bridge Loans, the Bridge Guarantees, the Extended Term Loans and the Exchange Notes will, in each case, rank *pari passu* in right of payment with the Bank Facilities and other senior indebtedness of the Borrower and shall be unsecured.
<u>Security</u>:	None.

<u>Interest Rates</u>:	Prior to the Initial Bridge Loan Maturity Date, the Initial Bridge Loans will accrue interest at a rate per annum equal to Adjusted LIBOR (as defined below), plus 6.00% (the "***Initial Margin***"). The Initial Margin will increase by an additional 50 basis points on the date that is three months after the Closing Date and a further additional 50 basis points for each additional three month period thereafter; *provided* that at no time shall the interest rate in effect on the Initial Bridge Loans exceed the Total Cap (as defined in the Fee Letter) (excluding interest at the Default Rate as described below).
	"***Adjusted LIBOR***" means the London interbank offered rate for deposits for a three month (or six month, in the case of Extended Term Loans) period, adjusted for statutory reserve requirements, which rate shall not be less than zero; *provided* that Adjusted LIBOR shall be no less than 1.00% *per annum*.
	Interest will be payable (or shall accrue) in arrears, (a) for the Initial Bridge Loans, at the end of each successive three month period following the Closing Date and on the Initial Bridge Loan Maturity Date and (b) for the Extended Term Loans, semi-annually, commencing on the date that is six months after the Initial Bridge Loan Maturity Date and on the final maturity date thereof.
<u>Default Rate</u>:	Upon and during the continuance of any payment or bankruptcy event of default, with respect to any overdue principal, the applicable interest rate *plus* 2.00% *per annum* and with respect to any other amount (including interest), the interest rate applicable to the Initial Bridge Loans *plus* 2.00% *per annum*.
<u>Bridge Facility Documents</u>:	The definitive documentation for the Bridge Facility shall contain the terms and conditions set forth in this Exhibit C and shall be based on the Bank Facilities Documents, with customary changes to reflect the interim unsecured nature of the Bridge Facility (the "***Bridge Facility Documents***" and, together with the Bank Facilities Documents, the "***Loan Documents***"). The Bridge Facility Documents will include customary European Union "bail-in" provisions.
<u>Mandatory Prepayments</u>:	Subject to the mandatory prepayment provisions of the Bank Facilities, the Borrower will be required to prepay the Initial Bridge Loans on a *pro rata* basis at 100% of the outstanding principal amount thereof plus accrued and unpaid interest with (i) the net cash proceeds from the issuance of the Securities (as defined in the Fee Letter), (ii) the net cash proceeds from any direct or indirect public offering or private placement of any debt for borrowed money, (iii) the net cash proceeds from the issuance of equity interests (including contributions in respect thereof); and (iv) the net cash proceeds from any non☐ordinary course asset sales or dispositions by the Borrower or any restricted subsidiary (including insurance, casualty and condemnation proceeds), subject to exceptions to be agreed upon and customary reinvestment rights if reinvested within twelve months of such sale or disposition (or committed to be reinvested within such twelve month period and reinvested within six months thereafter).
	The Borrower will also be required to offer to prepay the Initial Bridge Loans following the occurrence of a change of control at 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to the date of repayment; *provided*, *however*, that prior to making the repayment offer, the Borrower will, within 30 days of the occurrence of such change of control, repay all obligations under the Bank Facilities or obtain any required consents of the lenders under the Bank Facilities to make such repayment of the Initial Bridge Loans.

Voluntary Prepayments:	Voluntary prepayments of the Initial Bridge Loans will be permitted at any time, in minimum principal amounts to be agreed upon, without premium or penalty, subject to reimbursement of the Bridge Lenders' redeployment costs.
Conditions Precedent to Borrowing:	Under the Bridge Facility Documents, the availability of the borrowing under the Bridge Facility on the Closing Date shall only be subject to the Specified Conditions set forth in <u>Section 5</u> of the Commitment Letter.
Representations and Warranties:	The representations and warranties shall be substantially similar to those representations and warranties contained in the Bank Facilities Documents, with usual and customary modifications to reflect differences between the Bank Facilities and the Bridge Facility.
Covenants:	The Bridge Facility Documents will contain usual and customary affirmative and negative covenants for transactions of this type, applicable to the Borrower and its restricted subsidiaries, which in the case of negative covenants, will be incurrence based covenants and in no event, except as set forth herein, will contain any financial maintenance covenants or be more restrictive than, or include covenants not included in, the Bank Facilities.
	Prior to the Initial Bridge Loan Maturity Date, the debt and lien incurrence and restricted payment covenants of the Initial Bridge Loans shall be more restrictive (as reasonably agreed by the Lead Arrangers and the Borrower) than those contained in the Bank Facilities.
Financial Covenants:	None.
Events of Default:	Usual and customary for facilities of this type, to be applicable to the Borrower and its restricted subsidiaries, and limited to the following (but in any event not more restrictive than those set forth in the Bank Facilities Documents): nonpayment of principal when due; nonpayment of interest, fees or other amounts after a three business day grace period; material inaccuracy of representations and warranties; violation of negative covenants; violation of other covenants (subject, in customary cases, to grace periods of 30 days); cross payment default and cross acceleration to other material debt; bankruptcy and insolvency events of the Borrower and any restricted subsidiary (subject to customary grace periods for involuntary actions); certain ERISA and other pension events (subject to customary grace periods); material unsatisfied judgments (subject to customary grace periods); and actual or asserted invalidity of any material Bridge Guarantee.
Voting:	Amendments and waivers of the Bridge Facility Documents will require the approval of Bridge Lenders holding more than 50% of the aggregate amount of loans under the Bridge Facility, except that: (a) the consent of each Bridge Lender directly and adversely affected thereby shall be required with respect to (i) increases in or extensions of commitments, (ii) reductions of principal, interest (other than default interest), premium or fees, (iii) extensions of final maturity and (iv) modifications of the *pro rata* sharing and *pro rata* repayment provisions; (b) the consent of 100% of the Bridge Lenders will be required with respect to (i) modifications to any of the voting percentages applicable thereto, (ii) releases of all or substantially all of the Bridge Guarantees and (iii) modifications to the conditions to exchange Extended Term Loans for Exchange Notes; and (c) the consent of the Bridge Facility Administrative Agent will be required to amend, modify or otherwise affect the rights and duties of the Bridge Facility Administrative Agent.

Yield Protection and Increased Costs:	The Bridge Facility Documents will include customary tax gross☐up, cost and yield protection provisions substantially similar to those in the Bank Facilities Documents.
Assignments and Participations:	The Bridge Lenders will have the right to assign all or, subject to minimum amounts to be agreed, a portion of their Initial Bridge Loans after the Closing Date without the consent of the Borrower (other than to Disqualified Lenders, to the extent the list of such institutions has been made available to all Bridge Lenders upon request); *provided*, *however*, that prior to the Initial Bridge Loan Maturity Date, unless a Demand Failure Event (as defined in the Fee Letter) or an event of default has occurred and is at such time continuing, the consent of the Borrower shall be required with respect to any such assignment if, subsequent thereto, the Initial Bridge Lenders would hold, in the aggregate, less than 50.1% of the outstanding Initial Bridge Loans.
	The Bridge Lenders will be permitted to participate Initial Bride Loans without restriction (other than to Disqualified Lenders, to the extent the list of such institutions has been made available to all Bridge Lenders upon request). Voting rights of participants shall be limited to matters in respect of (a) increases in commitments, (b) reductions of principal, interest (other than default interest) or fees, (c) extensions of final maturity, (d) releases of all or substantially all of the Bridge Guarantees, (e) changes in voting thresholds and (f) changes in *pro rata* sharing and *pro rata* repayment provisions.
	Notwithstanding anything herein or in the Bridge Facility Documents to the contrary, the Bridge Facility Administrative Agent shall have no duties or responsibilities for monitoring or enforcing prohibitions on assignments or participations to, or the sharing of information with, Disqualified Institutions and shall have no liability in respect thereof.
Expenses and Indemnification:	Substantially similar to the Bank Facilities.
Governing Law and Forum:	New York.
Counsel to Bridge Facility Administrative Agent and Lead Arrangers:	Paul Hastings LLP.

ANNEX I TO EXHIBIT C

Extended Term Loans

Maturity:	The Extended Term Loans will mature on the date that is eight years after the Closing Date.
Interest Rate:	The Extended Term Loans will bear interest at an interest rate per annum equal to the Total Cap (excluding interest at the default rate as described below). Interest shall be payable in arrears semiannually commencing on date that is six months following the Initial Bridge Loan Maturity Date and ending on the maturity date of the Extended Term Loans, computed on the basis of a 360-day year.
Default Rate:	Upon and during the continuance of any payment or bankruptcy event of default, with respect to any overdue principal, the applicable interest rate *plus* 2.00% *per annum* and, with respect to any other amount (including interest), the interest rate applicable to the Extended Term Loans *plus* 2.00% *per annum*.
Guarantees:	Same as the Initial Bridge Loans.
Covenants, Defaults and Offers to Repurchase:	Upon and after the Extension Date, the covenants, offers to repurchase and defaults that would be applicable to the Exchange Notes, if issued, will also be applicable to the Extended Term Loans in lieu of the corresponding provisions of the Bridge Documents.
Optional Prepayment:	The Extended Term Loans may be prepaid, in whole or in part, at par (without premium or penalty), plus accrued and unpaid interest upon not less than one business days' prior written notice, at the option of the Borrower at any time.
Conditions to Extension:	The automatic extension of Bridge Loans into Extended Term Loans is subject to the following conditions being satisfied: (i) there shall exist no payment or bankruptcy event of default and (ii) the Bridge Rollover Fee (as defined in the Fee Letter) shall have been paid in full.

ANNEX II TO EXHIBIT C

Exchange Notes

Issuer:	The Borrower, in its capacity as the issuer of the Exchange Notes, is referred to as the "***Issuer***".
Principal Amount:	The Exchange Notes will be available only in exchange for the Extended Term Loans on or after the Extension Date. The principal amount of any Exchange Note will equal 100% of the aggregate principal amount of the Extended Term Loan which it thereafter evidences.
Maturity:	The Exchange Notes will mature on the date that is eight years after the Closing Date.
Interest Rate:	The Exchange Notes will bear interest payable semi-annually, in arrears, at a rate equal to the Total Cap.
Guarantees:	Same as the Initial Bridge Loans and the Extended Term Loans.
Offer to Purchase from Asset Sale Proceeds:	The Issuer will be required to make an offer to repurchase the Exchange Notes (and, if outstanding, prepay the Extended Term Loans) on a *pro rata* basis, which offer shall be at 100% of the principal amount thereof *plus* accrued and unpaid interest to the date of repurchase with a portion of the net cash proceeds from any non-ordinary course asset sales or dispositions by the Borrower or any Guarantor or their respective restricted subsidiaries in excess of amounts either reinvested in the business of the Borrower or its subsidiaries or required to be paid to the lenders under the Bank Facilities, with such proceeds being applied to the Extended Term Loans, the Exchange Notes and the Senior Notes in a manner to be agreed, subject to other customary exceptions and baskets to be agreed and in any event not less favorable to the Borrower than those applicable to the Bridge Facility.
Offer to Purchase upon Change of Control:	The Issuer will be required to make an offer to repurchase the Exchange Notes following the occurrence of a change of control (to be defined in a manner to be agreed) at a price in cash equal to 101% of the outstanding principal amount thereof, excluding those Exchange Notes that are held by the Initial Bridge Lenders and their affiliates, in which the price in cash shall equal 100% of the outstanding principal amount thereof, *plus* in each case accrued and unpaid interest to, but not including, the date of repurchase.

<u>Optional Redemption</u>:	In the case of Exchange Notes held by an Initial Bridge Lender or any affiliate of any Initial Lender (other than bona fide investment funds and entities that manage assets on behalf of unaffiliated third□parties (the "***Asset Management Affiliates***") and excluding Exchange Notes acquired pursuant to bona fide open market purchases from third parties or market making activities ("***Repurchased Securities***")), the Issuer may redeem such Exchange Notes in whole or in part at par *plus* accrued and unpaid interest at any time after the issuance thereof.
	Exchange Notes held by any party that is not an Initial Bridge Lender and is not affiliated with any Initial Bridge Lender (other than Asset Management Affiliates and other than with respect to Repurchased Securities) will be redeemable prior to the third anniversary of the Closing Date at a customary "make□whole" premium calculated using a discount rate equal to the yield on comparable U.S. Treasury securities *plus* 50 basis points. Thereafter, the Exchange Notes will be redeemable at the option of the Issuer at a premium equal to 50.0% of the coupon on the Exchange Notes, declining ratably to par on the date which is two years prior to the maturity date thereof.
	In addition, if at least 90% of the outstanding principal amount of the Exchange Notes are put to the issuer in connection with a change of control offer, then the Issuer may redeem the balance of the outstanding principal amount of the Exchange Notes at a redemption price equal to 101%, *plus* accrued and unpaid interest to, but not including, the date of redemption.
	In addition, up to 40% of the Exchange Notes will be redeemable at the option of the Issuer prior to the third anniversary of the Closing Date with the net cash proceeds received by the Issuer from a qualified equity offering of the Issuer at a premium equal to the coupon on the Exchange Notes, *plus* accrued and unpaid interest to, but not including, the date of redemption; *provided* that after giving effect to such redemption at least 60% of the aggregate principal amount of Exchange Notes originally issued shall remain outstanding.
<u>Defeasance and Discharge Provisions</u>:	Customary for similar high yield debt securities.
<u>Modification</u>:	Customary for similar high yield debt securities.
<u>Registration Rights</u>:	The Exchange Notes shall be issued with customary registration rights.
<u>Right to Transfer Exchange Notes</u>:	The holders of the Exchange Notes shall have the absolute and unconditional right to transfer such exchange notes in compliance with applicable law to any third parties.
<u>Covenants</u>:	Customary for similar high yield debt securities; provided that the negative covenants shall be no more restrictive than those contained in the Bank Facilities Documents.
<u>Events of Default</u>:	Customary for similar high yield debt securities (but in any event no more restrictive than those set forth in the Bank Facilities Documents).
<u>Governing Law and Forum</u>:	New York.

Project Gotham
Senior Credit Facilities
Summary of Additional Conditions Precedent

Capitalized terms used in this Exhibit D shall have the meanings set forth in the Commitment Letter to which this Exhibit D is attached and the other Exhibits to the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit D shall be determined by reference to the context in which it is used.

The initial borrowings under the Senior Credit Facilities shall be subject to the following conditions precedent subject in all respects to the Certain Funds Provision:

1. Loan Documents consistent with the Term Sheets and the Commitment Letter (including, without limitation, the Guarantees and Collateral to the extent required by the Commitment Letter and Term Sheets) shall have been executed by the Borrower and Guarantors, as applicable, and delivered to the Administrative Agent.

2. The Acquisition shall have been consummated, or substantially simultaneously with the initial borrowing under the Senior Credit Facilities shall be consummated, in all material respects in accordance with the Merger Agreement (and no provision of the Merger Agreement shall have been waived, amended, supplemented or otherwise modified (including any consents thereunder) in a manner material and adverse to the Lenders or the Lead Arrangers without the consent of the Lead Arrangers (such consent not to be unreasonably withheld, delayed or conditioned)) (it being understood that (a) any modification, amendment, consent, waiver or determination in respect of the definition of "Company Material Adverse Effect" shall be deemed to be material and adverse to the interests of the Lenders and the Lead Arrangers, (b) any reduction in the purchase price consideration of less than 10% shall be deemed not to be material and adverse to the Lenders and the Lead Arrangers so long as such reduction is applied to reduce the Term Loan B Facilities and the Bridge Facility (and ratably between them) and (c) any increase in the purchase price shall be deemed to be not materially adverse to the Lenders and the Lead Arrangers so long as such increase is funded with common equity or other equity, provided that equity other than common equity shall be on terms reasonably satisfactory to the Lead Arrangers).

3. The Equity Contribution (in at least the amount set forth in the definition thereof) and the Refinancing shall each have been consummated, or substantially simultaneously with the initial borrowing under the Senior Credit Facilities, shall be consummated. After giving effect to the Acquisition, the Refinancing and the other transactions contemplated hereby, the Borrower and its restricted subsidiaries shall have outstanding no indebtedness or disqualified equity other than (i) the loans and other extensions of credit under the Senior Credit Facilities and the Senior Notes (or any securities issued in lieu thereof), (ii) other indebtedness permitted to remain outstanding under the Loan Documents and the Senior Notes (or any securities issued in lieu thereof), (iii) indebtedness permitted to be incurred under the Loan Documents and any Senior Notes (or any securities issued in lieu thereof) prior to, and permitted to remain outstanding on, the closing date of the Merger and (iv) ordinary course capital leases, purchase money indebtedness, equipment financings, letters of credit and surety bonds permitted under the Loan Documents and any Senior Notes (or any securities issued in lieu thereof).

4. The Administrative Agent shall have received (a) subject to the Certain Funds Provision, with respect to the Bank Facilities, all documents and instruments required to create and perfect the Bank Facilities Administrative Agent's security interest in the Collateral in respect of the Bank Facilities, (b) a

reasonably satisfactory certificate in the form attached hereto as Annex A attesting to the solvency of the Borrower and its subsidiaries on the Closing Date on a consolidated basis after giving effect to the Transactions from the chief financial officer or another senior financial officer of the Company and (c) a customary borrowing notice (which borrowing notice shall not contain any representations other than representations consistent with the Certain Funds Provision), (d) a customary closing officer's certificate and (e) such legal opinions, documents and other instruments as are customary for transactions of this type (including corporate documents and officers' and public officials' certifications, customary evidence of authority and customary lien and judgment searches, collectively, the "***Closing Deliverables***").

5.   The Lead Arrangers shall have received (a) audited consolidated balance sheets and related statements of income, changes in equity and cash flows of the Company and the Target, in each case, for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date (the Lead Arrangers acknowledge receipt of such audited financial statements, for the Company, for the fiscals years ended June 30, 2015, June 30, 2016 and June 30, 2017 and, for the Target, for the fiscals years ended December 31, 2014, December 31, 2015 and December 31, 2016 and agree that, with respect to such audited financial information each of the Company and the Target for any subsequent fiscal year, such condition shall be deemed satisfied through the filing by the Company or the Target, as the case may be, of the annual report on Form 10-K with respect to such fiscal year) and (b) unaudited consolidated balance sheets and related statements of income, changes in equity and cash flows of the Company and the Target, in each case, for each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended at least 45 days prior to the Closing Date ((the Lead Arrangers acknowledge receipt of such unaudited financial statements, for the Company, for the fiscal quarter ended September 30, 2017 and for the Target, for the fiscal quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, and agree that, with respect to such unaudited financial statements for any fiscal year or quarter, such condition shall be deemed satisfied through the filing by the Company or the Target, as the case may be, of the annual or quarterly report on Form 10-K or 10-Q, as applicable, with respect to each such fiscal year or quarter).

6.   The Lead Arrangers shall have received an unaudited *pro forma* consolidated balance sheet of the Company and its subsidiaries as of the date of the most recent consolidated balance sheet delivered pursuant to the preceding paragraph and a *pro forma* statement of operations and Adjusted EBITDA for the twelve-month period ending on such balance sheet date, in each case adjusted to give effect to the Transactions, the other transactions related thereto and such other adjustments as are reflected in the Financial Model.

7.   The Borrower and each of the Guarantors shall have provided no less than three business days prior to the Closing Date the documentation and other information to the Lenders that are reasonably requested by the Lenders no later than ten business days prior to the Closing Date under the applicable "know-your-customer" rules and regulations, including, without limitation, the PATRIOT Act.

8.   All accrued costs, fees and expenses (including, without limitation, reasonable legal fees and expenses and the fees and expenses of any other advisors) and other compensation due and payable to the Administrative Agents, the Lead Arrangers and the Lenders and required by the Commitment Letter or the Fee Letter to be paid on the Closing Date shall have been paid, in the case of expenses, to the extent a reasonably detailed invoice has been delivered to the Company at least two business days prior to the Closing Date (*provided* that the foregoing amounts may, at the Company's option, be offset against the proceeds of the Senior Credit Facilities funded on the Closing Date).

9.   Subject to the Certain Funds Provision, the Specified Representations shall be true and correct in all material respects (provided that any such representation or warranty that is qualified as to "materiality", "material adverse effect" or similar language shall be true and correct in all respects (after

giving effect to any such qualification therein)) and the Specified Merger Agreement Representations shall be true and correct in all respects.

10.   The Information Materials with respect to the Senior Credit Facilities shall have delivered to the Lead Arrangers at least fifteen consecutive business days prior to the Acquisition Date (as defined below) (such fifteen day period, the "*Marketing Period*"); *provided* that such Marketing Period shall not commence until January 2, 2018.

11.   As a condition to the availability of the Bridge Facility, (a) the Borrower shall have engaged one or more investment banks reasonably satisfactory to the Lead Arrangers (the "*Investment Banks*") and delivered to such Investment Banks at least fifteen consecutive business days prior to the date the Acquisition is required to be consummated (such date, the "*Acquisition Date*") and ending no later than the business day immediately preceding the Closing Date (*provided* that such period shall not commence until January 2, 2018) a complete customary preliminary offering memorandum (the "*Offering Memorandum*") suitable for use in a customary roadshow for high yield debt securities in a form customary for transactions of this type, containing customary information (other than a "description of notes" and information customarily provided by the Commitment Parties or their counsel; *provided* that the Borrower shall have used good faith efforts to finalize the "description of notes"), including all audited financial statements, all unaudited financial statements (which shall have been reviewed by the independent accountants for the Borrower or the Target, as the case may be, as provided in Statement on Auditing Standards No. 100 (subject to exceptions customary for a Rule 144A offering involving high yield debt securities)), in each case to the extent required by paragraph 5 of this Exhibit D, and all appropriate pro forma financial statements prepared in accordance with, or reconciled to, generally accepted accounting principles and practices in the United States and prepared in accordance with Regulation S-X under the Securities Act of 1933, as amended, and all other data (including selected financial data) that the Securities and Exchange Commission would require in a registered offering of such securities or that would be necessary for the Investment Banks to receive customary comfort (including "negative assurance" comfort) from independent accountants in connection with such offering consistent with recent high yield transactions of this type in Rule 144A offerings, and, in the case of the annual financial statements, the auditors' reports thereon, and that satisfies the requirements of this clause (11) throughout such fifteen consecutive business day period (the "*Minimum Notes Marketing Period*"). The Offering Memorandum will not be required to include financial statements that would be required by Rules 3-03(e) (solely with respect to the Target), 3-05, 3-09, 3-10, 3-16 or 4-08 of Regulation S-X, segment reporting and disclosure with respect to the Target (including any required by Regulation S-K Item 101(b) and FASB Accounting Standards Codification Topic 280), earnings per share information, information regarding executive compensation (including under Rule 402(b) of Regulation S-K) or other information customarily excluded from an offering memorandum for a Rule 144A offering; *provided* that customary data as to the total assets, revenue, EBITDA, Adjusted EBITDA and liabilities of non-guarantor subsidiaries shall be provided.

<u>Project Gotham</u>
<u>Senior Credit Facilities</u>
<u>Form of Solvency Certificate</u>[1]

To the Administrative Agent and each of the Lenders party to the Credit Agreement referred to below:

        I, the undersigned [chief financial officer] of [●], a corporation organized under the laws of Iowa (the "***Borrower***"), in that capacity only and not in my individual capacity (and without personal liability), do hereby certify as of the date hereof, and based upon facts and circumstances as they exist as of the date hereof (and disclaiming any responsibility for changes in such facts and circumstances after the date hereof), that:

        1.   This certificate is furnished to the Administrative Agent and the Lenders pursuant to Section [●] of the [Senior Unsecured Bridge] Credit Agreement, dated as of [●], 2018, among the Borrower, the Lenders from time to time party thereto and [●], as administrative agent and collateral agent (in such capacity, the "***Administrative Agent***") (the "***Credit Agreement***"). Unless otherwise defined herein, capitalized terms used in this certificate shall have the meanings set forth in the Credit Agreement.

        2.   For purposes of this certificate, the terms below shall have the following definitions:

        (a)   "Fair Value"

        The amount at which the assets (both tangible and intangible), in their entirety, of the Borrower and its subsidiaries taken as a whole would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

        (b)   "Present Fair Salable Value"

        The amount that could be obtained by an independent willing seller from an independent willing buyer if the assets (both tangible and intangible) of the Borrower and its subsidiaries taken as a whole are sold with reasonable promptness in an arm's-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

        (c)   "Stated Liabilities"

        The recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of the Borrower and its subsidiaries taken as a whole, as of the date hereof after giving effect to the consummation of the Transactions (including the execution and delivery of the Credit Agreement, the making of the Loans and the use of proceeds of such Loans on the date hereof), determined in accordance with GAAP consistently applied.

        (d)   "Identified Contingent Liabilities"

---

[1] To be updated to reflect the issuance of the Senior Notes on the Closing Date, to the extent any Senior Notes are issued on the Closing Date.

The maximum estimated amount of liabilities reasonably likely to result from pending litigation, asserted claims and assessments, guaranties, uninsured risks and other contingent liabilities of the Borrower and its subsidiaries taken as a whole after giving effect to the Transactions (including the execution and delivery of the Credit Agreement, the making of the Loans and the use of proceeds of such Loans on the date hereof) (including all fees and expenses related thereto but exclusive of such contingent liabilities to the extent reflected in Stated Liabilities), as identified and explained in terms of their nature and estimated magnitude by responsible officers of the Borrower.

(e)   "Will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature"

For the period from the date hereof through the Maturity Date, the Borrower and its subsidiaries taken as a whole will have sufficient assets and cash flow to pay their respective Stated Liabilities and Identified Contingent Liabilities as those liabilities mature or (in the case of Identified Contingent Liabilities) otherwise become payable, in light of business conducted or anticipated to be conducted by the Borrower and its subsidiaries as reflected in the projected financial statements and in light of the anticipated credit capacity.

(f)   "Do not have Unreasonably Small Capital"

The Borrower and its subsidiaries taken as a whole after consummation of the Transactions is a going concern and has sufficient capital to reasonably ensure that it will continue to be a going concern for the period from the date hereof through the Maturity Date. I understand that "unreasonably small capital" depends upon the nature of the particular business or businesses conducted or to be conducted, and I have reached my conclusion based on the needs and anticipated needs for capital of the business conducted or anticipated to be conducted by the Borrower and its subsidiaries as reflected in the projected financial statements and in light of the anticipated credit capacity.

3.   For purposes of this certificate, I, or officers of the Borrower under my direction and supervision, have performed the following procedures as of and for the periods set forth below.

(a)   I have reviewed the financial statements (including the pro forma financial statements) referred to in Section [●] of the Credit Agreement.

(b)   I have knowledge of and have reviewed to my satisfaction the Credit Agreement.

(c)   As chief financial officer of the Borrower, I am familiar with the financial condition of the Borrower and its subsidiaries.

4.   Based on and subject to the foregoing, I hereby certify on behalf of the Borrower that after giving effect to the consummation of the Transactions (including the execution and delivery of the Credit Agreement, the making of the Loans and the use of proceeds of such Loans on the date hereof), it is my opinion that (i) the Fair Value of the assets of the Borrower and its subsidiaries taken as a whole exceeds their Stated Liabilities and Identified Contingent Liabilities, (ii) the Present Fair Salable Value of the assets of the Borrower and its subsidiaries taken as a whole exceeds their Stated Liabilities and Identified Contingent Liabilities; (iii) the Borrower and its subsidiaries taken as a whole do not have Unreasonably Small Capital; and (iv) the Borrower and its subsidiaries taken as a whole will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature.

* * *

IN WITNESS WHEREOF, the undersigned has executed this certificate in such undersigned's capacity as [chief financial officer] of the Borrower, on behalf of the Borrower, and not individually, as of the date first stated above.

                                                          _____

Name:

Title:

Exhibit 10.2
Confidential

Koch Equity Development LLC
4111 East 37th Street North
Wichita, Kansas 67220

STRICTLY PRIVATE AND CONFIDENTIAL

Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309
Attention: Joe Ceryanec, CFO

November 26, 2017

$650,000,000 Series A Preferred Equity Commitment Letter

Ladies and Gentlemen:

You have advised Koch Equity Development LLC ("Koch" and, together with any Additional Preferred Equity Party (as defined below) that becomes a party to this Commitment Letter (as defined below) pursuant to Section 2, collectively, the "Commitment Parties," "we" or "us") that you intend to pursue an acquisition of a company identified to us and code-named "Tribeca", a Delaware corporation (the "Target"), and to consummate the other transactions described in the Transaction Description attached hereto as Exhibit A (the "Transaction Description").

You have further advised us that, in connection therewith, you will obtain the Senior Credit Facilities and will either issue the Senior Notes and/or obtain the Senior Bridge Facilities (as those terms are defined in the commitment letter, dated as of November 26, 2017 delivered by Royal Bank of Canada, RBC Capital Markets, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC, Citigroup Global Markets, Inc., Citibank, N.A., Citicorp USA, Inc. and Citicorp North American, Inc. and/or their affiliates (the "Debt Commitment Letter") and, together with any indebtedness of the Target and its subsidiaries outstanding after giving effect to the Transactions (as defined below), collectively, the "Senior Debt"), subject solely to the Specified Conditions (as defined in the Debt Commitment Letter).

You have further advised us that, in connection therewith, you will issue the Preferred Equity, Options and Warrants (each as defined in the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the "Term Sheet")) in exchange for aggregate proceeds of $650,000,000, subject solely to the satisfaction (or waiver by the Commitment Parties) of the Funding Conditions (as defined below), which Preferred Equity, Options and Warrants will have the terms set forth in the Term Sheet and Fee Letter (as defined below).

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Transaction Description, the Term Sheet or the fee letter dated as of the date hereof and delivered herewith with respect to the Preferred Equity, the Options and the Warrants (the "Fee Letter"), as the case may be. This commitment letter, together with the Transaction Description, the Term Sheet and the Summary of Conditions attached hereto as Exhibit C, collectively, constitute this "Commitment Letter". References to "$", "USD" or "U.S. dollars" in this Commitment Letter or the Fee Letter are to United States of America dollars.

1.   In connection with the foregoing, the Commitment Parties hereby commit to purchase from you, and you hereby commit to sell to the Commitment Parties, the Preferred Equity, the Options and the Warrants in exchange for an aggregate amount of $650,000,000 (the "Commitment") in cash in immediately available funds, in each case, contemporaneous with the consummation of the Merger (as defined in Exhibit A), in accordance with the terms and conditions set forth in this Commitment Letter and subject solely to the satisfaction (or waiver by the Commitment Parties) of the Funding Conditions; it being understood and agreed that neither the Commitment Parties nor any of their respective affiliates will, under any circumstances, be obligated under this Commitment Letter to (or be obligated to cause any other person or entity to) contribute to, purchase securities from or otherwise provide funds to you (or any other person or entity in respect of the transactions contemplated by the Merger Agreement (as defined in Exhibit A)) in an amount in excess of the Commitment.

2.   Koch will be obligated to purchase the full amount of the Commitment upon the terms set forth in this Commitment Letter; provided that, notwithstanding the foregoing, Koch may appoint additional co-preferred securities financing participants providing committed funding of at least $25 million if you so approve in writing, such approval not to be unreasonably withheld (it being agreed that it would be reasonable for the Issuer to withhold consent to a Prohibited Transferee) ("Additional Preferred Equity Parties") in respect of the Preferred Equity, the Options and/or the Warrants. No other financing providers will be appointed to purchase the Preferred Equity, the Options and/or the Warrants, unless you and the Commitment Parties so agree in writing. Each Additional Preferred Equity Party that becomes a party to this Commitment Letter will be required to execute customary joinder documentation and, upon the execution and delivery by such Additional Preferred Equity Party of such documentation, such Additional Preferred Equity Party will constitute a "Commitment Party" under this Commitment Letter; provided that in no event will the addition of such Additional Preferred Equity Party(ies) reduce the Commitment or otherwise affect the obligations of Koch or the Commitment Parties hereunder and provided that for purposes of Section 12 or any other right or obligation of a Commitment Party to waive, amend, consent, negotiate or agree under this Commitment Letter or the Fee Letter, the delivery to you of a validly executed signature from Koch will bind all Commitment Parties. Notwithstanding anything herein to the contrary, the Commitment Parties have the right, prior to the execution of the Preferred Equity Documentation or the consummation of the transactions contemplated hereby, to assign any portion of the Commitment to one or more of its affiliates (other than, for the avoidance of doubt, any affiliate that is a Prohibited Transferee) and to assign any portion of the Commitment to one or more Additional Preferred Equity Parties that have become Commitment Parties. Upon (and only upon) the actual funding of such assigned portion of the Commitment to you in accordance with this Commitment Letter on the date on which all Funding Conditions have been satisfied (or waived by the Commitment Parties) (the "Closing Date"), the Commitment Parties will have no further obligation to you (or any other person or entity) with respect to such funded assigned portion of the Commitment, and the Commitment Parties acknowledge and agree that, except to the extent otherwise provided herein or agreed to in writing by you, in no event will Koch be relieved of its obligation to purchase the full amount of the Commitment until such amount has been fully funded.

3.   This Commitment Letter and the Commitment Parties' obligations hereunder, including the Commitment, may only be enforced by you and no other person or entity. Notwithstanding anything in this Commitment Letter to the contrary, none of the Target or the Target's or your creditors or equity holders will have any right to enforce this Commitment Letter.

4.   You agree promptly to prepare and provide (and, subject always to the extent provided in the Merger Agreement, to use commercially reasonable efforts to cause the Target and its subsidiaries to provide) to the Commitment Parties all customary information reasonably requested by the Commitment Parties that is reasonably available to you with respect to you, the Target and its subsidiaries, and the

Transactions, including customary financial information and projections (such projections, the "Projections"), as the Commitment Parties may reasonably request in connection with the Preferred Equity, the Options and/or the Warrants and/or that is made available to the Lenders (as such term is defined in the Debt Commitment Letter), including draft and final definitive documentation for the Senior Debt and draft and final definitive copies of the Merger Agreement.

5.   You hereby represent that (with respect to information relating to the Target and its subsidiaries, to the best of your knowledge) (a) all written factual information (other than the Projections, forward looking information and information of a general economic or industry specific nature) (the "Information") that has been or will be made available to us by you or any of your representatives on your behalf in connection with the transactions contemplated hereby, when taken as a whole, is or will be, when furnished, correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates provided thereto) and (b) the Projections and other forward looking information that have been or will be made available to us by you or any of your representatives on your behalf in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon assumptions that you believe to be reasonable at the time made and at the time such Projections are made available to us; it being understood by the Commitment Parties that such Projections and other forward looking information are as to future events and are subject to significant uncertainties and contingencies, many of which are beyond our control, and are not to be viewed as facts and that no assurance can be given that the projected results will be realized and that actual results during the period or periods covered by such Projections or other forward looking information may differ from the projected results, and such differences may be material. You agree that, if at any time prior to the Closing Date, you become aware that any of the representations in the preceding sentence would be incorrect (to the best of your knowledge with respect to Information and Projections and any forward looking information relating to the Target and its subsidiaries) in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will use commercially reasonable efforts to promptly supplement the Information and the Projections so that such representations will be correct (to the best of your knowledge with respect to Information and Projections relating to the Target and its subsidiaries) in all material respects under those circumstances, which obligations to supplement the Information and Projections will not in any event terminate prior to the Closing Date, provided that any such supplementation shall cure any breach of such representations. The Commitment Parties will be entitled to use and rely on the Information and the Projections without responsibility for independent verification thereof, and Koch does not assume responsibility for the accuracy or completeness of the Information or the Projections.

6.   As consideration for the Commitment, you will pay to us the fees set forth in the Fee Letter on the terms and subject to the conditions set forth therein. Once paid, such fees will not be refundable under any circumstances except as agreed to between you and the applicable Commitment Party.

7.   The Commitment Parties' obligations to fund the Commitment are subject solely to (a) the execution and delivery of the Preferred Equity Documentation on the terms set forth in the Term Sheet and the Fee Letter, consistent with the Documentation Principles (as defined in the Fee Letter) and subject to the last paragraph of Exhibit C (provided that there will be no conditions (implied or otherwise) under the Preferred Equity Documentation to the funding of the Commitment on the Closing Date, including, without limitation, compliance with the terms of this Commitment Letter, the Fee Letter or the Preferred Equity Documentation, other than those conditions set forth in Exhibit C hereto), and (b) the satisfaction (or waiver by the Commitment Parties) in all material respects of the conditions set forth in Exhibit C (the conditions set forth in foregoing clauses (a) and (b) being referred to in this Commitment Letter collectively as the

"<u>Funding Conditions</u>"). There will be no conditions to closing and funding other than those expressly referred to in this <u>Section 7</u>.

8. You agree to indemnify and hold harmless us and our respective affiliates and controlling persons or entities and the respective officers, directors, managers, employees, agents, members or other direct or indirect equity holders of each of the foregoing (each, an "<u>Indemnified Person</u>"), from and against any and all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses, joint or several, of any kind or nature whatsoever to which any such Indemnified Person may become subject to the extent arising out of or in connection with any claim, litigation, investigation or proceeding (any of the foregoing, a "<u>Proceeding</u>") relating to this Commitment Letter, the Fee Letter, the Transactions, the Merger, the Preferred Equity, the Options, the Warrants, the Commitment or any related transactions contemplated hereby for Proceedings that are brought by a person or entity other than a party hereto, and to reimburse each such Indemnified Person promptly upon demand (but no later than 15 days thereafter), together with reasonably detailed back-up documentation, for any reasonable and documented or invoiced out-of-pocket legal expenses incurred in connection with investigating or defending any of the foregoing and other reasonable and documented out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing by one counsel to the Indemnified Persons taken as a whole and, if necessary, one firm of local counsel in each appropriate jurisdiction to the Indemnified Persons taken as a whole, and, in the case of an actual or perceived conflict of interest, one additional counsel to the affected Indemnified Persons taken as a whole; <u>provided</u> that the foregoing indemnity will not, as to any Indemnified Person, apply to (i) losses, claims, damages, liabilities or related expenses to the extent arising from the gross negligence, bad faith or willful misconduct of such Indemnified Person or its Related Persons (as defined below) or a material breach of the obligations of such Indemnified Person or any of its Related Persons under this Commitment Letter or the Preferred Equity Documentation (as determined by a court of competent jurisdiction in a final and non-appealable decision), or (ii) any settlement entered into by such Indemnified Person without your written consent (such consent not to be unreasonably withheld or delayed) but if settled with your written consent or if there is a judgment for the plaintiff in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with this <u>Section 8</u>, or (iii) any Proceeding that does not involve an act or omission of you or the Target or any of your or its affiliates and that is brought by an Indemnified Person against another Indemnified Person. Notwithstanding any other provision of this Commitment Letter, without in any way qualifying your other obligations hereunder (including with respect to indemnity in this <u>Section 8</u>), neither you nor any of your affiliates, employees, advisors or agents nor any Indemnified Person will be liable for (i) any damages arising from the use by others of information or other materials obtained through internet, electronic, telecommunications or other information transmission systems, except to the extent such damages have resulted from the willful misconduct, bad faith or gross negligence of you or your controlled affiliates or such Indemnified Person or any of its Related Persons (as determined by a court of competent jurisdiction in a final and non-appealable decision) or (ii) any indirect, special, punitive or consequential damages in connection with your or its activities related to this Commitment Letter, the Fee Letter, the Preferred Equity, the Options, the Warrants, the Transaction (including the Commitment and the use of the proceeds thereof), or with respect to any activities related to the Commitment (except solely as a result of your indemnification obligations set forth above to the extent an Indemnified Person is found so liable). For purposes hereof, a "<u>Related Person</u>" of an Indemnified Person means any of such Indemnified Person (including, but not limited to, in its capacity as a Commitment Party) and its affiliates that are involved in or are aware of the financing contemplated by this Commitment Letter and its or their respective partners, trustees, directors, officers, managers, employees, agents, advisors, members, direct or indirect shareholders, controlling persons or entities and other representatives thereof. Notwithstanding the foregoing, each Indemnified Person will be obligated to refund and return any and all amounts paid by you under this <u>Section 8</u> to such Indemnified Person for any such fees, expenses or damages to the extent such

Indemnified Person is not entitled to payment of such amounts in accordance with the terms hereof (as determined by a court of competent jurisdiction in a final and non-appealable decision). Notwithstanding anything herein to the contrary, any Indemnified Person will always retain the right to participate in the defense of any Proceeding to which it is a party at its own expense. You will not, without the prior written consent of any Indemnified Person (which consent will not be unreasonably withheld or delayed), effect any settlement of any pending or threatened proceedings, or consent to the entry or enforcement of any judgment, in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement or consent (i) includes an unconditional release of such Indemnified Person from all liability or claims that are the subject matter of such proceedings, (ii) does not include any statement as to or any admission of fault, culpability, wrong doing, or a failure to act by or on behalf of any Indemnified Person and (iii) includes customary confidentiality and non-disparagement arrangements, it being agreed that such Indemnified Person may reasonably withhold consent if such settlement does not comply with clauses (i), (ii), and (iii) above. Notwithstanding anything that may be expressed or implied in this Commitment Letter, each of you and your subsidiaries, by your acceptance, directly or indirectly, of the benefits of this Commitment Letter, covenants, agrees and acknowledges that no person or entity other than the undersigned entities will have any obligation hereunder and that no recourse hereunder, under the Merger Agreement or under any documents or instruments delivered in connection herewith or therewith will be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, direct or indirect shareholder, affiliate, representative or assignee (other than a permitted assignee of the Commitment) of the undersigned or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, direct or indirect shareholder, affiliate, controlling person or entity, representative or assignee (other than a permitted assignee of the Commitment but only to the extent of such assignment) of any of the foregoing (each of such persons or entities, an "Indemnified Party"), whether by or through attempted piercing of the corporate veil, or by or through a claim by or on behalf of you or your subsidiaries against any Indemnified Party, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any Indemnified Party in connection with this Commitment Letter, the Merger Agreement or any documents or instrument delivered in connection herewith or for any claim based on, in respect of, or by reason of such obligations or their creation.

9.   This Commitment Letter is delivered to you on the understanding that none of the Fee Letter and its terms or substance, or this Commitment Letter and its terms or substance, or the activities of the Commitment Parties pursuant hereto or to the Fee Letter, will be disclosed, directly or indirectly, to any other person or entity (including lenders, underwriters, placement agents, other investors, advisors or any similar persons) except (a) to your affiliates, officers, agents, directors, employees, partners, members, equity holders, attorneys, accountants and advisors on a confidential and need-to-know basis, (b) if we consent in writing to such proposed disclosure (other than with respect to the Fee Letter, such consent not to be unreasonably withheld or delayed), (c) to the extent such information becomes publicly available other than by reason of improper disclosure in violation of any confidentiality obligations owing to us (including those set forth in this Section 9), (d) pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process or, to the extent requested or required by governmental and/or regulatory authorities, in each case based on the reasonable advice of your legal counsel (in which case, to the extent permitted by law, you agree to inform us promptly thereof and use commercially reasonable efforts to obtain confidential treatment or a protective order over such disclosure) or (e) to any potential additional Commitment Party (at our written request or direction (including email)); provided that (i) you may disclose this Commitment Letter (but not the Fee Letter) to the Target, its subsidiaries and their respective officers, directors, agents, employees, attorneys, accountants, advisors or controlling persons, on a confidential and need-to-know basis, (ii) subject to our

reasonable opportunity to review the proposed disclosure, you or the Target, as applicable, may disclose this Commitment Letter and the contents hereof (but not the Fee Letter) in connection with any filing in the State of Iowa relating to our corporate charter or in any proxy or other SEC, regulatory or securities exchange filing relating to the Transactions, the confidential information memorandum, any customary Rule 144A offering memorandum for primary or secondary offerings of the debt securities issued pursuant to the Debt Commitment Letter, and any tender or exchange offering memorandum in connection with the transactions contemplated by the Debt Commitment Letter, (iii) you may disclose this Commitment Letter (but not the Fee Letter) to rating agencies in connection with obtaining ratings for you and the Credit Facilities (and any securities issued in lieu thereof) on a confidential and need-to-know basis, (iv) you may disclose this Commitment Letter (but not the Fee Letter) to the banks under the Credit Facilities; (v) you may disclose the aggregate fees contained in the Fee Letter as part of Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts to the extent customary or required in marketing materials, any proxy or other public or regulatory filing or any prospectus or other offering memorandum and (vi) you may disclose this Commitment Letter and the Fee Letter in connection with the enforcement of your rights hereunder and thereunder. You agree that you will permit us to review and approve (such approval not to be unreasonably withheld or delayed) any reference to us or any of our affiliates in connection with the Commitment, the Preferred Equity, the Options, the Warrants or the transactions contemplated hereby contained in any press release or similar written public disclosure prior to public release. The provisions of this <u>Section 9</u> with respect to this Commitment Letter (but not the Fee Letter) shall be superseded by the confidentiality provisions, if applicable, in the Preferred Equity Documentation and shall in any event automatically terminate two years following the date of this Commitment Letter.

10. In the ordinary course of its business, Koch and its affiliates may actively engage in commodities trading or trade the debt and equity securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of you or the Target and other companies which may be the subject of the arrangements contemplated by this Commitment Letter for their own account and may at any time hold long and short positions in such securities and financial instruments. Koch or its affiliates may also co-invest with, or make direct investments in, funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you, the Target or other companies which may be the subject of the arrangements contemplated by this Commitment Letter or engage in commodities trading with any thereof. Although Koch and its affiliates in the course of such other activities and relationships may acquire information about the transactions contemplated by this Commitment Letter or other entities and persons which may be the subject of the financing contemplated by this Commitment Letter, Koch and its affiliates will have no obligation to disclose such information, or the fact that Koch and its affiliates are in possession of such information, to you, the Target or any other person or entity, or to use such information on behalf of you, the Target or any other person or entity.

11. The Commitment Parties and their affiliates are involved in a broad range of transactions and may have economic interests that conflict with those of the Target and you. You agree that the Commitment Parties will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or the Fee Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Commitment Parties and you and the Target, your and their respective shareholders or other equity holders, or your and their respective affiliates. You acknowledge and agree that (a) the transactions contemplated by this Commitment Letter and the Fee Letter are arm's-length commercial transactions between the Commitment Parties, on the one hand, and you and the Target, on the other, (b) in connection therewith and with the process leading to such transaction each of the Commitment Parties is acting solely as a principal and not as agents or fiduciaries of you, the Target, your and their management, shareholders or other equity holders, creditors or any other person or entity, (c) the Commitment Parties have not assumed an advisory or fiduciary responsibility or any other obligation in

favor of you with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any of the Commitment Parties or any of their affiliates has advised or is currently advising you or the Target on other matters) except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (d) you have consulted your own legal tax, accounting, regulatory and financial advisors to the extent you deemed appropriate. Furthermore, without limiting any provision set forth herein, you waive, to the fullest extent permitted by law, any claims you may have against us or our affiliates for breach of fiduciary duty or alleged breach of fiduciary duty and agree that we and our affiliates will have no liability (whether direct or indirect) to you in respect of such a fiduciary duty or to any person or entity asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders or other equity holders, employees or creditors. You further acknowledge and agree that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. The Commitment Parties and their respective affiliates do not provide tax, accounting or legal advice.

12.   This Commitment Letter and the Commitment and other obligations hereunder (a) will not be assignable by any party hereto (other than (i) as provided in Section 2 or (ii) as provided in the next sentence of this Section 12) without the prior written consent of the other parties hereto and any attempted assignment without such consent will be null and void, (b) are intended to be solely for the benefit of the parties hereto and Indemnified Persons, (c) are not intended to confer any benefits upon, or create any rights (specifically including the right to enforce the Commitment set forth herein) in favor of, any person or entity other than the parties hereto and Indemnified Persons and (d) are not intended to create a fiduciary relationship among the parties hereto. Without limiting the provisions of Section 2, any and all obligations of the Commitment Parties hereunder (including, without limitation, the Commitment) may be performed and any and all rights of any of the Commitment Parties hereunder may be exercised by or through any such Commitment Party's affiliates; provided that any assignments to an affiliate will not relieve any Commitment Party from any of its obligations hereunder unless and until such affiliate has funded the portion of the Commitment so assigned. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by you and us. This Commitment Letter may be executed in any number of counterparts, each of which will be an original and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or other electronic transmission (e.g., a ".pdf" or ".tif") will be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter (i) are the only agreements that have been entered into by the parties hereto with respect to the Commitment and (ii) supersede all prior understandings, whether written or oral, among us with respect to the Commitment and sets forth the entire understanding of the parties hereto with respect thereto.

13.   **THIS COMMITMENT LETTER, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT, TORT OR OTHERWISE) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE IN ANY WAY TO THIS COMMITMENT LETTER, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY, WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY PRINCIPLE OF CONFLICTS OF LAW THAT COULD REQUIRE THE APPLICATION OF ANY OTHER LAW**.

Notwithstanding the foregoing, interpretation of the provisions of the Merger Agreement (including with respect to satisfaction of the conditions contained therein, whether the Acquisition has been consummated as contemplated by the Merger Agreement, any alleged Company Material Adverse Effect and any determination of whether a Company Material Adverse Effect has occurred (or could reasonably be expected to occur) and whether the representations made by Target in the Merger

Agreement (including any Target Representations) are accurate and whether as a result of any inaccuracy thereof you (or your applicable affiliate) have the right to terminate your (or its) obligations under the Merger Agreement or decline to consummate the Acquisition, in each case, in accordance with the terms thereof) and all issues and questions concerning the construction, validity, interpretation and enforceability of the Merger Agreement and the exhibits and schedules thereto shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the principles of conflicts of law that would result in the application of the law of any other state.

14.   EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER.

15.   Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting, in each case in the Borough of Manhattan in New York City, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter, the Transactions or the transactions contemplated hereby or thereby, and agrees that all claims in respect of any such action or proceeding will be brought, heard and determined only in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter, the Transactions or the transactions contemplated hereby in any New York State or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. You and we agree that service of any process, summons, notice or document by registered mail addressed to you or us, as applicable, at the address set forth above will be effective service of process against such person or entity for any suit, action or proceeding brought in any such court.

16.   The Commitment Parties and their respective affiliates will use all confidential information provided to them or such affiliates by or on behalf of you (x) hereunder or (y) in connection with the Merger and the related Transactions, in each case, solely for the purpose of providing the Commitment which is the subject of this Commitment Letter and will treat confidentially all such information and will not publish, disclose or otherwise divulge, such information; provided that nothing herein will prevent the Commitment Parties or their respective affiliates from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case the Commitment Parties or their respective affiliates, to the extent permitted by applicable law, agree to inform you promptly thereof), (b) upon the request or demand of any regulatory authority having jurisdiction over the Commitment Parties or their respective affiliates (in which case the Commitment Parties or their respective affiliates, to the extent permitted by law, agree to inform you promptly thereof), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by any of the Commitment Parties or any of their affiliates or any related parties of the foregoing in violation of any confidentiality obligations owing to you, the Target or any of its subsidiaries (including those set forth in this Section 16), (d) to the extent that such information is received by the Commitment Parties from a third party that is not to the Commitment Parties' or their respective affiliates' knowledge subject to confidentiality obligations owing to you, the Target or any of your or its respective affiliates, (e) to the extent that such information is independently developed by the Commitment Parties without use of or reliance on such confidential information, (f) to the Commitment

Parties' affiliates and the Commitment Parties' and their respective affiliates' officers, directors, partners, employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transactions and are informed of the confidential nature of such information and who agree (which agreement may be oral or pursuant to company policy) to be bound by the terms of this Section 16 (or language substantially similar to this Section 16), (g) to rating agencies that are involved in administering or evaluating the investment of the applicable Purchasers in the Preferred Equity, the Options and/or the Warrants, (h) for the purposes of establishing a "due diligence defense" or (i) to the extent you have consented to the proposed disclosure in writing. The Commitment Parties' obligations under this Section 16 will automatically terminate and be superseded by the confidentiality provisions in the Preferred Equity Documentation upon the effectiveness thereof; provided that, in any event, the provisions of this Section 16 will terminate on the second anniversary of the date hereof. Neither the Commitment Parties nor any of their affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by them of services for other persons or entities, and neither the Commitment Parties nor any of their affiliates will furnish any such information to other persons or entities. You also acknowledge that none of the Commitment Parties or any of their affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by them from other persons or entities.

17.   The compensation, reimbursement, indemnification, absence of fiduciary relationship, confidentiality, jurisdiction, governing law and waiver of jury trial provisions contained herein and the provisions of Section 11 will remain in full force and effect in accordance with their terms notwithstanding the termination of this Commitment Letter or the Commitment; provided that your obligations under this Commitment Letter, other than those provisions relating to indemnification, confidentiality and compensation, will automatically terminate and be superseded by the Preferred Equity Documentation upon the funding thereunder.

18.   We hereby notify you that pursuant to the requirements of the USA PATRIOT Act Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the "PATRIOT Act"), each Commitment Party is required to obtain, verify and record information that identifies you and your subsidiaries, which information includes the name, address, tax identification number and other information regarding you and your subsidiaries, that will allow such Commitment Party to identify you and your subsidiaries in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each Commitment Party.

19.   Each of the Committed Parties hereby represents and warrants that (i) it has the financial capacity to fulfill its Commitment under this Commitment Letter, and that all funds necessary for the Committed Party to fulfill its Commitment under this Commitment Letter shall be available to the Committed Party for so long as this Commitment Letter shall remain in effect in accordance with Section 20 hereof; (ii) it has the requisite power and authority to enter into and deliver this Commitment Letter and to perform its obligations hereunder; (iii) the execution, delivery and performance of this Commitment Letter by the Committed Party has been duly and validly authorized and approved by all necessary organizational action by it; (iv) this Commitment Letter has been duly and validly executed and delivered by the Committed Party and constitutes the valid and binding agreement of the Committed Party, enforceable against such Committed Party in accordance with its terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting creditors' rights and subject to general principles of equity; and (v) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Commitment Letter by the Committed Party have been obtained or made,

and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Commitment Letter.

20. The parties agree that irreparable damage would occur if any provision of this Commitment Letter were not performed in accordance with the terms hereof and that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Commitment Letter or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to asset that a remedy of monetary damages would provide an adequate remedy.

21. If the foregoing correctly sets forth our agreement with you, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on November 26, 2017. The Commitment Parties' commitments hereunder will expire automatically and without further action or notice and without further obligation to you at such time in the event that we have not received such executed counterparts in accordance with the immediately preceding sentence. If you do so execute and deliver to us this Commitment Letter and the Fee Letter at or prior to such time, the Commitment Parties agree to hold the Commitment to purchase the Preferred Equity, Warrants and Options hereunder and the other undertakings in connection therewith effective and available for you until the earliest to occur of (a) after execution of the Merger Agreement and prior to the consummation of the Merger, the valid termination of the Merger Agreement in accordance with its terms prior to closing of the Merger, (b) the consummation of the Merger (and the funding in full of the Commitment pursuant to the terms hereof) and (c) 11:59 p.m., New York City time, on the End Date (as defined in the Merger Agreement and as it may be extended in accordance with the terms of the Merger Agreement) (such date, the "Commitment Termination Date").

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The Commitment Parties are pleased to have been given the opportunity to assist you in connection with the financing for the Merger.

Very truly yours,

KOCH EQUITY DEVELOPMENT LLC

By: /s/ Brett D. Watson

Name: Brett D. Watson
Title: Vice President

Accepted and agreed to as of
the date first above written:

MEREDITH CORPORATION

By: /s/ Joseph Ceryanec

        Name: Joseph Ceryanec
        Title: Chief Financial Officer

Transaction Description

Capitalized terms used but not defined in this <u>Exhibit A</u> will have the meanings set forth in this Commitment Letter or the Fee Letter, as applicable; <u>provided</u> that, if not so defined, capitalized terms used but not defined in this <u>Exhibit A</u> will have the meanings set forth in the Debt Commitment Letter.

It is intended that:

1.   You will form a direct or indirect wholly-owned subsidiary ("<u>Merger Sub</u>") organized in Delaware.

2.   You and Merger Sub will enter into an agreement and plan of merger (including all annexes, exhibits and schedules thereto, the "<u>Merger Agreement</u>") with the Target. Pursuant to the Merger Agreement, you will acquire all of the outstanding equity of Target on the Closing Date by way of a tender offer (the "Offer") to purchase all of the outstanding shares of common stock of Target and, following the acceptance for payment of such shares pursuant to the Offer, Merger Sub will be merged with and into the Target, with the Target surviving such merger as your direct or indirect wholly-owned subsidiary (the "<u>Merger</u>" and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the "Acquisition").

3.   Contemporaneous with the consummation of the Merger, you will issue the Preferred Equity, the Options and the Warrants to the Commitment Parties.

4.   You and your subsidiaries:

(i) will obtain up to $1.8 billion in term loan borrowings under the Senior Credit Facilities;

(ii) will obtain up to $350 million of revolving credit under the Senior Credit Facilities ($75 million of which credit facility shall be available to be utilized to finance the Acquisition); and

(ii) will either issue up to $1.4 billion in gross cash proceeds from the issuance of senior notes in a Rule 144A or other private placement (the "<u>Senior Notes</u>") and/or borrow up to $1.4 billion of senior bridge loans under a senior bridge facility (the "<u>Senior Bridge Facility</u>" and, together with the Senior Credit Facilities, the "<u>Credit Facilities</u>") less the gross cash proceeds from any issuance of the Senior Notes.

5.   In connection with the consummation of the Transactions, all outstanding third party debt for borrowed money of each of you and the Target and your and its subsidiaries will be repaid, redeemed, defeased, discharged, refinanced, replaced or terminated other than (i) indebtedness permitted to remain outstanding under the Credit Facilities, (ii) indebtedness permitted to be incurred under the Credit Facilities prior to, and permitted to remain outstanding on, the closing date of the Merger and (iii) ordinary course capital leases, purchase money indebtedness, equipment financings, letters of credit and surety bonds or permitted under the Credit Facilities.

The transactions described above and the payment of related fees and expenses are collectively referred to herein as the "<u>Transactions</u>."


Project Gotham
$650,000,000
Series A Preferred
Summary of Principal Terms and Conditions


Capitalized terms used but not defined in this Exhibit B shall have the meanings set forth in the Commitment Letter or, if not defined therein, as defined in the Fee Letter.

(a)

1.	**Parties**	Meredith Corporation (NYSE: MDP) (the "Issuer")
		An affiliate of Koch Equity Development LLC (the "Purchaser" and, together with the Issuer, the "Parties")

2. Contemplated Transactions

Subject to the terms and conditions set forth in this Term Sheet and on the terms and subject to the conditions set forth in the Commitment Letter, at the closing of the transactions contemplated hereby (the "Transactions" and such closing, the "Closing"):

(a) the Purchaser will purchase from the Issuer 650,000 shares of Series A Preferred Stock (the "Preferred Equity") having an aggregate Stated Value of $650 million as of the Closing in exchange for an amount equal to: (i) $650 million (the "Investment Amount"); *less* (ii) the Warrant Purchase Price; less (iii) the Option Purchase Price; *less* (iv) the Structuring Fee (such net consideration, the "Preferred Equity Consideration");

(b) the Purchaser will purchase from Issuer detachable warrants (the "Warrants") to purchase up to 1,625,000 shares of the Issuer's Class A common stock ("Class A Common Stock") in exchange for an aggregate amount equal to $[●][1] (the "Warrant Purchase Price");

(c) the Issuer will issue to the Purchaser options (the "Options") to purchase up to 875,000 shares of Class A Common Stock for an exercise price per share equal to $70.50 in exchange for an aggregate amount equal to $[●] (the "Option Purchase Price"); and

(d) the proceeds of the issuance of the Preferred Equity, the Warrants and the Options would be used to consummate the Issuer's acquisition of Time Inc.

3. Preferred Equity Terms

(a) Stated Value. The stated value per share of the Preferred Equity will, as of the date of the Closing (the "Closing Date"), equal $1,000 (the "Stated Value"). The "Accrued Stated Value" will be an amount equal to: (i) the Stated Value; *plus* (ii) any accrued and unpaid Dividends (including, for greater certainty, any Dividends accumulated since the most recent calendar quarter end).

(b) Ranking. The Preferred Equity, with respect to dividend rights and rights upon Issuer's liquidation, winding up or dissolution, will rank senior to any other class or series of equity of Issuer.

(c) Maturity. The Preferred Equity will be perpetual, subject to the redemption rights set forth in Section 4 and Section 5 below.

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[1] Note to Draft: Warrant purchase price to equal pro rata portion of market cap as of close based on aggregate number of shares exercisable under the Warrant (subject to Issuer's confirmation of accounting treatment).

(d)   Dividends.

(i)   The Preferred Equity will accrue an annual dividend ("Dividends") (A) to the extent paid in cash, in an amount equal to the Cash Dividend Annual Rate (as set forth in the table below), multiplied by the Stated Value (such amounts, the "Cash Dividends") or (B) if the Issuer does not declare and pay in full the Cash Dividends for any period, as of the end of such period, in kind by issuing a number of shares of Preferred Equity equal to (1) the Accrued Dividend Annual Rate (as set forth in the table below), multiplied by the aggregate Stated Value for all outstanding shares of Preferred Equity, divided by (2) $1,000. For the avoidance of doubt, Dividends with respect to any quarter may only be paid all in cash or all in shares of Preferred Equity; Dividends for any quarter may not be paid in a combination of cash and shares. The Cash Dividend Annual Rate and the Accrued Dividend Annual Rate shall be increased by the Default Spread upon, and during the continuation of, a Material Event of Default (to be defined), and are subject to the terms of the Fee Letter.

Year	Cash Dividend Annual Rate	Accrued Dividend Annual Rate
Years 1 through 3	8.5%	9.0%
Year 4	LIBOR plus 850 bps	LIBOR plus 900 bps
Year 5	LIBOR plus 950 bps	LIBOR plus 1000 bps
Year 6 through redemption	LIBOR plus 1050 bps	LIBOR plus 1100 bps

(ii)   Dividends will accumulate and accrue daily, calculated on a 360-day basis. Dividends will be paid quarterly, either in kind (by issuance of additional Preferred) ("PIK Dividend Shares") or in cash (at the election of Issuer). To the extent Dividends are not paid in cash, they will be paid in kind and Issuer will issue additional shares of Preferred Equity no later than the close of the calendar quarter in which such Dividends are to be paid and will cause Issuer's records to be updated to reflect such additional shares of Preferred Equity. For the avoidance of doubt, for purposes of calculating Dividends for any quarter, the Stated Value will include the Stated Value of all outstanding shares of Preferred Equity, including all PIK Dividend Shares for all prior quarters, whether or not actually issued as of the date of such calculation. At least five business days prior to Issuer's Board declaring any Dividend or considering the redemption of any Preferred Equity, Issuer will provide notice to Purchaser of the amount and date of such potential Dividend or redemption.

(e) Transferability. The Preferred Equity will be freely transferable; provided that (i) the Issuer will have the right to approve any proposed transferee (other than an affiliate of the Purchaser that is not engaged primarily in television broadcasting or print or digital media publishing (in either case, so long as Issuer is engaged in such activities)), such approval not to be unreasonably withheld (it being agreed that it would be reasonable for the Issuer to withhold consent to a proposed transfer to an activist hedge fund or competitor of the Issuer), (ii) Purchaser will at all times maintain ownership of at least a majority of the outstanding Preferred Equity, (iii) the Information/Board Observer/Additional Information Rights and Protective Provisions are personal to Purchaser and may not be transferred (provided that Purchaser may provide such information received from the Company to transferees of the Preferred Equity that have entered into customary confidentiality restrictions with the Issuer), and (iv) any transfer will comply with applicable securities laws. The Issuer will cooperate with the holders of Preferred Equity in connection with any such transfer, including providing reasonable and customary information (y) in connection with any such holder's marketing efforts or any such potential transferee's due diligence; or (z) in order to comply with applicable securities laws.

(f) Unlisted. The Preferred Equity would not be registered.

4.   Optional Redemption

(a) The Preferred Equity would be non-callable during the first three years after the Closing Date; provided that the Issuer may, at its option, subject to the terms of the Fee Letter and this Term Sheet, redeem all or any portion of the Series A Preferred in cash during such three-year period, if it shall have first declared and paid a Dividend equal to a make-whole amount with a discount rate based on U.S. Treasury notes with a maturity closest to the date that is three years after the Closing Date plus 50 basis points.

(b) From and after the third anniversary of the Closing Date, the Issuer may redeem all or any portion of the Series A Preferred in cash for an amount equal to (i) the Call Premium, plus (ii) the Accrued Stated Value of the Series A Preferred as of the redemption date.

(c) "Call Premium" means an amount equal to the difference of (a) (i) the Accrued Stated Value of the Series A Preferred as of the redemption date, multiplied by (ii) (A) if such redemption occurs during the fourth or fifth year after Closing, 106%, (B) if such redemption occurs during the sixth year after Closing, 103%, and (C) if such redemption occurs after the sixth year after Closing, 100%, minus (b) the Accrued Stated Value as of the redemption date.

(d) Prior to any resolution of the Issuer's board of directors to redeem any of the Preferred Equity in accordance with this Section 4 or any redemption in accordance with Section 5, the Issuer will declare as a dividend and pay in cash an amount, if any, equal to the Accrued Stated Value as of the redemption date, minus the Stated Value.

(e) In connection with any partial redemption under this Section 4, the Issuer may not redeem Preferred Equity in an amount less than $50 million of the Accrued Stated Value of the Preferred Equity nor effect any redemption resulting in less than $100 million of the Accrued Stated Value of the Preferred Equity remaining outstanding.

5.	**Liquidation / Change in Control**	In the event of (a) any liquidation, dissolution or winding up of the Issuer or any Material Subsidiary (to be defined) (whether voluntary or involuntary), (b) the voluntary or involuntary bankruptcy of the Issuer or any Material Subsidiary, (c) the acceleration of the Credit Facilities or Notes or (d) the occurrence of a "Change in Control", the holders of the Preferred Equity will, upon occurrence of such event, immediately and without further action, be entitled to receive, for each share of the Preferred Equity, prior and in preference to the holders of any class of Issuer's common stock ("Common Equity") or other series of equity securities of the Issuer, a dividend declared and paid in accordance with Section 4 (if applicable) and the redemption price calculated in accordance with Section 4 (including the make-whole amount with respect thereto, if any). "Change in Control" means (i) a "Change in Control" or "Change of Control," as applicable, as defined in the definitive documentation for the Credit Facilities and any Senior Notes (as those terms are defined in the Transaction Description) (the "Credit Facilities or Notes"), (ii) any transaction or event, or series of related transactions or events, resulting in the Issuer no longer being listed on the NYSE or NASDAQ exchanges, or (iii) the sale or disposition of all or substantially all of the assets of the Issuer, whether directly or indirectly through the sale of assets of its subsidiaries.
6.	**Conversion Right**	From and after the seventh anniversary of the Closing Date, by notice to the Issuer, the holders of the Preferred Equity may elect to convert some or all of the Preferred Equity into Class A Common Stock (based on the 30-day trailing volume weighted average price of Class A Common Stock and such Accrued Stated Value) by providing notice of such election to convert to the Issuer. Up to 50% (such amount, at the Purchaser's election) of such Class A Common Stock so issued will be issued without restrictions on voting (or otherwise) and the remainder of such Class A Common Stock so issued will be subject to contractual voting limitations until transferred to an unaffiliated third party. Such shares will be freely transferable and issued within five business days after notice of conversion is provided to the Issuer.
7.	**Detachable Warrants**	(a) Generally. Issuer will issue to Purchaser fully vested, detachable Warrants for the purchase of 1,625,000 shares of Class A Common Stock (subject to customary anti-dilution protections).
		(b) Participation. The Warrants will participate on an as-converted basis with respect to any dividends or other distributions on account of Class A Common Stock, as adjusted for equity splits.
		(c) Exercise and Term. Subject to the terms of the Fee Letter, the Warrants will be exercisable at any time prior to the tenth anniversary of the Closing Date at the discretion of the holder thereof, for an exercise price per share equal to $1.00. If the Warrants have not been exercised by the tenth anniversary of the Closing Date, they would be automatically exercised.
		(d) Transferability. The Warrants will be freely transferable (subject to the same provisos set forth in Section 3(e) above); provided that any transfer will require that the transferee agree to the redemption rights applicable to such Warrants (so long as such rights remain in place). The Issuer will cooperate with the holders of Warrants or Common Equity issued upon exercise thereof in connection with any such transfer, including providing reasonable and customary information: (y) in connection with any such holder's marketing efforts or any such potential transferee's due diligence; or (z) in order to comply with applicable securities laws.

8.	**Options**	(a) <u>Generally</u>. Issuer will issue to Purchaser fully vested, detachable Options for the purchase of 875,000 shares of Class A Common Stock (subject to anti-dilution protections). The Class A Common Stock issued upon exercise of the Options will be freely transferable.
		(b) <u>Participation</u>. The Options will not participate with respect to any dividends or other distributions on account of Class A Common Stock until exercised.
		(c) <u>Exercise and Term</u>. The Options will be exercisable at any time prior to the fifth anniversary of the Closing Date.
		(d) <u>Transferability</u>. The Options will be freely transferable.
9.	**Information / Board Observer Rights**	On a quarterly basis, Issuer's senior management will meet with the Purchaser to discuss then current business, financial and strategic matters relating to the Issuer and share the same materials that are being shared with the Issuer's Board of Directors for such quarter, subject to applicable non-disclosure and other obligations. In the event that the Issuer issues PIK Dividend Shares, the Purchaser will be provided the right to designate one observer to observe Issuer's board meetings, subject to applicable non-disclosure and other obligations, until such time as the Issuer redeems all PIK Dividend Shares in accordance with <u>Section 4</u>. If the Purchaser becomes entitled to designate a board observer, the Issuer will reimburse such observer for all reasonable travel and other reasonable and documented out-of-pocket expenses related to its role as a board observer and relating to the performance of its duties to the Issuer.
10.	**Protective Provisions**	The prior written consent of the Purchaser would be required for the Issuer or any of its subsidiaries to take the actions set forth on Annex I hereto (the "<u>Protective Provisions</u>").
11.	**Restricted Payments**	(a) While any Preferred Equity remains outstanding, except for Permissible Payments and Permitted Affiliate Transactions, (i) no payments or other transfers of assets or value may be made (whether directly or indirectly) by or on behalf of Issuer or any of its subsidiaries, on the one hand, to any equity holder of the Issuer or any of their affiliates (excluding the payment of dividends to holders of, or redemption of, Preferred as set forth in this Term Sheet), on the other hand and (ii) no dividends or other distributions (whether in cash or in specie) or returns of capital may be declared, made or paid on the Common Equity or other common equity or any other equity or fixed or preferred return securities of the Issuer or any of its subsidiaries, other than (A) in respect of the Preferred Equity, or (B) to the Issuer or any direct or indirect subsidiary of the Issuer.
		(b) Except for Permissible Payments and Permitted Affiliate Transactions, all dividends and other distributions (whether in cash or in specie) and returns of capital to be declared, made or paid by Issuer, will first be used, to the extent necessary, to redeem the Preferred Equity, until redeemed in full.

Annex I

Without the prior written consent of the Purchaser, the Issuer will not (and will cause its subsidiaries not to):

(a) pay any cash dividends or make other distributions (whether in cash or in kind) on the Issuer's common stock or any other equity interests of the Issuer or any of its subsidiaries (except as expressly permitted pursuant to Section 11);

(b) liquidate, dissolve or wind-up the business and affairs of the Issuer or any Material Subsidiary;

(c) take any voluntary acts of bankruptcy or fail to defend involuntary acts of bankruptcy of the Issuer or any Material Subsidiary;

(d) amend, alter or repeal any provision of the governing documents of the Issuer or any of its subsidiaries that would adversely affect any of the rights, preferences or privileges of the Preferred Equity;

(e) purchase, repurchase or redeem any of the Issuer's stock (other than pursuant to equity incentive agreements approved by the Purchaser and other than as expressly permitted pursuant to Section 11 or any other equity interests of the Issuer or any of its subsidiaries (other than redemptions of the Preferred Equity in accordance with Sections 4 and 5);

(f) issue any new, reclassify any existing equity interests into, or issue to any person (other than an entity that is a wholly-owned subsidiary of the Issuer) any equity interests convertible into, or equity interests of, any subsidiary of the Issuer if the proceeds from such issuance would be distributed to the shareholders of the Issuer other than as otherwise permitted in accordance with Sections 4 and 5;

(g) issue any new, reclassify any existing equity interests into, or issue any equity interests convertible into, equity interests of the Issuer senior or pari passu to the Preferred Equity;

(h) enter into any transaction with any affiliate of the Issuer or its subsidiaries or any equity holder of the Issuer (other than any transaction that is on an arm's length basis or on terms more favorable to the Issuer or such subsidiary than terms it would receive in an arm's length transaction);

(i) enter into any transaction which results in a Change in Control, unless upon consummation of such transaction the Preferred Equity is redeemed in full in accordance with Section 5;

(j) incur indebtedness, other obligations or capital leases, or liens in order to secure any such indebtedness, other obligations or capital leases, in each case, except for (i) such obligations existing on the Closing Date, (ii) obligations incurred to refinance obligations existing on the Closing Date so long as such refinancing is (A) scheduled to mature no earlier than the obligations being refinanced and (B) is in an aggregate principal amount that either (1) is equal to or less than the aggregate principal amount of then outstanding obligations being refinanced (including fees and expenses related thereto) or (2) satisfies the Maximum Fixed Obligations Ratio, (iii) capital leases or other trade payables arising in the ordinary course of business, (iv) such obligations, the proceeds of which are used solely to redeem (in whole) the Preferred Equity, or (v) any borrowings made or indebtedness incurred from time to time after the closing date under the revolving credit facility available under the senior credit facility, or refinancing indebtedness with respect thereto;

(k) change the Issuer's tax status as a C-corporation;

(l) materially change the general nature of the Issuer's and its subsidiaries' principal businesses, taken as a whole, as of the Closing Date, or any business substantially related or incidental thereto or related or incidental to the businesses of media, marketing and brand licensing generally (it being understood that this covenant shall not restrict the Issuer or its subsidiaries from divesting a current business if it remains in one or more of the other primary businesses of the Issuer or its subsidiaries);

(m) fail to maintain the Issuer's Executive Stock Ownership Program or a similarly-designed program, or materially decrease management hold requirements thereunder; or

(n) agree or consent to any of the foregoing.

EXHIBIT C

Summary of Conditions

Capitalized terms used but not defined in this Exhibit C will have the meanings set forth in this Commitment Letter or the Fee Letter, as applicable; provided that, if not so defined, capitalized terms used but not defined in this Exhibit C will have the meanings set forth in the Debt Commitment Letter. Except as otherwise set forth below, the Commitment Parties' obligations to fund the Commitment are subject to the following additional conditions precedent which will be (a) satisfied (or waived by the Commitment Parties) prior to or substantially concurrent with the other Transactions and (b) subject to the last paragraph of this Exhibit C.

1. The Commitment Termination Date shall not have passed.

2. You shall have executed and delivered to the Commitment Parties definitive documentation that will contain the terms set forth in the Term Sheet and the Fee Letter, including in respect of the Options and the Warrants (such definitive documentation, the "Preferred Equity Documentation") and the following closing deliverables in form and substance consistent with this Commitment Letter and the Fee Letter (including the Documentation Principles): (a) customary closing certificates (limited to (i) a certificate from the chief financial officer (or other officer with reasonably equivalent duties) of you in the form attached hereto as Annex I to this Exhibit C with respect to Closing Date solvency (on a consolidated basis after giving effect to the Transactions and the other transactions contemplated hereby); (ii) evidence of authority; (iii) charter documents; (iv) good standing certificate; (v) customary funding notices; (vi) customary officers' incumbency certificate; and (vii) a customary officer's closing certificate), and (b) customary legal opinions with respect to the Preferred Equity.

3. The Merger shall be consummated simultaneously or substantially concurrent with the initial borrowing under the Credit Facilities and the issuance of any Senior Notes and the funding of the Preferred Equity on the terms described in the Merger Agreement, without giving effect to any amendment, waiver, consent or other modification thereof by you that is materially adverse to the interests of the Commitment Parties (in their capacities as such) unless it is approved by the Commitment Parties (which approval shall not be unreasonably withheld, conditioned or delayed). For purposes of the foregoing condition, it is hereby understood and agreed that (a) any change to the definition of "Company Material Adverse Effect" contained in the Merger Agreement shall be deemed to be materially adverse to the interests of the Commitment Parties, (b) any reduction in the purchase price consideration shall be deemed not to be materially adverse to the interests of the Commitment Parties so long as such reduction is applied to reduce the Credit Facilities and the Commitment ratably in accordance with Section 3 of the Fee Letter, and (c) any modification, amendment or express waiver or consents by you that results in an increase in the purchase price shall be deemed to not be materially adverse to the interests of the Commitment Parties so long as any such increase in the purchase price is not funded with additional indebtedness (excluding any Senior Notes and the Credit Facilities) or additional Preferred Equity or other preferred equity.

4. The Preferred Equity, the Options and the Warrants shall have been issued (or substantially simultaneously or concurrently with the initial borrowing under the Credit Facilities and the issuance of any Senior Notes).

5. Since the date of the Merger Agreement no Company Material Adverse Effect (as defined in the Merger Agreement) shall have occurred.

6. On the Closing Date, after giving effect to the Transactions to be effected thereon, neither you nor any of your subsidiaries, or the Target and its subsidiaries, shall have any third party debt for borrowed money other than (i) the Credit Facilities and any Senior Notes, (ii) other indebtedness permitted to remain

outstanding under the Credit Facilities and any Senior Notes, (iii) indebtedness permitted to be incurred under the Credit Facilities and any Senior Notes prior to, and permitted to remain outstanding on, the closing date of the Merger and (iii) ordinary course capital leases, purchase money indebtedness, equipment financings, letters of credit and surety bonds or permitted under the Credit Facilities and any Senior Notes.

7.   All fees and expenses required to be paid on the Closing Date pursuant to this Commitment Letter and the Fee Letter shall, upon the funding of the Commitment, have been paid, in the case of expenses, to the extent a reasonably detailed invoice has been delivered to you at least two business days prior to the Closing Date (provided that the foregoing amounts may, at your option, be offset against the proceeds of the Commitment funded on the Closing Date).

8.   Simultaneously or substantially concurrent with the closing of the Merger, all liens with respect to any indebtedness (other than indebtedness described in paragraph 8) of you and your subsidiaries, and of the Target and its subsidiaries, shall have been discharged and released or otherwise permitted to remain outstanding under the Credit Facilities and any Senior Notes.

9.   The issuance of the applicable Senior Debt under the Debt Commitment Letter contemplated to be issued on the Closing Date shall have been, or substantially concurrently with the funding of the Commitment shall be, consummated on substantially the same terms as set forth in the Debt Commitment Letter (including any market flex provisions applicable thereto) without giving effect to any modifications or amendments thereto that are materially adverse to the Commitment Parties without the approval of the Commitment Parties (which approval shall not be unreasonably withheld, delayed or conditioned) (it being understood and agreed that (a) any modifications or amendments made pursuant to any market flex provisions and (b) any modifications or changes that do not adversely affect the rights of the Commitment Parties relative to their respective rights expressly set forth in this Commitment Letter, in the case of clauses (a) and (b), shall not be deemed to be materially adverse to the Commitment Parties).

10.   The Commitment Parties shall have received all documentation and other information required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including without limitation the PATRIOT Act (at least three business days prior to the Closing Date, in each case to the extent requested of you at least 10 business days prior to the Closing Date).

11.   The Specified Representations and the Target Representations shall be true and correct in all material respects as of the Closing Date.

Notwithstanding anything in this Commitment Letter or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (a) the only representations the making of which is a condition to the Commitment Parties' obligations on the Closing Date are (i) such of the representations made by or with respect to the Target and its subsidiaries in the Merger Agreement as are material to the interests of the Commitment Parties (in their capacities as such) (but only to the extent that you and/or any of your affiliates have the right (taking into account any applicable cure provisions) to terminate your or their obligations (or decline to consummate the transactions) under the Merger Agreement (in each case, in accordance with the terms thereof) as a result of a breach of such representations in the Merger Agreement) (the "Target Representations") and (ii) the Specified Representations (as defined below) made by you in the Preferred Equity Documentation, and (b) the terms of the Preferred Equity Documentation shall be such that they do not impair the funding of the Commitment on the Closing Date if the conditions set forth in this Exhibit C and in Section 7 of this Commitment Letter are satisfied (or waived by the Commitment Parties). "Specified Representations" means the representations of you in the Preferred Equity Documentation relating to incorporation; corporate power and authority to enter into the Preferred Equity Documentation; good standing; due authorization and execution of the Preferred Equity Documentation; no conflict of the Preferred Equity Documentation (limited to the execution, delivery and performance of the Preferred Equity Documentation) with organizational documents; delivery and enforceability of the Preferred Equity Documentation; Closing Date solvency on a consolidated basis after giving effect to the Transactions (solvency to be defined in a manner consistent with the solvency certificate set forth in Annex I to Exhibit C to this Commitment Letter); Federal Reserve margin regulations; the Investment Company Act; PATRIOT Act; FCPA; OFAC or laws against sanctioned persons; sufficient duly authorized preferred securities to issue the Preferred Equity and shares of common stock to satisfy the exercise of the Options and the Warrants; your capitalization (which will include a representation that the Preferred Equity has been, and the shares of common stock underlying the Options and the Warrants will be, upon exercise and payment of the exercise price have been, validly issued, fully paid and non-assessable); no conflict with the Senior Debt (subject to the terms thereof); and the Preferred Equity ranking senior in right of dividends and payment on liquidation to any other class or series of your equity as provided in the Preferred Equity Documentation.

FORM OF
SOLVENCY CERTIFICATE

[DATE]

I, the undersigned [chief financial officer] of Meredith Corporation, a corporation organized under the laws of Iowa ("*Issuer*"), in that capacity only and not in my individual capacity (and without personal liability), do hereby certify as of the date hereof, and based upon facts and circumstances as they exist as of the date hereof (and disclaiming any responsibility for changes in such facts and circumstances after the date hereof), that:

1.   This certificate is furnished to the Purchaser pursuant to Section [●] of the Securities Purchase Agreement, dated as of [●], 2017, among Issuer and the Purchaser (the "*Purchase Agreement*"), pursuant to which Issuer sells certain securities described therein (the "*Securities*") to the Purchaser. Unless otherwise defined herein, capitalized terms used in this certificate shall have the meanings set forth in the Purchase Agreement.

2.   For purposes of this certificate, the terms below shall have the following definitions:

(a)   "Fair Value"

The amount at which the assets (both tangible and intangible), in their entirety, of Issuer and its subsidiaries taken as a whole would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(b)   "Present Fair Salable Value"

The amount that could be obtained by an independent willing seller from an independent willing buyer if the assets (both tangible and intangible) of Issuer and its subsidiaries taken as a whole are sold with reasonable promptness in an arm's-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

(c)   "Stated Liabilities"

The recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of Issuer and its subsidiaries taken as a whole, as of the date hereof after giving effect to the consummation of the Transactions (including the execution and delivery of the Purchase Agreement, the sale of the Securities and the use of proceeds of such sale on the date hereof), determined in accordance with GAAP consistently applied.

(d)   "Identified Contingent Liabilities"

The maximum estimated amount of liabilities reasonably likely to result from pending litigation, asserted claims and assessments, guaranties, uninsured risks and other contingent liabilities of Issuer and its subsidiaries taken as a whole after giving effect to the Transactions (including the execution and delivery of the Purchase Agreement, the sale of the Securities and the use of proceeds of such sale on the date hereof) (including all fees and expenses related thereto but exclusive of such contingent liabilities to the extent reflected in Stated Liabilities), as identified and explained in terms of their nature and estimated magnitude by responsible officers of Issuer.

(e)   "Will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature"

For the period from the date hereof through the first date on which none of the Securities remain outstanding, Issuer and its subsidiaries taken as a whole will have sufficient assets and cash flow to pay their respective Stated Liabilities and Identified Contingent Liabilities as those liabilities mature or (in the case of Identified Contingent Liabilities) otherwise become payable, in light of business conducted or anticipated to be conducted by Issuer and its subsidiaries as reflected in the projected financial statements and in light of the anticipated credit capacity.

(f)   "Do not have Unreasonably Small Capital"

Issuer and its subsidiaries taken as a whole after consummation of the Transactions is a going concern and has sufficient capital to reasonably ensure that it will continue to be a going concern for the period from the date hereof through the first date on which none of the Securities remain outstanding. I understand that "unreasonably small capital" depends upon the nature of the particular business or businesses conducted or to be conducted, and I have reached my conclusion based on the needs and anticipated needs for capital of the business conducted or anticipated to be conducted by Issuer and its subsidiaries as reflected in the projected financial statements and in light of the anticipated credit capacity.

3.   For purposes of this certificate, I, or officers of Issuer under my direction and supervision, have performed the following procedures as of and for the periods set forth below.

(a)   I have reviewed the financial statements (including the pro forma financial statements) referred to in Section [●] of the Purchase Agreement.

(b)   I have knowledge of and have reviewed to my satisfaction the Purchase Agreement.

(c)   As chief financial officer of Issuer, I am familiar with the financial condition of Issuer and its subsidiaries.

4.   Based on and subject to the foregoing, I hereby certify on behalf of Issuer that after giving effect to the consummation of the Transactions (including the execution and delivery of the Purchase Agreement, the sale of the Securities and the use of proceeds of such sale on the date hereof), it is my opinion that (i) the Fair Value of the assets of Issuer and its subsidiaries taken as a whole exceeds their Stated Liabilities and Identified Contingent Liabilities, (ii) the Present Fair Salable Value of the assets of Issuer and its subsidiaries taken as a whole exceeds their Stated Liabilities and Identified Contingent Liabilities; (iii) Issuer and its subsidiaries taken as a whole do not have Unreasonably Small Capital; and (iv) Issuer and its subsidiaries taken as a whole will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature.

* * *

IN WITNESS WHEREOF, the undersigned has executed this certificate in such undersigned's capacity as [chief financial officer] of Issuer, on behalf of Issuer, and not individually, as of the date first stated above.

MEREDITH CORPORATION

By:

_____
Name:
Title: [Chief Financial Officer]

Exhibit 99.1



MEREDITH CORPORATION TO ACQUIRE TIME INC. TO CREATE PREMIER MEDIA

AND MARKETING COMPANY SERVING NEARLY 200 MILLION AMERICAN CONSUMERS

Meredith Adds Leading Media Brands to Already Strong Portfolio
of National and Local Media Properties,
Creating Media Powerhouse With $4.8 Billion in Revenues,
Including $2.7 Billion of Advertising Revenues

DES MOINES, IA (November 26, 2017) -Meredith Corporation **(NYSE: MDP;** www.meredith.com**)** announced today that it has entered into a binding agreement to acquire all outstanding shares of Time Inc. **(NYSE: TIME;** www.timeinc.com**)** for $18.50 per share in an all-cash transaction valued at $2.8 billion. The transaction has been unanimously approved by the Boards of Directors of Meredith and Time Inc., and is expected to close during the first quarter of calendar 2018.

"We are creating a premier media company serving nearly 200 million American consumers across industry-leading digital, television, print, video, mobile, and social platforms positioned for growth," said Meredith Corporation Chairman and CEO Stephen M. Lacy. "We are adding the rich content-creation capabilities of some of the media industry's strongest national brands to a powerful local television business that is generating record earnings, offering advertisers and marketers unparalleled reach to American adults. We are also creating a powerful digital media business with 170 million monthly unique visitors in the U.S. and over 10 billion annual video views, enhancing Meredith's leadership position in reaching Millennials."

The transaction will create a diversified media and marketing company with calendar 2016 combined revenues of $4.8 billion - including $2.7 billion of total advertising revenues with nearly $700 million of digital advertising revenues - and adjusted EBITDA of $800 million. Additionally, Meredith anticipates generating cost synergies of $400 million to $500 million in the first full two years of operation.

"This is a transformative transaction for Meredith Corporation, and follows a fiscal 2017 in which we posted the highest revenues, profit and earnings per share in our 115-year history," said Meredith President and Chief Operating Officer Tom Harty. "When you combine our strong local television business - which has grown operating profit 15 percent annually over the last five years - with the trusted, premium multiplatform content creation of Meredith and Time Inc., it creates a powerful media company serving consumers and advertisers alike. We look forward to completing the transaction; welcoming the Time Inc. employees to Meredith; delivering on our pledge to achieve identified synergies; and growing shareholder value."

Key Strategic and Financial Benefits of the Transaction:

• **Creates unparalleled portfolio of national media brands with greater scale and efficiency -** Combined, Meredith's brands will have a readership of 135 million and paid circulation of nearly 60 million, with leading positions in celebrity, food, lifestyle, news and sports, parenting, and home content creation, as well as enhanced positions in the beauty, fashion and luxury advertising categories.

- **Continues the strong and growing contribution from local media** - Meredith's portfolio of 17 high-performing television stations in 12 markets is a consistent generator of strong cash flow. Meredith's stations - which reach more than 11 percent of U.S. television households - are primarily Big 4 network affiliates located in fast-growing markets. In fiscal 2017, Meredith's broadcasting business delivered the best year in its 60-year history, generating record revenues and profit - including more than $60 million of political ad revenues - and an EBITDA margin of 40 percent. Looking ahead, Meredith anticipates another strong political advertising year in fiscal 2019.

- **Accelerates Meredith's digital position by adding significant scale -** Meredith will be transformed into a Top 10 digital media company with 170 million unique monthly visitors in the U.S., over 10 billion annual video views, and nearly $700 million in digital advertising revenues. It will operate the No. 1 premium digital network for American consumers with unmatched reach to Millennials. Additionally, Meredith will be a top-tier data player with a database of more than 250 million email addresses/device IDs, paired with leading advertising technology platforms and shopper marketing capabilities.

- **Provides advertising and consumer revenue diversification and growth -** Meredith will be well-positioned to benefit from fast-growing digital advertising platforms, including native, video, shopper marketing, programmatic and social. Also, Meredith expects to increase consumer revenue from diversified streams, including bundled circulation activities, brand licensing, ecommerce, events, video creation, content management, and marketing services.

- **Enhances financial strength and flexibility -** Meredith expects the transaction will be accretive to free cash flow in the first full year of operations. Meredith has demonstrated a strong track record of achieving cost synergies with prior acquisitions, and is confident in its ability to optimize the cost structure of the combined business. The increased scale and free cash flow - coupled with cost synergy achievement - positions Meredith to aggressively pay down debt and achieve a leverage ratio of approximately 2x by 2020, and take advantage of future acquisition opportunities in the media space.

- **Increases Total Shareholder Return** - Meredith remains committed to delivering top-third Total Shareholder Return. Meredith will continue to pay its current annual dividend of $2.08 per share, and expects ongoing annual dividend increases. Meredith has paid a dividend for 70 consecutive years and has increased it for 24 straight years.

"To summarize, we believe this acquisition represents a transformative and financially compelling growth opportunity for Meredith Corporation and will increase shareholder value over time," Lacy said. "We are acquiring an impressive portfolio of leading brands and a digital business of scale with tremendous growth potential, complemented by our growing television broadcasting business that produces strong cash flow, fueled by growing political advertising and retransmission revenues. And the company will be led by Meredith's executive management team with expertise in integrating acquisitions and operating multiplatform media businesses."

Financing

Meredith has secured a total of $3.55 billion - which includes a $350 million undrawn revolving credit facility - in fully committed debt financing from RBC Capital Markets, Credit Suisse, Barclays and Citigroup Global Markets Inc. Meredith has also secured $650 million in preferred equity commitment from Koch Equity Development (KED). Funds will be used to finance the transaction and refinance existing debt.

KED has deployed in excess of $8 billion of industry agnostic principal investments over the last five years. Its $650 million investment in Meredith follows more than $2 billion of passive, preferred equity investments supporting four similar strategic transactions involving publicly traded entities.

KED will not have a seat on the Meredith Board and will have no influence on Meredith's editorial or managerial operations. KED's non-controlling, preferred equity investment underscores a strong belief in Meredith's strength as a business operator, its strategies, and its ability to unlock significant value from the Time Inc. acquisition. Rothschild, Inc. and Credit Suisse are serving as financial advisors to KED and Jones Day is serving as legal counsel.

Timing and Approvals

Under the terms of the agreement, Meredith will commence a tender offer to acquire all the issued and outstanding shares of Time Inc. common stock for $18.50 per share in cash.

The transaction is subject to customary closing conditions and regulatory approvals, including the tender of a majority of the outstanding shares of Time Inc. common stock and clearance under the Hart-Scott-Rodino Antitrust Improvements Act. The transaction is expected to close during the first quarter of calendar 2018.

Meredith Advisors

BDT & Company and Moelis & Company are serving as financial advisors to Meredith, and Cooley LLP is serving as legal counsel.

Investor Conference Call

Meredith will hold a conference call with investors to discuss this announcement on November 27 at 8 a.m. EST. A live webcast will be accessible through www.meredith.com. Allow at least 10 minutes to access Meredith's investor relations website before the webcast begins. Meredith will post an investor presentation to accompany today's call on its investor relations website at 7:00 a.m. EST. A telephone replay of the call will be available until December 11, 2017, by dialing domestic toll-free (855) 859-2056, or internationally (404) 537-3406. The access code is 2873218.

Additional Information

The offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Time Inc. or any other securities. On the commencement date of the offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by purchaser and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Time Inc. The offer to purchase shares of Time Inc.'s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by purchaser, and the solicitation/recommendation statement will be filed with the SEC by Time Inc. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the offer, which will be named in the tender offer statement.

Forward-Looking Statements

This press release contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Meredith's, purchaser's and Time Inc.'s control.

Statements in this document regarding Meredith, purchaser, and Time Inc. that are forward-looking, including, without limitation, projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Meredith, purchaser and Time Inc. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; any failure to obtain equity or debt financing; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the ability to achieve the synergies and value creation contemplated by the proposed transaction; management's ability to promptly and effectively integrate the businesses of the two companies; and the diversion of management time on transaction-related issues.

For more discussion of important risk factors that may materially affect Meredith, purchaser and Time Inc., please see the risk factors contained Meredith's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, and Time Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, both of which are on file with the SEC. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Meredith, purchaser or Time Inc. None of Meredith, purchaser or Time Inc. assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

About Meredith Corporation

Meredith Corporation **(NYSE: MDP;** www.meredith.com**)** has been committed to service journalism for 115 years. Today, Meredith uses multiple distribution platforms - including broadcast television, print, digital, mobile and video - to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's Local Media Group includes 17 television stations reaching more than 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 - including Atlanta, Phoenix, St. Louis and Portland - and 13 in Top 50 markets. Meredith's stations produce 700 hours of local news and entertainment content each week, and operate leading local digital destinations.

Meredith's National Media Group reaches 110 million unduplicated women every month, including more than 70 percent of U.S. Millennial women. Meredith is the leader in creating and distributing content across platforms in key consumer interest areas such as food, home, parenting and lifestyle through well-known brands such as Better Homes & Gardens, Allrecipes, Parents and Shape. Meredith also features robust brand licensing activities, including more than 3,000 SKUs of branded products at 5,000 Walmart stores across the U.S. and at walmart.com. Meredith Xcelerated Marketing is an award-winning, strategic and creative agency that provides fully integrated marketing solutions for many of the world's top brands.

Meredith's balanced portfolio consistently generates substantial free cash flow, and the Company is committed to growing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith's current annualized dividend of $2.08 per share yields 3.4 percent. Meredith has paid a dividend for 70 straight years and increased it for 24 consecutive years.

Meredith Contacts:

Shareholder/Financial Analysts:
Mike Lovell
Director of Investor Relations
(515) 284-3622
Mike.Lovell@meredith.com

Media:
Art Slusark
Chief Communications Officer
(515) 284-3404
Art.Slusark@meredith.com